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REGISTRANT'S NAME Bombardier

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OICF/BY: dlw

DATE : 5/16/02

ANNUAL REPORT YEAR ENDED JANUARY 31, 2002

DEFINING OUR FUTURE



BOMBARDIER

ABOUT BOMBARDIER

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, Bombardier has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Bombardier Inc. shares are traded on the Toronto, Brussels and Frankfurt stock exchanges.

Bombardier's mission is to be the leader in all its markets. In order to fulfil this mission, the Corporation must strive for profitable growth, surpass customer expectations with innovative products and services, foster an entrepreneurial spirit and provide employees with the opportunity to achieve their professional goals.

OUR YEAR AT A GLANCE

HIGHLIGHTS


500e CRJ
500e CRJ

01


BOMBARDIER
TRANSPORTATION

02



03

March 9, 2001

Acquisition of Evinrude and Johnson brands and Ficht fuel-injection technology

CHICAGO (UNITED STATES) — Since the beginning of the 20th century, Evinrude and Johnson engines, leaders of the outboard engine technology, have enjoyed an excellent reputation. The first Bombardier-built Evinrude and Johnson engines — meeting Bombardier standards of durability, quality and reliability — were produced in September 2001.

April 26, 2001

The 500th CRJ delivered

MONTREAL (CANADA) — Bombardier Aerospace delivers the 500th Bombardier CRJ aircraft, a 50-seat Bombardier CRJ200, to Dulles, Virginia-based Atlantic Coast Airlines, not quite 10 years after the rollout of the first CRJ. By January 2002, 35 operators in 20 countries had ordered these Bombardier CRJ aircraft. A new milestone was reached during fiscal 2001-02 with the delivery of the 600th aircraft. (Photo 01)

May 1, 2001

Acquisition of DaimlerChrysler Rail Systems GmbH (Adtranz)

BERLIN (GERMANY) — By adding the technology, workforce and established client base of Adtranz, Bombardier Transportation is now the global leader in the rail transportation equipment manufacturing and servicing industry. (Photo 02)

May 9, 2001

Delivery of the five millionth Rotax engine

GUNSKIRCHEN (AUSTRIA) — Bombardier Recreational Products delivers its five millionth Rotax engine. This snowmobile engine is the result of 35 years of innovation in the development and production of world-class engines.

June 27, 2001

Design and innovation awards for Bombardier's recreational products

BOSTON (UNITED STATES) — The Islandia sport boat and the DS 650* all-terrain vehicle both win an award at the Industrial Design Excellence Awards 2001, co-sponsored by *BusinessWeek* magazine and the Industrial Designers Society of America. (Photo 03)

Revenues

(millions of Canadian dollars)
For the years ended January 31

2002	21,633.8
2001	15,943.7
2000	13,416.5
1999	11,286.2
1998	8,333.8

Net income

(millions of Canadian dollars)
For the years ended January 31

2002	390.9
2001	975.4
2000	718.8
1999	554.0
1998	420.2

Total backlog

(billions of Canadian dollars)
As at January 31

2002	44.1
2001	31.7
2000	27.2
1999	25.5
1998	18.1

FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except per share amounts)
For the years ended January 31

	2002	2001
Revenues	$ 21,633.8	$ 15,943.7
Income before special items, income taxes and goodwill amortization	$ 1,674.7	$ 1,427.9
Income taxes	$ 167.0	$ 422.8
Net income	$ 390.9	$ 975.4
Earnings per share – basic	$ 0.27	$ 0.70
Dividend per common share		
Class A	$0.180000	$0.135000
Class B	$0.181563	$0.136563

As at January 31	2002	2001
Total assets	$ 27,752.6	$ 20,404.3
Shareholders' equity	$ 4,090.0	$ 3,812.4
Additions to property, plant and equipment	$ 838.8	$ 415.1
Total backlog	$ 44,087.2	$ 31,707.9
Book value per common share	$ 2.76	$ 2.57
Number of common shares		
Class A	342,367,204	347,426,366
Class B	1,028,403,682	1,018,624,370

BOMBARDIER'S STOCK PERFORMANCE

January 31, 1997 to January 31, 2002

MARKET CAPITALIZATION:

$11,528.51 M
(as at January 31, 1997)

$20,139.72 M
(as at January 31, 2002)

BBD
S&P 500
TSE 300



400
300
200
100
0
*
1997
1998
1999
2000
2001
11.09.2001
2002

* Index: Closing price as at January 31, 1997 = 100


04.


05.


06.

August 6, 2001
Production starts at new assembly plant

MIRABEL (CANADA) – Located close to Montreal, at Mirabel, this new aircraft assembly plant, dedicated to Bombardier CRJ700 and CRJ900 regional aircraft, begins production, a sign of the Corporation's confidence in the future of these products. Close to 1,000 employees work in the ultramodern facility. (Photo 04)

September 26, 2001
Quick reaction to events of September 11th

MONTREAL (CANADA) – The North American commercial airline industry is hit hard by the September 11th tragedy, which accentuates the existing economic slowdown. Bombardier adjusts production rates, delivery objectives and employment levels in its aerospace sector.

October 25, 2001
Introduction of Bombardier Global 5000

MONTREAL (CANADA) – This twin-engine, long-haul, high-speed aircraft sets new standards in the superlarge business jet market segment. It can fly non-stop from central North America to continental Europe at a speed of Mach 0.85 (903 km/h), with eight passengers plus three crew members. The first flight is anticipated in the first quarter of 2003-04, and the aircraft will enter into corporate service late in 2004-05.

December 13, 2001
Introduction of the Super Voyager train

DERBY (UNITED KINGDOM) – Bombardier introduces the first diesel-electric Super Voyager train equipped with a proven tilting system that ensures full stability and passenger comfort when negotiating curves at the highest speeds. This train will be operated by Virgin Trains in the United Kingdom. (Photo 05)

December 13, 2001
SNCF contract for the delivery of up to 500 Regional Express Trains

PARIS (FRANCE) – French National Railways (SNCF) signs a contract with Bombardier Transportation for the delivery of up to 500 high-capacity regional express trains (type AGC). The articulated design of the trains makes it easier for passengers to move about, and provides increased comfort and security. (Photo 06)

STAYING POWER


LAURENT BEAUDOIN
Chairman of the Board
and of the Executive Committee

THIS WAS A LANDMARK YEAR FOR BOMBARDIER WITH THE ACQUISITION OF ADTRANZ. FINALIZED IN MAY 2001, IT IS OUR LARGEST TRANSACTION TO DATE. BUT ABOVE ALL, IT OFFERS STRONG PROSPECTS FOR THE CORPORATION'S GROWTH AND MARKS THE DAWNING OF A NEW ERA FOR BOMBARDIER IN THE RAIL TRANSPORTATION EQUIPMENT SECTOR.

In fact, 2001 can be compared with two other pivotal years in our history: 1974, when we won our first mandate in the passenger transportation sector; and 1986, when we entered the aerospace industry with the purchase of Canadair. These two major breakthroughs further enhanced Bombardier's drive. In aerospace, our efforts began to bear fruit by the late 1980s. In passenger transportation, it took us a good quarter of a century to become the world leader. In both cases, we were forward looking, we persevered and we achieved our goals.

Our successes are the result of a series of small steps, a combination of acquisitions and initiatives, and a culture that is both entrepreneurial and innovative. It took time and tenacity, sometimes hitting obstacles along the way. In the snowmobile sector, we had to adapt our product when the energy crisis of the 1970s hit. Between the contract for the Montréal metro in 1974 and the one for the New York subway in 1982, we had to double our ingenuity to make ends meet. If we had focused on short-term returns, we might have let go. Bombardier is not run, however, according to the headlines of the day. As a rule, we always take measures aimed at ensuring long-term growth of the Corporation while maximizing returns to our shareholders.

This historical recap seems appropriate. During the past year, Bombardier hit a patch of turbulence that caused our share values to fluctuate as rarely seen before. The economic slowdown in North America, exacerbated by the events of September 11, slowed the pace of new orders in some sectors and delayed delivery dates in others. Since the start of the current fiscal year, the situation seems to be moving in the right direction, and the Board of Directors is confident in the future, given the Corporation's sound fundamentals.

Firstly, for the last quarter of a century, Bombardier has pursued a strategy of diversification in order to protect itself against temporary weaknesses in any given sectorial or geographic market. For instance, the addition of Adtranz's results in 2001-02 increased the proportion of our business in Europe and the contribution of our transportation sector to the Corporation's overall income. With our expanded line of regional and business aircraft, we are able to offer products that react differently to the ups and downs of economic cycles. Finally, the acquisition in 2001 of some of the assets of American manufacturer Outboard Marine Corporation (OMC) marks our entry into the outboard engine market.

Secondly, as Robert Brown explains in his message, Bombardier now has a critical mass in all of its markets; it offers expanded product lines and possesses an array of extremely promising technologies. As always, the course of our management is inspired by our proven corporate values. Today, we are better equipped in many ways to face a difficult period than we were 25 or even 10 years ago. Moreover, we have the foundation needed to ensure growth, allowing us to reach new heights.

Proven Corporate Values

Bombardier has been sensitive to the increased anxieties of investors following last fall's events on the financial markets in the United States. Indeed, the Corporation has taken many initiatives to ensure the availability of adequately detailed information for its shareholders and investors, providing pertinent facts so that they may accurately assess the Corporation's financial situation and strategic positioning. As well, in the current annual report, particular attention was focused on making the most recent financial statements and the Management's Discussion and Analysis easier to understand for our target readers.

Other recent initiatives have allowed our shareholders to gain real-time access to information through new technologies. All presentations made to investors are now webcasted live, and the complete presentations intended for the financial market can be found on our Web site for a reasonable period of time. The Corporation is proud to have been awarded, for the fifth consecutive year, Gold by the Canadian Institute of Chartered Accountants and the *National Post* for the quality of its annual report and its financial information. Also, Bombardier was awarded this year the Grand Prix by the Canadian Investor Relations Institute.

Furthermore, our ownership structure protects all investors. Bombardier is controlled by its founder's family, which seeks superior returns over the long term, promotes proven corporate values and looks out for the Corporation's enduring prosperity.

In addition to family members, our Board of Directors includes other highly-qualified executives and outside members. All members of the Board exercise great vigilance in fulfilling their roles. The Board and its committees exercise rigorous control over the Corporation's activities, its adherence to generally recognized accounting principles and the application of best practices in corporate governance.

It is my pleasure to thank all the members of the Board for their enlightened counsel and constant support, in particular the four members whose mandates end this year: Yvan Allaire; the Honourable Jean-Pierre Goyer, who chaired the Investment Committee and the Pension Fund Committees; Donald C. Lowe, who chaired the Audit Committee; and Hugo Uyterhoeven.

Social Responsibility

Bombardier is committed to be a good corporate citizen in all the communities in which it operates. Our social commitment takes on different forms: personal employee initiatives, local action, projects piloted by our groups and, of course, the J. Armand Bombardier Foundation, our main philanthropic arm. In 2001-02, the Corporation once again allocated approximately 3% of its income before taxes to the Foundation. The Foundation handed out almost $10 million to organizations in various areas, with a priority placed on higher education. Over the years, the Foundation has expanded its scope and improved its structure, and is now active throughout Canada, while allowing the Corporation to assume its social responsibilities at the international level.

In closing, I would like to thank all employees of Bombardier, its groups and its subsidiaries for their dedication to the Corporation and their enthusiasm for our great adventure. The executive team, led by Robert Brown, deserves our full and complete confidence.

Finally, I would like to thank our shareholders for the confidence they have shown us during the past fiscal year. With our proven corporate values, our corporate governance based on best practices and our promising prospects for growth, Bombardier is well prepared to meet future challenges and to prosper.

On behalf of the Board of Directors,



Laurent Beaudoin, FCA
Chairman of the Board and of the Executive Committee

Montréal, Canada
March 19, 2002

BUILDING ON OUR STRENGTHS



ROBERT E. BROWN
President and Chief Executive Officer

IT IS DURING CHALLENGING TIMES THAT CORPORATE VALUES, PERFORMANCE AND STAYING POWER ARE PUT TO THE TEST. IN 2001-02, WITH THE SLOWING ECONOMY AND THE FALLOUT OF THE EVENTS OF SEPTEMBER 11, BOMBARDIER HAS COME THROUGH A VERY DIFFICULT PERIOD. CONFRONTED WITH THESE CIRCUMSTANCES, WE MOVED RAPIDLY TO MAKE A NUMBER OF DIFFICULT BUT NECESSARY DECISIONS: MODIFYING THE PRODUCTION RATES OF MOST OF OUR AIRCRAFT PROGRAMS, ADJUSTING OUR EMPLOYMENT LEVELS AND TAKING A SPECIAL CHARGE IN BOMBARDIER CAPITAL AS WE CEASED ORIGINATIONS IN OUR RETAIL LOAN PORTFOLIOS.

Bombardier, nevertheless, made significant progress last year, as mentioned by Laurent Beaudoin in his message. We have improved the diversification of our business with the acquisition of Adtranz and the OMC assets related to the Evinrude and Johnson outboard engines.

We have increased our revenues and our earnings before special items while doubling the number of countries in which we operate manufacturing facilities.

The success of our leadership planning approach has been demonstrated this year in all our groups with the promotion of strong managers from within.

As well, the risk profile of our company has been significantly reduced in the turboprop sector and through the cessation of originations in our manufactured housing and consumer finance portfolios.

Market Leadership

Bombardier's mission is to be the leader in all markets in which it operates. We have already reached this goal in a number of sectors, and we are making gains in several others. In 2001, the acquisition of Adtranz propelled us to the number one global position in the passenger rail car segment. We now have the critical mass on an international scale to succeed in the most demanding markets. As always, our strategy consists of developing innovative products that satisfy the needs of our customers.

Controlling our Destiny

Bombardier endeavours to master key technologies, integrate them and reach the size it needs to control its destiny, which has long been the case in the aerospace and recreational products sectors. In the rail transportation equipment sector, we have now also reached this goal. Adtranz brought us competencies in propulsion, electric locomotives, and control and communication systems. We now possess all of the technologies required to design, manufacture and integrate complete passenger rail transportation solutions.

Innovation

In all of our product areas, Bombardier has always striven to develop next-generation products in order to respond to emerging needs. Snowmobiles, personal watercraft and regional jets are all examples of this approach. Over the last 12 years, we have launched a new aircraft model each year — more than any other commercial or business aircraft maker. As well, our customized solutions for rail transportation systems are based on innovative technologies. The review of our operations that follows in this report summarizes our most recent innovations in each of our sectors of activity.

Entrepreneurship

Bombardier was founded by an entrepreneur, and over the years the Corporation has developed an approach involving taking calculated risks, a hands-on management style and values based on individual responsibility. All employees understand how they contribute to our overall success. When we acquire a company, our aim is to leverage the strategic value of that company's know-how, brands, customer base and product lines. As a result, our employees quickly involve themselves in improving the business. This is clearly the case with both Adtranz and OMC's engines; we have strengthened the management teams and begun to implement our governance and financial, engineering and manufacturing methods.

Best Practices

While pursuing its growth, Bombardier continues to apply best management practices. Our Six Sigma program provides a basis for all employees to improve product quality and reduce costs. We also pay particular attention to the management of our human resources and the development of their skills.

Every year, our succession planning program is applied at the corporate level and at the management level of every group. During the year, as part of our succession planning exercise across the company, a series of appointments were made to strengthen our executive teams. Once again, we were able to rely largely on our internal resources, but a number of appointments were also made from external recruitment.

Given our long history of succession planning, we try to offer all our employees an opportunity to further their careers within other business units of the Corporation. This has facilitated a flow of best practices across the businesses and a sense of belonging to a common culture.

Within Bombardier's executive team, the mandate of the Vice President, Corporate Audit, has been extended to include risk assessment. We have created the position of Vice President, Public Affairs, which includes public, government and institutional relations, as well as the position of Vice President, Investor Relations.

Outlook

The outlook for Bombardier is positive. Our business plan assumes a recovery in the global economy in the latter part of the second half of this year and moderate annual growth thereafter.

Our overall strategy continues to be based on superior returns to our shareholders, global leadership positions in all of our business segments, strengthening our technological base, improving our product and geographical diversification and fostering an entrepreneurial approach for our employees at all levels.

In aerospace, we are encouraged by the rebound of the regional aircraft segment, and we believe that this augurs well for the market penetration of the new Bombardier CRJ700 and CRJ900.

It seems clear that the business aircraft segment remains tied to economic cycles. Nevertheless, with an improving economy and with new products such as the Bombardier Global 5000 and Bombardier Continental, we are confident that this segment will again be strong.

We also intend to establish a basis for restarting the production line for the Bombardier 415 this year.

In transportation, the market continues to be strong, and we have moved quickly to integrate Adtranz, win major orders and clearly establish our leadership position. This year will see us continue our integration efforts, improve our product offerings and reduce costs.

We have also begun the arbitration process to settle our dispute with DaimlerChrysler AG regarding the adjusted net assets of Adtranz. We have a solid and well-supported claim, and a favourable outcome will enable us to reduce the goodwill already recorded in our books. At the same time, Bombardier has confirmed its original evaluation of the strategic value of the acquired technological know-how, particularly in market segments from which we had been absent.

In recreational products, the focus will be on the establishment of our outboard marine engine business and the continued diversification of our product base.

For Bombardier Capital, this year will be a period of continued consolidation and disciplined execution.

At the international level, we will be intensifying our efforts to increase sales beyond our traditional markets. Having helped our manufacturing groups make breakthroughs in Australia and China, Bombardier International will consolidate our gains in China, and assess new opportunities in India.

Bombardier can count on solid fundamentals to drive our performance over the coming years. We have performed very well through the turbulence of 2001, and are determined to continue our growth.

In closing, I would like to salute all our employees and acknowledge their commitment to their work. They are the ones who have created our success. I would also like to thank Laurent Beaudoin and the members of the Board of Directors for their support.

R E Brown

Robert E. Brown
President and Chief Executive Officer

Montréal, Canada
March 19, 2002

ANSWERS YOU ARE LOOKING FOR

What was the impact of the events of September 11, 2001 on Bombardier businesses?

The entire air transport industry in North America was severely affected by the September 11 events, sending shock waves throughout the aerospace industry. Within days of the events, Bombardier took rapid and decisive actions to protect its interests. In Bombardier Aerospace, where activities had been gaining momentum, production rates on most aircraft programs and employment levels were quickly adjusted hence minimizing the negative effect of the events. In regional aircraft, where the major consequence was on its customers' financial difficulties, Bombardier put in place, with various external credit sources and without increasing its risk profile, financing programs to allow customers to take delivery of their aircraft. As a result, no orders were cancelled and there were only a few delivery delays. Moreover, the regional jet category of aircraft is the only one flying more routes now than before September 11. In the business aircraft segment, while there was an immediate influx of inquiries and increased interest in business jets, this did not translate into additional orders, confirming that this segment of the aerospace industry is indeed tied to the economic environment.

As for Bombardier Transportation, the September 11 events had no clear impact on the business. This segment continues to grow and has experienced a high level of order intake in the past fiscal year.

Bombardier Recreational Products suffered no identifiable effects of the September 11 events.

Some of Bombardier Capital's businesses were already affected by the general economic slowdown in the U.S. This situation was possibly further exacerbated by the terrorist attacks. Again, Bombardier took decisive measures, as described in this Annual Report, to protect the Corporation's interests and mitigate Bombardier Capital's risk profile.

Bombardier's growth and performance were exceptionally good over the past 10 years. How does the Corporation plan to achieve further profitable growth?

The drive for profitable growth is part of our mission. Today we have the critical mass in all our markets and the global leadership position to take full advantage of growth opportunities in each one of our businesses through a strong technological base, innovative products and services, increased market share and penetration of new markets. Furthermore, our diversification strategy, both in terms of products and geography, positions us to benefit from favourable changes in economic cycles.

Doesn't the claim against DaimlerChrysler imply that Bombardier's decision to buy Adtranz was not very sound?

There is no relation whatsoever between the claim and the strategic value of the acquired technological know-how, which is tangible and significant. We now possess the technologies to design, manufacture and integrate complete passenger rail transportation solutions, and we now have an extended pool of talent and a stronger client base. The large number of orders for integrated products won by Bombardier Transportation since the acquisition of Adtranz is testimony to this value.

As for the claim, it will be filed because the seller did not meet its contractual representations and warranties including a written confirmation that a minimum equity was met on the closing date of April 30, 2001. Our claim for damages is largely based on breaches of representations and warranties including a significant deficiency in the amount of equity delivered at closing. We are confident we have a solid case, fully supported by the facts of the matter, and we will vigorously pursue it under the arbitration process.

How does Bombardier respond to the environmental and safety issues related to its motorized recreational products?

Bombardier is strongly committed to ensuring safe and responsible riding as well as protecting the environment. It has taken a proactive role in the promotion of legislation and regulations which define proper usage of motorized recreational vehicles. Moreover, Bombardier Recreational Products develops products that incorporate safety features as well as techniques and approaches, all in an effort to make the use of its products safer, more environmentally friendly and just as enjoyable. For example, some watercraft are equipped with a speed-limiting lanyard for less experienced riders, and research and development efforts have created engines that are cleaner, quieter and more fuel efficient. More detailed information is available in the Bombardier Recreational Products section of the Annual Report.

Following the highly publicized corporate governance issues, the investment community is going through a period of unease. How can Bombardier reassure its shareholders that their investments are in good hands?

The Corporation's ownership structure is in itself a component of Bombardier's disciplined corporate governance. Bombardier is controlled by the founder's family, which seeks superior returns over the long term and promotes proven corporate values. Our Board of Directors also includes other highly qualified executives and outside members who rigorously monitor the Corporation's activities, its adherence to generally accepted accounting principles and the application of best practices in corporate governance. Furthermore, as stated in the Chairman's message on page 5, Bombardier has taken many initiatives to provide shareholders and investors with all pertinent facts so that they may accurately assess the Corporation's financial situation and strategic positioning.



INNOVATE
ALWAYS

BOMBARDIER
AEROSPACE



PIERRE BEAUDOIN
President and Chief Operating Officer

INNOVATION IS THE FOUNDATION OF BOMBARDIER AEROSPACE'S LEADERSHIP. THE BOMBARDIER GLOBAL 5000 BUSINESS JET, WHICH WILL ENTER INTO SERVICE IN 2004, IS THE 12th AIRCRAFT TO BE DESIGNED AND BROUGHT TO MARKET BY BOMBARDIER IN 12 YEARS.

Bombardier Aerospace, the third-ranking aircraft manufacturer in the world, delivered 370 aircraft in 2001-02, the same as in the previous fiscal year. This was a sound performance given the economic slowdown and the additional reduction in demand resulting from the tragic events of September 11, 2001. Bombardier Aerospace also maintained its leadership position in its two primary markets — regional and business aircraft — while vigorously pursuing the expansion of its product range and diligently preparing for an upturn in the economy.

Furthermore, Bombardier Aerospace was quick to adjust its production rates and delivery targets when faced with uncertainty and changed market conditions after September 11.

Regional Aircraft

In the regional aircraft segment, the Bombardier CRJ100/200, offered in 40-, 44- and 50-seat configurations, continues to be Bombardier Aerospace's flagship product. During the past year, a new milestone was reached for the CRJ with the delivery of the 600th aircraft, a Bombardier CRJ200.

Capitalizing on the success of this unique and innovative aircraft, Bombardier Aerospace launched two new Bombardier CRJ models designed to meet evolving demand and customer expectations. These are the 70-seat Bombardier CRJ700, with the first aircraft delivered in January 2001; and the 86-seat Bombardier CRJ900, which is scheduled for first delivery in the first quarter of 2003-04. As at January 31, 2002, Bombardier Aerospace had received a total of 591 orders and options for these two new products. These new aircraft models enhance its ability to serve airlines with an extended family of modern aircraft with commonality features in the 20- to 90-seat market segment.

The Bombardier CRJ900 development program is moving forward at a steady pace, demonstrating the efficiency of Bombardier Aerospace's design and integration techniques. A derivative of the Bombardier CRJ700, this aircraft will be brought to market within a relatively short period of time. The prototype's inaugural flight took place in February 2001, followed eight months later by that of the first series aircraft.

Production at the new Bombardier Aerospace plant, located near the Montréal Airport at Mirabel, began in August 2001. Final assembly of the Bombardier CRJ700 and CRJ900 aircraft is undertaken at this ultramodern facility, which has been built to accommodate the innovative production methods implemented by Bombardier Aerospace over the past few years.

Bombardier Aerospace also offers a comprehensive family of turboprop aircraft in the 37- to 78-seat segment in regional air transportation. During the year, production rates for these aircraft were adjusted to reflect the general slowdown of the turboprop market. The new-technology 68- to 78-seat Bombardier Q400 is equipped with exceptional features, including its noise and vibration suppression system, advanced avionics and engines that have twice the take-off power of older turboprop engines, with more fuel efficiency. These benefits make the Q400 an economical solution for airlines seeking flight speed equal to that of most jet aircraft on short-haul, high-density routes.

Business Aircraft

Bombardier Aerospace has earned a leading position in the business aircraft market over the years by developing a wide range of innovative products for well-targeted niche markets.



BOMBARDIER 415

The Bombardier 415* amphibian is the most advanced firefighting aircraft in the world. It can also be configured for other roles including maritime search and rescue, surveillance and utility transport.

SPECIALIZED AVIATION PROGRAMS AND SERVICES

- Bombardier Flexjet* fractional ownership
- Skyjet.com, online business jet charter service
- Business aircraft management
- Pilot and maintenance training
- Aircraft completions for Bombardier aircraft
- Maintenance services for Bombardier aircraft
- Belfast City Airport – owned and operated by Bombardier

COMPONENT MANUFACTURING

- Aircraft engine nacelles and nacelle components
- Airframe components manufacturing

The Bombardier Continental program falls within this tradition. Designed to meet the specific needs of the North American market, this aircraft will offer clients non-stop transcontinental range and excellent value. Building on the knowledge gained through the operation of the Bombardier Flexjet program, Bombardier Aerospace has incorporated additional features of comfort, reliability and high-performance into this new-generation aircraft in the emerging supermidsize business jet market. Well before the aircraft's scheduled certification in the last quarter of 2002-03, Bombardier Aerospace had booked firm orders for 110 Bombardier Continental aircraft as at January 31, 2002.

In February 2002, Bombardier Aerospace introduced the high-speed Bombardier Global 5000, which will further enhance its presence in the superlarge business jet market. Situated between the wide-body Bombardier Challenger 604 and the ultra long-range Bombardier Global Express, this new aircraft rounds out Bombardier's business jet product line, making it the most comprehensive in the industry. Derived from the Global Express, which is known for its modern design and remarkable flight characteristics, the Global 5000 has the advantage of well-proven and leading-edge technologies. Its inaugural flight is scheduled for the first quarter of 2003-04, with entry into service expected at the end of 2004-05. As at January 31, 2002, Bombardier Aerospace had received letters of intent for 15 Global 5000 business jets.

Amphibious Aircraft

Bombardier Aerospace maintains its leadership in the amphibious aircraft market through the unique technology of the multi-mission Bombardier 415 and the success of aircraft currently in service. The sales potential of the Bombardier 415 to traditional and new international customers remains high for the current fiscal year.

In Anticipation of Economic Recovery

In the face of a slowing economy and reduced demand, Bombardier Aerospace was quick to realign its strategies, putting new approaches in place in anticipation of an economic recovery.

Among Bombardier Aerospace's priorities is the ongoing improvement of internal efficiencies and of all systems that interact with customers. These priorities are entrenched in its mission to be the most customer-oriented aircraft manufacturer and the most efficient in bringing its products to market and supporting them. These efforts will be furthered by a reassessment and update of management processes at all sites to increase efficiency and productivity, and to consistently enhance customer service. Bombardier Aerospace will also make rigorous use of the Six Sigma program to reach these objectives.

Preparing for the Future

At a time when the aerospace industry is facing tough challenges, Bombardier Aerospace has the advantage of being involved in two large markets that react differently to economic fluctuations.

Bombardier Aerospace expects its business jet deliveries to be lower in 2002-03 than in 2001-02. This segment of the aerospace industry is more dependent on economic conditions, particularly in the United States, which is the main market for business aircraft. On the other hand, Bombardier CRJ regional aircraft have withstood the economic downturn better than the worldwide fleet of commercial aircraft. At a time when utilization of most types of aircraft is diminishing, that of the Bombardier CRJ is on the rise.

Bombardier Aerospace is well positioned to strengthen its leadership in its target markets, and will continue to prepare for the future by staying close to its customers, and by focusing even more on innovation and the quality of its products and services.

BUSINESS AIRCRAFT



01.

01. BOMBARDIER LEARJET 31A

The performance and flexibility leader in the light jet segment, the Bombardier Learjet* 31A offers the lowest direct operating cost per nautical mile of any business jet in its class and a time-to-climb ability unmatched by competitors.

02. BOMBARDIER LEARJET 45

Dominating the superlight market segment, the Bombardier Learjet 45 flies faster and farther, with more passengers, than any other aircraft in its class. With its advanced avionics and spacious cockpit, it is rapidly earning a reputation worldwide as the preferred aircraft in its class.

03. BOMBARDIER LEARJET 60

Since its launch, the Bombardier Learjet 60 has emerged as a leader in the midsize category. From short-hauls to one-stop intercontinental missions, few business aircraft offer the dependability, exceptional cabin comfort and value of the Bombardier Learjet 60.



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04. BOMBARDIER CHALLENGER 604

The fifth evolution of the original Challenger*, the Bombardier Challenger 604 offers the widest cabin in its class. Delivering exceptional value, mission flexibility and customer support, it is the preferred aircraft in the large jet segment.



04.

05. BOMBARDIER GLOBAL EXPRESS

Engineered specifically to provide precious time savings in the most comfortable and productive environment and certified to stringent regulations, the Bombardier Global Express flies farther and faster than any other business aircraft and can access the most challenging airfields.



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06. BOMBARDIER GLOBAL 5000

Introduced in October 2001 and providing the widest and most spacious cabin among the superlarge business jets, the Bombardier Global 5000* is a high-speed intercontinental business jet capable of flying non-stop from Continental Europe to central North America at Mach 0.85 with eight passengers and three crew members.



06. (artist rendition)

07. BOMBARDIER CONTINENTAL

Designed to deliver best-of-class value in the supermidsize business jet category, the Bombardier Continental* offers true transcontinental range, superior long-range cruise speed without sacrificing airfield performance, a true eight-passenger cabin and operating costs equivalent to, or better than the competition.



07.

REGIONAL AIRCRAFT



08.

08. BOMBARDIER Q200

The 37-passenger Bombardier Q200* twin-turboprop airliner is a reliable, efficient aircraft with reduced internal noise levels, increased payload-range capability and spectacular airfield performance.

09. BOMBARDIER Q300

The Bombardier Q300* is a 50-passenger twin-turboprop airliner for use by regional airlines on more densely traveled routes, and is equally at home at large international airports or on remote, less developed airstrips.

10. BOMBARDIER Q400

The new high-speed 70-passenger twin-turboprop Bombardier Q400* airliner is designed to meet the requirements of regional airlines for larger aircraft on high-density, short- to medium-haul routes.



11.

11. BOMBARDIER CRJ200

The 50-passenger Bombardier CRJ* has revolutionized airline travel, becoming the airliner of choice in the regional jet sector.

12. BOMBARDIER CRJ700

The new Bombardier CRJ700* is a stretched, 70-seat variant of the popular 50-seat CRJ100* and CRJ200* Series aircraft.



09.

13. BOMBARDIER CRJ900

The 86-passenger Bombardier CRJ900* is a further stretch of the revolutionary 50-seat CRJ100/200 and 70-seat CRJ700 Series regional jets. It is scheduled to enter airline service in early 2003.



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* Trademark of Bombardier Inc.



ACCELERATING THE MOMENTUM

BOMBARDIER
TRANSPORTATION



PIERRE LORTIE
President and Chief Operating Officer

POWERED BY A NEW FORCE, BOMBARDIER TRANSPORTATION IS ACCELERATING ITS MOMENTUM TO STRENGTHEN ITS GLOBAL LEADERSHIP POSITION WITHIN THE RAIL TRANSPORTATION EQUIPMENT INDUSTRY.

In 2001-02, Bombardier Transportation became the world leader in the rail transportation equipment manufacturing and servicing industry, following the acquisition of DaimlerChrysler Rail Systems GmbH (Adtranz).

In addition to increased access to the entire European market, which is the most important in the world, the acquisition brought new key technologies to Bombardier Transportation, enabling it to offer a full range of vehicles and services in each market segment. Bombardier Transportation can now supply rolling stock for urban, suburban, regional and intercity passenger transportation; turnkey transportation systems; as well as monorails and people movers; propulsion and train controls, signalling equipment; and operation, maintenance and refurbishment services.

Indeed, these elements place Bombardier Transportation in a position to provide the complete rail transportation solutions that operators throughout the world are increasingly seeking.

Integration and Reorganization

Based in part on the experience gained by Bombardier in previous acquisitions, integration and reorganization of the new entity began as soon as the agreement became effective. Taking into account the new size of Bombardier Transportation, the management team was modified and strengthened, combining the expertise, experience and know-how of members from both former organizations.

After an extensive analysis of all of Bombardier Transportation's production and service sites, a reorganization plan was initiated based on assigning specialized activities to dedicated sites and reducing production capacity. In addition to this more efficient use of assets, Bombardier Transportation has taken measures to restructure the supply chain and implement the Six Sigma program throughout the organization.

Bombardier Transportation also implemented a major communications program to help generate strong support of its processes and goals, and to inform employees of its projects and future direction. A survey revealed that some key values are shared by all employees, including a high awareness of customer needs and a strong commitment to work and performance.

During this important reorganization, Bombardier Transportation maintained a strong rate of deliveries and continued working on its current contracts in both North America and Europe. Some of these contracts presented major technical challenges which Bombardier Transportation met with success, notably in the case of the 34 four-car Voyager trains earmarked for Virgin Trains' CrossCountry service in the United Kingdom. At a ceremony held on December 13, 2001, Bombardier Transportation presented the first in a series of 44 tilting Super Voyager trains being manufactured for Virgin Trains.

Market Acceptance

The acquisition and integration of Adtranz were greeted favourably by both public and private operators. Testimony to this was the close to $5.75 billion of orders captured by the new organization between the May 1 acquisition and year-end.

These orders reflect Bombardier Transportation's product diversity and extensive geographical reach. Important orders in the suburban, regional and intercity markets include a contract signed with the French National Railways (SNCF) for the supply of up to 500 high-capacity Regional Express Trains (type AGC†), with a firm order for the initial 192 trains; an order from GOVIA of the United Kingdom for 240 electric multiple units; an order from National Express and the Victorian State Government in Australia for 29 diesel multiple units (58 cars) for Victoria's regional services; two orders from the Danish State Railways for 42 and 25 double-deck cars respectively; and two orders from the Swiss Federal Railways for a total of 20 high-speed intercity tilting ICN trains (140 cars).







RAIL CONTROL AND SIGNALLING
Operating safe and efficient railways across national frontiers calls for modern railway control systems and equipment. Bombardier Transportation continues to work actively in the development of advanced signalling equipment and total rail control solutions worldwide.

PROPULSION AND CONTROLS
Bombardier Transportation's considerable experience in the development of high-quality traction, communication and control systems encompasses innovative solutions such as the latest IGBT converters, integrated Total Drive and modular train control and communication systems.

SERVICES
Bombardier Transportation's complete range of operations and maintenance services offer an unrivalled support to operators, meeting the rapidly changing needs of the rail industry worldwide. The refurbishment of vehicles and systems represents another facet of its support activities.

The most important orders awarded for urban transportation equipment were for the supply of 210 metro cars to the Stockholm Public Transport Authority, and for 114 metro cars for the Shenzhen metro system in China. The latter was awarded by the Shenzhen Metro Company to the CARC joint venture (Bombardier Transportation and the Changchun Car Company).

Bombardier Transportation also received orders for locomotives and signalling equipment, namely for 100 locomotives for the Italian Railways (Trenitalia) and for an automatic train protection system for the Taiwan Railway Administration respectively.

In addition, as a member of the Metronet consortium, Bombardier Transportation obtained preferred bidder status for two supply projects for the London Underground.

Since the end of the fiscal year, Bombardier Transportation has been awarded an additional order from GOVIA of the United Kingdom for 460 electric cars.

Major Firsts

The SNCF regional train order marked the first time Bombardier Transportation was chosen as prime contractor in France. This is the first major example of the benefits of combining the complementary expertise of the new Bombardier Transportation, particularly in the propulsion field. Another breakthrough for Bombardier Transportation was for the supply of locomotives in the North American market, which was highlighted during the year with the introduction of the first of 29 electric locomotives ordered by New Jersey Transit.

Bombardier Transportation is also recognized for its ability to successfully develop advanced products that meet emerging needs. A concrete example is the development of a high-speed intercity train propelled by a turbine locomotive. This unique technology will allow for high-speed operation without the considerable cost of electrification required with alternative solutions. The Jetrain* locomotive, developed in partnership with the United States Federal Railroad Administration, successfully underwent six months of testing in Colorado during the year, travelling over 8,000 kilometres and reaching speeds of 250 kilometres per hour. Bombardier Transportation will now promote this product in North America.

Soaring Forward

Today, Bombardier Transportation is ready to benefit from its extended technological expertise, a solid backlog of orders and the emerging trends of a growing market. By applying its mastery of technology and proven capabilities in engineering, manufacturing and international project management, it will further improve its ability to quickly deliver fully integrated quality products. Bombardier Transportation is entering a new phase in which it will concentrate on strengthening its leadership while meeting customer expectations through increased communication and enhanced customer service.


01.


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COMMUTER/REGIONAL RAIL

To meet increased commuter transportation needs, Bombardier Transportation offers an expanded line of rail vehicles for suburban and regional markets worldwide. With emphasis on enhanced safety, operating flexibility and high-performance standards, these systems encompass a host of different car designs as well as a wide range of available features. The product line includes electric multiple units (EMUs), diesel multiple units (DMUs) and single- or double-deck coaches.

01. EMU M-7 (New York, USA)
02. Double-Deck Coach (Germany)

LIGHT RAIL VEHICLES (LRV)

Travel within cities around the globe demands solutions that combine adaptability with low cost. The family of LRVs, which includes street-trams, city-trams and tram-trains, is opening up new dimensions in reliability, ease of maintenance and low-noise levels. These modern, efficient designs are leading the way in countless city centres worldwide.

03. Low Floor LRV (Linz, Austria)

METRO/RAPID TRANSIT

As cities expand, the demand for rail transit vehicles providing greater passenger capacity increases. Urban vehicles address a specific need for efficient and cost-effective performance within highly-populated areas. From large-scale urban transit vehicles to light metro applications, Bombardier Transportation offers a full range of rail car technologies and systems.

04. Shenzhen Metro (China)
05. Stockholm Metro (Sweden)


06.

INTERCITY/ HIGH-SPEED RAIL

Among Bombardier's leading-edge intercity vehicles currently in operation around the world are diesel and electric multiple units and high-speed trains. Involved in the design, development and manufacture of ICE projects as well as participant in TGV† projects, Bombardier is also a major player in the very high-speed rail technology.

06. EMU Electrostar (United Kingdom)
07. Intercity Tilting Train ICN (Switzerland)
08. Voyager DEMU (United Kingdom)


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224
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TRANSPORTATION SYSTEMS

Bombardier Transportation is a world leader in the development and supply of complete transportation systems and services. Working in partnership with local civil contractors and suppliers, it designs, integrates, delivers and installs the industry's broadest range of technologies – from large-scale urban transit systems to airport people movers.

09. SkyTrain ART MK II System (Vancouver, Canada)
10. Airport People Mover CX-100 (San Francisco, USA)

LOCOMOTIVES AND FREIGHT CARS

High-performance locomotives are offered for use in intercity, regional and freight traffic. Extremely flexible and economical locomotives are the result of decades of experience and expertise in locomotive manufacturing.

Bombardier Transportation also has a long-standing tradition of developing and producing freight cars designed for economical loading and unloading techniques.

11. Electric Locomotive Class E464 (Italy)
12. Electric Freight Locomotive Class 185 (Germany)


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• Trademark of Bombardier Inc.
† Registered trademark of the Société Nationale des Chemins de fer Français



CONQUERING NEW GROUNDS

BOMBARDIER
RECREATIONAL PRODUCTS



MICHEL BARIL
President and Chief Operating Officer

THE RECENTLY DIVERSIFIED BOMBARDIER RECREATIONAL PRODUCTS IS CONQUERING NEW GROUNDS THROUGH THE ADDITION OF NEW PRODUCT LINES, INCREASED TECHNOLOGICAL ABILITIES AND THE INTERNATIONAL DEVELOPMENT OF ITS MARKETS.

Bombardier Recreational Products' growth strategy generated solid results in 2001-02, as shown by an increase in revenue of approximately 20%, and continuous improved profitability. Two key factors contributed to this sound performance: gains in market share for Bombardier Recreational Products' main product lines and the acquisition of the outboard engine assets of U.S. manufacturer Outboard Marine Corporation, including the Evinrude and Johnson brands and the patented Ficht fuel-injection technology.

Breakthrough in the Outboard Engine Market

The acquisition of the Evinrude and Johnson brands was Bombardier Recreational Products' most significant event of the fiscal year. Aligned with Bombardier Recreational Products' diversification objectives, this acquisition provides strengthened capabilities in engine design and manufacture, new market opportunities and reduced vulnerability to the cyclical and seasonal nature of its traditional markets.

During the start-up of outboard engine production, Bombardier Recreational Products reorganized its global sales and distribution network, and repositioned the prestigious Evinrude and Johnson brands. The Johnson brand now offers standard technologies for two- and four-stroke engines, while the Evinrude brand provides the advanced Ficht fuel-injection technology that makes two-stroke engines compatible with U.S. Environmental Protection Agency standards, due to come into effect in 2006.

During the year, Bombardier Recreational Products also reorganized the manufacturing structure of outboard engines to maximize productivity and product quality. Furthermore, assembly operations were relocated to a new facility in Sturtevant, Wisconsin, where the latest manufacturing technologies are used. The first Bombardier-built Evinrude and Johnson engines were produced in September 2001.

Engine Technology: A Key to Product Success

Incorporated into two-stroke engines, the Ficht fuel-injection technology offers atmospheric-emission characteristics comparable to, and in some instances, greater than those of four-stroke engines. This technology offers an advantage to Bombardier Recreational Products, which designs and builds the two- and four-stroke Rotax engines at its Austrian facilities.

Recognized for their excellent performance, the two- and four-stroke Rotax engines are at the very core of Bombardier's recreational products, and are also used by many motorcycle, go-kart, and small and ultra-light aircraft manufacturers.

During 2001-02, Bombardier Recreational Products continued to dedicate research and development efforts to expanding its line of four-stroke FLEX* and 4-TEC Rotax engines used to power its entire line of all-terrain vehicles and some Sea-Doo watercraft models.

Strengthened Leadership in the Watercraft Market

Bombardier Recreational Products confirmed its leadership position in the watercraft market with a three-point gain in market share, and achieved a 45% world market share during a difficult economic period that affected the overall industry in 2001-02.

Bombardier Recreational Products also showed leadership in technological innovation and in its approach to safety and environmental concerns by introducing an all-new four-stroke Rotax (4-TEC) engine, as well as a patented off-power assisted steering system (O.P.A.S.) designed to improve manoeuvrability in both off-power and off-throttle situations. Some 2002 Sea-Doo models are already equipped with this system, which has been praised by the U.S. National Transportation Safety Board.





ROTAX ENGINES

ROTAX 1503 FOUR-STROKE ENGINE

At its Austrian facilities, Bombardier has a long heritage in manufacturing high-quality, high-performance four-stroke engines. The serial production of the first four-stroke engine for watercraft has begun. This new revolutionary 1500 cc engine is the first step of a new pioneering generation of engines, and already meets and exceeds U.S. environmental standards set for 2006.

UTILITY VEHICLES

BR 275*

As the official supplier of the Salt Lake 2002 Olympic Winter Games, Bombardier put its snowgrooming vehicles hard at work on the trails and slopes of five of the official competition centres. Ski-Doo snowmobiles and Bombardier ATVs were also official vehicles of the 2002 Olympic Winter Games.

Innovative Snowmobiles

The snowmobile market has been less affected by the North American economic slowdown than other markets. At the end of the 2000-01 winter season, which had excellent snow conditions, Bombardier Recreational Products had a substantial intake of pre-season orders for its 2002 models. Retail sales followed the same trend in the fall of 2001, but poor snow conditions during the 2001-02 winter season slowed market growth. Bombardier Recreational Products did, however, achieve an increase in market share, strengthening its leadership position in Europe, and moving towards market leadership in North America. This progress reflects favourable market acceptance of the models offered during the 2001-02 season, particularly the Ski-Doo MX Z 800 and Summit* X 800, and the Lynx Rave 800, all of which were named "sled of the year" by various trade publications.

The Ski-Doo brand should gain an even stronger position in the snowmobile industry with the introduction of five new engines, including the four-stroke 4-TEC V1000 and the two-stroke 800 2-TEC SDI, as well as with the addition of a revolutionary new vehicle concept, the REV.

Gaining Ground in the ATV Market

In 2001-02, the global ATV market saw solid growth estimated at 12%. During the year, Bombardier Recreational Products pursued a strategy aimed at covering all market segments, which involved launching six new models: the Quest 650 and 500, equipped with a variable transmission, the DS Baja, as well as three youth models. Four new models to be introduced in 2002-03 should fuel further growth of Bombardier Recreational Products' market share.

A Promising Future

One of Bombardier Recreational Products' priorities during the current fiscal year will be the re-launch of the production, marketing, sales and service operations of the Evinrude and Johnson outboard engines. These engines will provide substantial revenue growth once the reorganization, investment and start-up phases are completed.

Having diversified its sources of growth and extended its international reach, Bombardier Recreational Products is moving forward with confidence, basing its growth on solid grounds. This includes the development of increasingly innovative products for its traditional snowmobile and watercraft markets, the expansion of its ATV lineup, and the addition of outboard engines and Rotax engine technology.

Finally, productivity and quality improvement programs, such as Six Sigma, will continue to contribute to the promising overall performance of Bombardier Recreational Products.

SNOWMOBILES



01.

01. LYNX SPORT TOURING 800
At its Finnish facilities, Bombardier Recreational Products produces a wide range of snowmobiles, including the ultramodern Lynx* Sport Touring 800 model. This state-of-the-art vehicle is fully equipped with many sport features. The Lynx Rave 800 was named "Snowmobile of the year" by *MK-Lehti* magazine of Finland and *Scooter Norway* magazine of Norway.

02. MX Z REV X 800
The revolutionary new 2003 Ski-Doo* MX Z* REV model is moving snowmobiling light years ahead. Finding the right ergonomic balance, the REV platform moved the engine back 6 cm and the driver forward more than 30 cm, a 30% improvement in mass centralization over a conventional platform.



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03. LEGEND SPORT V1000
With the new Rotax* 4-TEC* V1000 engine, Bombardier is the first to offer a V-configuration four-stroke engine designed for snowmobile use. The engine will reduce emissions and increase fuel economy.

ATVs



04.

04. QUEST 650 CAMO
With the introduction of models in three new segments, including the sport-utility segment featuring the Quest* 650, Bombardier continues *to set the pace in the all-terrain* vehicle market. Bombardier* ATVs have been named "Official ATV" by four major conservation associations in North America.

05. RALLY 200
Bombardier's newest ATV, the Rally* 200, is the ultimate entry-level runabout ATV for newcomers to the sport. Combining some of the best elements of Bombardier ATVs, the Rally 200 is the only ATV in its class with a variable transmission.



05.

06. DS90
Bombardier Recreational Products is well positioned within the youth segment with its DS50*, DS90* and DS90 four-stroke ATV models. Bombardier youth ATVs offer many of the same benefits of the full-size models in addition to great safety features.



06.

BOATS

07. FISH HAWK 230 CC
Bombardier penetrates the growing outboard boat market with the launch of the Fish Hawk* line of fishing boats equipped with Evinrude* engines. As part of the initial implementation phase, eight models are available mainly in the coastal regions of North America.



07.

08. SEA-DOO UTOPIA 205
The Sea-Doo* line of jet-powered sport boats is still extremely popular with consumers. The 2002 models are no exception, particularly the all-new Utopia* 205 with its fully redesigned interior. In 2001, *BusinessWeek* magazine and the Industrial Designers Society of America awarded the Islandia* a gold award at the Industrial Design Excellence Awards, recognized as one of the most prestigious industrial design competitions in the world.



08.

PERSONAL WATERCRAFT



09.

09. GTX 4-TEC
Number one in the world with its Sea-Doo watercraft, Bombardier launched a new era in watercraft with the all-new 155 hp GTX* 4-TEC. More environmentally friendly, the GTX 4-TEC is powered by a four-stroke engine and offers the revolutionary O.P.A.S.* (Off-Power Assisted Steering) system that enhances manoeuvrability. The U.S. National Transportation Safety Board applauded Bombardier for its innovative approach to safety.

10. GTI* LE
The perfect combination of handling and stability for water sports and family fun, this model is equipped with the revolutionary O.P.A.S. system. It remains the leader in value and affordable family fun.



10.

OUTBOARD ENGINES

11. EVINRUDE FICHT 225
Through the acquisition of the Evinrude and Johnson* brands, Bombardier acquired the Ficht* direct fuel-injection technology. With this state-of-the-art technology, Evinrude Ficht engines exceed the standards set by U.S. government environmental authorities.

12. JOHNSON FOUR-STROKE OUTBOARD ENGINE, 30 HP WITH TILLER
The rebirth of the Evinrude and Johnson brands and of the Ficht direct fuel-injection technology marks a turning point in the recreational nautical industry. Soon after the announcement of the North American manufacturing organization, and more specifically the decision to start up a new plant in Sturtevant, Wisconsin, Bombardier's first outboard engine cleared the final production phase on September 27, 2001.



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* Trademark of Bombardier Inc.

† Registered trademark of Castrol Limited used under licence.

LEVERAGING OUR EXPERTISE

BOMBARDIER
CAPITAL

THE NEWLY RESTRUCTURED BOMBARDIER CAPITAL IS WELL EQUIPPED TO LEVERAGE ITS EXPERTISE TO ENSURE GROWTH IN ITS CORE BUSINESSES, WHILE CONTINUING TO SEEK OPPORTUNITIES IN RELATED MARKETS WHERE IT CAN APPLY ITS STRENGTHS AND COMPETENCIES.

Bombardier Capital reorganized its business operations in 2001-02, an important step towards improved profitability. It is now clearly focused on three core businesses:

- asset services, which provides asset-based financing in the form of loans and receivables mostly related to third-party financing of business aircraft and related products, third-party interim financing of commercial aircraft, leases for new and pre-owned business and commercial aircraft, as well as third-party receivables financing for the Corporation's manufacturing segments;
- inventory finance, which provides floor plan financing on a secured basis to retailers purchasing inventory products in the United States and Canada; and
- railcar leasing, which provides railcar leasing and management services for commercial customers in North America.

Each of these operations is closely aligned with Bombardier Capital's core competencies in asset-based financing, as well as with the product and service expertise of Bombardier's manufacturing businesses.

During the year, Bombardier Capital withdrew from a number of portfolios offering limited potential for long-term growth and profitability. The retail finance businesses, which provided financing to the manufactured housing and recreational product markets in the United States, were exited due to continued deterioration in target markets and correlating pressures on profitability. Retail servicing operations were restructured during the year to significantly enhance collection and operational effectiveness.

The liquidation of other previously identified discontinued portfolios, specifically technology management and finance, mid-market commercial equipment finance and small-ticket finance, is proceeding on schedule and will be substantially completed within two to three years.



ROBERT GILLESPIE
President and Chief Operating Officer

Return to Profitability

Measures taken during the year, combined with positive performance in core businesses, led Bombardier Capital back to profitability in the third and fourth quarters, before a special charge related to the exit from the retail finance businesses. Following its exit from that business and the reinforcement of risk management processes, Bombardier Capital's overall credit risk profile has been significantly improved, allowing for redeployment of resources and a renewed focus on core segments supporting improved and sustained profitability.

Core businesses performed well in 2001-02 despite the impact of a weakened economy. These portfolios are characterized by their alignment with Bombardier's manufacturing activities and collateralized with quality assets through rigorous credit risk management techniques, including management of client, asset type and industry concentrations.

Asset Services

Asset services continues to deliver third-party asset-backed financing products that leverage Bombardier's assets and industry knowledge, as well as target niche markets. In this sector, Bombardier Capital's advantage comes from its ability to add customer value through tailored financing and service solutions.

Performance in asset services for the year was positive, despite impacts associated with the economic downturn. Asset services offers potential for continued profitable growth. As such, growth opportunities will be explored in the pre-owned business aircraft market, where Bombardier Capital currently has only a small market share.

As is the case with all of its activities, Bombardier Capital will ensure growth in this business, contingent upon its ability to maintain conservative credit quality standards, meet acceptable return criteria, and achieve risk and earnings diversification objectives.

Inventory Finance

The general economic slowdown in 2001-02 resulted in lower business volumes and higher expenses associated with proactive risk management activities, such as increased field audits of dealer inventories. Credit quality has been maintained through strong underwriting criteria and extensive industry experience in portfolio management. As a result, inventory finance operations remain well positioned to take advantage of the economic recovery. In 2002-03, Bombardier Capital will continue to explore opportunities to increase its share in existing and new floorplan financing markets. One such opportunity is accessing the outboard engine market.

Railcar Leasing

The railcar leasing business was similarly impacted by the general economic slowdown in North America, where lower shipping volumes have significantly influenced freight car utilization and lease rate renewal. Bombardier Capital continues, however, to market one of the newest, high-capacity freight car fleets in the industry, which is a competitive advantage in the marketplace. Primary objectives for 2002-03 are to maximize fleet utilization and ensure that car type diversification remains targeted at high-potential industry sectors.

A Sound Platform

Bombardier Capital's realignment in 2001-02 creates a sound platform for a return to improved and sustained profitability. Primary objectives in 2002-03 include continued emphasis on controlled expansion of core activities, well managed wind-down of discontinued portfolios and strong risk management processes aimed at mitigating exposures resulting from the current economic climate. Bombardier Capital will also maintain its ongoing commitment to the improvement of operating efficiencies through system enhancements and further implementation of Six Sigma.

FURTHERING OUR DEVELOPMENT

BOMBARDIER
INTERNATIONAL



ROBERT GREENHILL
President and Chief Operating Officer

BOMBARDIER INTERNATIONAL'S MANDATE IS TO PROMOTE AND ACCELERATE THE CORPORATION'S EXPANSION OUTSIDE NORTH AMERICA AND WESTERN EUROPE.

With this as its mandate, Bombardier International contributes to the expansion of Bombardier in non-traditional markets by identifying areas of the world that offer the best growth potential for the Corporation's business segments. It also works closely with Bombardier's manufacturing groups to take advantage of key opportunities in these new markets.

Bombardier International was instrumental in obtaining major orders from key regions during the past fiscal year. Significant breakthroughs include a contract for the manufacture of diesel multiple units for regional services in the state of Victoria in Australia, and the creation of the Bombardier Flexjet Asia charter program. Both these achievements are testimony to the close cooperation between Bombardier International and the manufacturing groups, in these cases, Bombardier Transportation and Bombardier Aerospace respectively. As a result, in 2001-02, Bombardier obtained firm orders worth $2.3 billion from non-traditional markets.

China: A Key Market

Outside North America and Western Europe, China remains the most attractive market for Bombardier, given its high growth potential. Two aspects seem especially favourable: first, the Chinese government has announced its decision to invest heavily in passenger rail transportation equipment projects between now and 2007; and second, the current evolution of air transportation in this vast country is expected to generate a demand for approximately 300 regional aircraft during the next decade.

Bombardier is the leading supplier of subway cars and regional and business aircraft in China. In 2001-02, Bombardier International contributed to the reinforcement of Bombardier's presence in China, ensuring that the Corporation is well positioned to benefit from market potential.

Targeted Expansion

Bombardier International also played a role in the development of new markets for Bombardier, mainly in Russia, India and Australia. These are the countries that Bombardier International considers the most promising for the Corporation's expansion. Over the past few years, these specific markets have been thoroughly explored, and some breakthroughs have been achieved. In 2002-03, Bombardier International will focus on targeting opportunities in these key regions, while pursuing development initiatives in China.

Identifying and developing the best talent from around the world is also critical to Bombardier's success. To this end, Bombardier has launched a recruitment and development program to attract managers and professionals, especially in China and India.

Relying on its knowledge of the targeted regions, Bombardier International is well equipped to promote business developments in non-traditional geographic markets that will translate into firm orders for the Corporation.

In recognition of Bombardier's commitment to China, Mayor Xu Kuangdi of Shanghai has invited President and Chief Executive Officer Robert E. Brown to sit on the International Business Leaders Advisory Council, which he created in Shanghai. Bombardier is the only Canadian corporation participating in this prestigious committee.

MAKING A DIFFERENCE

BOMBARDIER

Bombardier is committed to be a good corporate citizen, and as such, is dedicated to community involvement and social responsibility. Encompassing these values and principles, the Corporation's social mission is carried out through an annual donation to the J. Armand Bombardier Foundation, overseen by a board of governors and presided by Janine Bombardier, daughter of the Corporation's founder. This donation is in addition to contributions from the Bombardier units and employees in their respective communities.

Further to these important charitable contributions, Bombardier is fully dedicated to the communities in which it operates. The Corporation creates positions that are often very specialized, and promotes career enhancement and succession development through a number of professional and personal enrichment programs. Concerned with the well being of its employees, it applies continuous efforts to maintain a safe and healthy workplace. Finally, Bombardier assumes its responsibility for the protection of the environment through the allocation of substantial means to improve the eco-friendliness of its industrial processes and products.

HUMAN RESOURCES

MEETING NEW CHALLENGES

The rapid growth of Bombardier's operations, in terms of geography as well as technology, calls for the Corporation to meet major challenges in the management of its human resources.



To a great extent, Bombardier's success has always been based on the expertise, entrepreneurial spirit and commitment of its employees, at all levels. To prepare future leaders and continue to master new technologies in all aspects of its activities, the Corporation must recruit the best candidates and continue to foster the development of its employees worldwide.

A Global Mindset

In many ways, Bombardier encourages its employees to develop and embrace a global mindset. Created in 1993 and revised every three years, its international management seminars were designed for that very purpose. Accessible to over 1,000 senior managers, each seminar is comprised of a group of 60 people, thus facilitating communication and networking. The third series of these seminars was introduced this year, with the participation of some 175 managers from all of the Corporation's business segments and world locations. Understanding Bombardier's strategies and priorities, developing a global mindset, building and managing internal alliances, and developing a greater awareness of cultural diversity were among the subjects covered.

Bombardier also organized a change leadership seminar aimed at providing employees with the necessary tools to deal with strategic changes. A financial governance seminar is also offered to help participants better understand the financial impact of their decisions. During the year, some 550 managers participated in one of these seminars.

Strategic Recruitment

Well aware of its increasingly complex requirements for the recruitment of high-calibre personnel, and in line with its ongoing objective to recruit the best talent, Bombardier intensified its search for university graduates from the finest educational institutions throughout Canada, the United States and Europe during the year.

Bombardier also improved its university graduate recruitment process by making the career section on its Web site more accessible and user-friendly, and by having a larger on-campus presence for recruitment purposes.

Talent Development

To ensure efficient succession planning, Bombardier offers its managers a leadership planning and development program, which focuses on identifying talented candidates to receive training with high objectives. Targeted candidates are assigned to new projects of a strategic nature to help them hone their skills, and also have the opportunity to further their development by taking professional development courses at leading universities.

As a complement to the corporate leadership development program, the manufacturing groups have set up their own programs, using methods and tools adapted to their respective operations. Creating reciprocity between groups is another important aspect of the leadership planning and development program.

Bombardier contributes to the ongoing development of its employees at all levels by providing various internal training, mentoring and career planning programs. Taking into account the geographical spread of the Corporation's operations and markets, particular emphasis was placed during the year on the development of language skills, including German, Spanish and Mandarin, in addition to French and English. In the same spirit, Bombardier has further reviewed its international mobility management policy to facilitate the integration of relocated employees and their families in their host countries.

SIX SIGMA
INTEGRATED INTO OPERATIONS

In the Six Sigma concept, the sigma value is an indicator of the performance of business processes. To reach the Six Sigma performance level, a process should generate less than four defects over a million operations.

Adopted by Bombardier in 1997, the Six Sigma program is aimed at doing business faster, better and more efficiently than the competition. It is more than a quality improvement initiative, it is a performance improvement strategy. To eliminate defects, it calls upon a rigorous methodology consisting of eight successive steps, which are to recognize, define, measure, analyze, design and improve, validate and control, realize, standardize and integrate. Now firmly applied in all manufacturing and financing units, Six Sigma's tools and principles have become an integral part of Bombardier's overall activities and performance.

Gratifying Results

Bombardier is reaping concrete and verifiable results from Six Sigma. In 2001-02, all improvement projects carried out under the program had positive effects on cost and cycle time reduction, and on internal and external customer satisfaction. This is the third consecutive year Bombardier has surpassed its objectives for the Six Sigma program.

Aiming at Training Autonomy

The Six Sigma methodology is designed to help decision making, whether it applies to a product, a process, a potential acquisition or changes in management or operating policies. Since intensive and well planned training is the very basis for success in implementing and using the program, training methods and materials are constantly reviewed and improved, based on new knowledge and lessons learned.

Before Six Sigma improvements were implemented at the Mexican paint shop, locomotive hoses were protected with masking tape. After Six Sigma, time and material are saved with the use of plastic covers.

The Six Sigma methodology has been deployed throughout Bombardier and has impacted its way of doing business.

Six Sigma performance as at January 31, 2002

Number of full-time master agents and agents	Number of part-time analysts	Number of projects/ workshops completed	Number of processes mapped and sigma values known	Number of customer dashboards
388	6,005	4,241	62	11



During the year, training materials were modified to be more flexible, through a modular format that allows the use of stand-alone blocks for understanding specific tools. The improved materials have become the standard adopted by all Bombardier units who work together to maintain their high quality and effectiveness.

Design for Six Sigma: The Third Venture

After extensive use of two Six Sigma applications — one for the improvement of manufacturing and transactional processes, and the other for the design of new processes — Bombardier embarked upon a third venture during the year, the Design for Six Sigma. This methodology, specifically applied to the design of new products, assemblies and parts, can predict at the design stage whether they will achieve Six Sigma standards when put into production.

All of Bombardier's manufacturing groups are participating in this joint effort, which is geared towards the design of extremely high-quality and robust products suited to today's accelerated production pace and demands on total life-cycle cost reduction.

Specific Achievements

In 2001-02, Bombardier Aerospace reached its fifth year of involvement with Six Sigma. From the beginning, it has worked on a large number of major projects, achieving significant financial benefits. During the year, it began to integrate the Six Sigma methodology and tools into the Enterprise Resource Planning implementation process. This process will provide the functionality and system integration to support the business-critical processes across Bombardier Aerospace. Most of the people who have been selected to participate in this initiative are Six Sigma trained.

The integration of the newly-acquired operations of Adtranz is, of course, of the utmost importance for Bombardier Transportation. It provides a unique opportunity to demonstrate the practical benefits of Six Sigma. The Six Sigma team is instrumental, for instance, in facilitating workshops that structure the tasks of the integration teams, designing the processes of the new organization and identifying opportunities for immediate savings. The results already obtained have led to the accelerated implementation of Six Sigma throughout the new Bombardier Transportation.

In addition to initiating the modular training format now available throughout the Corporation, Bombardier Recreational Products used the Six Sigma methodology to redefine its supply chain-related processes. This project aims to achieve closer alignment of production scheduling with customer demand, thus reducing the risk of over- or underproduction. Bombardier Recreational Products also introduced Six Sigma in its sport boat segment and laid a solid foundation for continuous improvement, including basic problem-solving methods and Six Sigma workshops.

At Bombardier Capital, the Six Sigma methodology was at the centre of major improvements implemented in the inventory finance activities. The inventory inspection process, a critical management function in the current economic environment, was redesigned. Today, inventory inspections are scheduled based on several risk and performance measures, with results communicated over the Internet.

The Six Sigma initiative has not only brought major savings to Bombardier, it has now become a way of life for the entire organization, where all employees strive for excellence, always looking for better ways of doing things.

In Vermont, Bombardier Capital significantly increased its contribution to the Reading is Fundamental program, which distributes books to elementary school children.

A young boy enjoys the new tricycle path at a day-care centre in Jacksonville, Florida. This path was built with funds donated by Bombardier Capital, which also purchased tricycles, safety helmets, wagons and art easels for the centre.

SOCIAL RESPONSIBILITY
COMMITTED TO THE COMMUNITY



Bombardier generously contributes to the economic and social well-being of the communities in which it operates, whether through the J. Armand Bombardier Foundation or through the initiatives of its units and employees.

Following a long-standing tradition, Bombardier allocated approximately 3% of its income before taxes to the J. Armand Bombardier Foundation in 2001-02. As the main source of Bombardier's philanthropy, the Foundation supports a significant number of social welfare organizations and provides major funding for education, health, culture and social development. This year, it made donations worth nearly $10 million to various fields.

The Foundation's Contribution

Committed to the fight against social inequities, exemplified by increasing poverty and the drop-out phenomenon, the Foundation distributed nearly $2.5 million to social welfare agencies nationally. Financial support was given to several organizations that provide basic community services, including shelter for people in need, support for physically or mentally challenged people, as well as first-line services, such as food banks and outreach education programs. The Foundation also supported social reintegration initiatives that focused on return to work or school.

Beyond these traditional charities, the Foundation made a donation to 1,2,3, GO!, a community initiative intended for young children. The project calls upon all the social resources of underprivileged neighbourhoods in the Montréal region to foster better physical, psychological and intellectual development in children aged 0 to 3.

As part of its humanitarian mission, the Foundation continued to support third-world aid organizations. An example of this commitment was a donation to Orbis-Canada, which puts an aircraft outfitted with surgical equipment at the disposal of Canadian volunteer ophthalmologists, who perform cataract surgery in countries where blindness is prevalent.

In the area of higher education, the Foundation contributed two sizeable donations aimed at promoting global mindsets among Québec and Canadian youths. The first, valued at $1.5 million, spread over a three-year period, was awarded to the *Fondation de l'Université Laval* in Québec City, for scholarships to students from the province of Québec who wish to pursue a higher education in foreign countries. In the same spirit, the Foundation set up its own foreign scholarship program, called J. Armand Bombardier Internationalist Fellowships, to benefit Canadian university students. With a five-year initial term, this program is worth $1.75 million.

Under a $12.5 million grant spread over eight years, donated by the Foundation last year, the *Université de Montréal* will undertake the construction of the J. Armand Bombardier pavilion beginning in 2002. In addition to the pavilion, which is dedicated to advanced research and innovation in aerospace, pharmacy and medicine, the grant covers, among other things, the creation or renewal of five chairs.

Aware of the importance of good health care in the community, the Foundation provided substantial financial support to various hospitals in 2001-02, including the *Fondation du Centre Hospitalier Universitaire de Québec*, the *Fondation Hospitalière Maisonneuve-Rosemont*, the *Fondation de l'Institut Universitaire de Gériatrie de Montréal* and the Thunder Bay Regional Hospital.

As a committed patron of the arts, the Foundation continued to support the activities of the J. Armand Bombardier Museum and the Yvonne L. Bombardier Cultural Centre, both located in Valcourt, Québec, birthplace of the Corporation's founder. In addition, substantial donations were made to the National Theatre School of Canada, the Foundation of the National Arts Centre, the *Fondation du Théâtre du Nouveau Monde* and the *Orchestre Métropolitain du Grand Montréal*.

Major Contributions to Centraide/United Way

Bombardier and its employees continue to show great generosity toward Centraide/United Way. During the year, Bombardier employees in the greater Montréal region demonstrated their commitment to Centraide of Greater Montréal through a donation of more than $750,000. An equivalent amount was donated by members of the Bombardier family and the J. Armand Bombardier Foundation, for a total contribution of more than $1.5 million. Donations to Centraide were also made by Bombardier employees in other regions of Québec where the Corporation has facilities. In Ontario, employees of Bombardier Aerospace collected $100,000 for the Metropolitan Toronto United Way campaign, a sum matched by the J. Armand Bombardier Foundation.

Contribution from Bombardier Units and Employees

The various Bombardier units and their employees have a long tradition of community involvement, which translates into the launch or pursuit of initiatives and projects closely aligned with the needs of their respective communities. In 2001-02, their charitable activities mostly focused on aid to children and youths.

Contributions from Bombardier Transportation included financial support for the British Columbia Arts Umbrella program, one of Canada's leading visual and performing arts institutes for young people aged 2 to 19. In China, Bombardier Transportation contributed to the well-being of children in the Qinghia region, through its participation in the 14th Annual Canadian Charity Ball organized with the support of the Canadian Embassy in Beijing. Part of the proceeds of this event will be used to fund reconstruction of outdated health clinics into mother and child centres to help improve the overall health of disadvantaged children. In Denmark, Bombardier Transportation pursued the Uncle Ib's Workshop program set up by Adtranz employees to help people with special problems, such as young criminals or adult victims of industrial injury, return to a normal working life.

Bombardier Capital's community relations efforts were concentrated in the two regions of the United States where it is most present. In Vermont, its contribution to The Reading is Fundamental† program nearly tripled with the distribution of more than 4,000 books to 1,650 elementary school children in Winooski and Colchester. In Florida, funds donated by Bombardier Capital served to build a new tricycle path for a Jacksonville day-care centre that takes in children from low-income families.

As a major sponsor of the Montréal-based *Fondation de la recherche sur les maladies infantiles*, Bombardier Recreational Products donated $50,000 to the organization's fundraising campaign, a sum matched by the J. Armand Bombardier Foundation. In addition, some 50 employees gave their time during the organization's 25th anniversary telethon. The cumulative financial support provided by Bombardier Recreational Products and the J. Armand Bombardier Foundation over the past six years amounts to $650,000.

For a number of years, Bombardier Aerospace employees in the Montréal region have been contributing to a charity fund through which they make substantial donations to charitable organizations. In 2001-02, a total of $477,221 was distributed among 40 non-profit organizations in the greater Montréal and Mirabel regions. Bombardier Aerospace employees at the Downsview, Ontario site embarked on several innovative community initiatives, such as The World in Motion Flight Challenge program. As part of this learning program, engineers from the site partnered with local middle-school students to encourage learning in math and sciences.

At Bombardier Aerospace in Wichita, Kansas, the employees' Bombardier Care Fund donated more than $400,000 US to local agencies and organizations. In addition, the employees collected funds to support relief efforts in the wake of the September 11 tragedies. In Northern Ireland, the Bombardier Aerospace Shorts Foundation contributed nearly $200,000 to local cross-community, educational, urban regeneration and environmental projects. One of the main endeavours funded by the Foundation was the production of an educational CD-ROM, called The Flight Experience. Distributed free of charge to every school in Northern Ireland, the CD-ROM gives young people a view of the engineering, manufacturing and marketing methods that lead to the making of a successful aircraft. The Foundation also sponsored a research chair in aerospace engineering at Queen's University in Belfast.

† Registered trademark of Reading is Fundamental, Inc.

The paint shop team at the Dorval facility utilizes a new volatile organic compounds destruction system involving the filtration of particles through a three-step approach which does not generate any hazardous materials. This system is unique in Canada.

In recognition of the implementation of an environmental management system at its industrial site in Wroclaw, consistent with ISO 14001 norms, Bombardier Transportation received in 2001-02 the Pantheon of Polish Ecology award given to Polish companies that create and adopt such a system.

ENVIRONMENT, HEALTH AND SAFETY
SUSTAINED EFFORTS



Bombardier is dedicated to improving its industrial practices to ensure safe and healthy work environments for its employees, as well as developing ever more environmentally friendly products.

In 2001-02, Bombardier's management of health, safety and environmental matters focused on the preservation of measures already in place, the achievement of further improvements and the adjustment to the addition of important manufacturing facilities.

Health and Safety

The various measures initiated in work-related health and safety matters generated significant performance improvement throughout the Corporation, which was confirmed by a considerable reduction of work-related accidents. Worthy of special mention is the decrease observed in Bombardier Transportation plants during the year.

Increased acceptance and recognition of the importance of employee health and safety led to enhanced responsibility in case management. The efforts made throughout the year translated into a reduction of direct costs from work-related accidents.

Following a successful start-up this year at the Bruges facility in Belgium, Bombardier actively pursued the implementation of a workplace health and safety management system to meet the British OHSAS 18001 standard, which aims at integrating standardized health and safety principles and processes into the daily operations of businesses. In 2001-02, six Bombardier plants received OHSAS certification: Prorail and Wakefield in the United Kingdom, Hennigsdorf in Germany, Wroclaw and Lodz in Poland and Bruges in Belgium.

Environment

The implementation of an environmental management system, which meets the internationally recognized ISO 14001 standards for environmental protection, continued at a good pace during 2001-02. All the facilities that applied for certification renewal were granted it and, by January 31, 2002, approximately 90% of Bombardier's plants were officially ISO 14001 certified.

Well aware of its responsibility in environmental protection matters, Bombardier is constantly striving to adopt innovative tools to improve the ecological friendliness of its products. During the year, Bombardier Transportation developed a tool to formalize and integrate the eco-friendliness of its passenger-rail transportation equipment, right at the design stage. The project was carried out under a partnership agreement with suppliers, clients and universities. Bombardier Recreational Products' research and development efforts to reduce hydrocarbon emissions from its Rotax engines yielded excellent results, allowing the market introduction of snowmobiles and watercraft equipped with four-stroke engines. With the recently-acquired Ficht fuel-injection technology, Bombardier Recreational Products is now in a position to meet the most stringent emission-reduction standards for its two-stroke outboard engines.

Bombardier Aerospace continued to introduce sophisticated equipment to ensure better environmental protection. Its new paint shop integrates a volatile organic compounds (VOC) destruction system, which is unique in Canada. The use of this system brings a 95% VOC reduction, surpassing regulatory norms by 5%. In addition, all contaminated waters, as well as condensed waters resulting from paint shop humidification, are directed to a water-treatment system that reduces their potential for contamination.

FINANCIAL SECTION

TABLE OF CONTENTS

BOMBARDIER

OVERVIEW

All amounts in this report are in Canadian dollars, unless otherwise stated.

FORWARD LOOKING STATEMENTS

THIS REPORT INCLUDES "FORWARD LOOKING STATEMENTS" THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. FOR INFORMATION IDENTIFYING LEGISLATIVE OR REGULATORY, ECONOMIC, CLIMATIC, CURRENCY, TECHNOLOGICAL, COMPETITIVE AND OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD LOOKING STATEMENTS, SEE RISKS AND UNCERTAINTIES ON PAGES 59 AND 60 OF THIS REPORT.

The Consolidated Financial Statements of Bombardier Inc. present the detailed consolidation of the accounts of the financial services with those of the Corporation's manufacturing operations. The Summary of Significant Accounting Policies contains a definition of the terms used to designate the overall operations of Bombardier Inc. (Bombardier Inc. consolidated), the manufacturing operations (Bombardier), as well as the financial and real estate services of Bombardier Capital (BC). This detailed presentation has no impact on net income and shareholders' equity.

BC's activities and financial position are fundamentally different from those of the manufacturing operations. As such, these two distinct businesses are analyzed and measured using different performance indicators by the investment market. The following discussion and analysis segregates these two types of businesses to better highlight their respective characteristics.

The consolidated balance sheets are presented in an unclassified format given that the Corporation carries out its operations in four distinct segments, each one characterized by a specific operating cycle.

The aerospace operating cycle is based on the length of each aircraft program, which is variable, but usually extends over a number of years. The operating cycle for the recreational products segment is seasonal and generally based on cycles of less than one year. In the transportation segment, manufacturing activities are performed for long-term contracts extending for periods of one to three years.

The operating cycle for BC depends on the underlying operations. This segment includes the real estate operations for which the operating cycle extends over many years, and the financing subsidiaries operations which, as is the case for most financial institutions, have operating cycles as short as a few months for short-term lending activities, and as long as several years for long-term financing and asset leasing activities.

The accounting methods used for Bombardier's activities are provided in the Summary of Significant Accounting Policies accompanying the Consolidated Financial Statements.

EARNINGS PER SHARE – BASIC
Years ended January 31
(in Canadian dollars)


0.60
0.45
0.30
0.15
0
0.27
2002

INCOME BEFORE SPECIAL ITEMS, INCOME TAXES AND GOODWILL AMORTIZATION
Years ended January 31
(as a percentage of revenues)


8
6
4
2
0
7.77%
2002

CONSOLIDATED RESULTS

The Management's discussion and analysis that follows is based on the reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). Management's discussion and analysis is also based on earnings before interest and income taxes (EBIT), earnings before income taxes (EBT) and net earnings, excluding special items and goodwill amortization. Special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that are unusual in nature and that could potentially distort the analysis of trends. Goodwill amortization is also excluded from these additional earnings measures because goodwill will no longer be amortized under the new accounting policy that took effect February 1, 2002. These earnings measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Total consolidated revenues amounted to $21.6 billion for the year ended January 31, 2002, compared with $15.9 billion for the preceding year after reclassification of certain BC segment revenues as disclosed in note 26 to the Consolidated Financial Statements. This represents an increase of 36% mainly due to the acquisition of DaimlerChrysler Rail Systems GmbH (Adtranz) and the inclusion of outboard engine activities, as well as higher revenues in the aerospace segment related to a change in mix of new aircraft and aircraft interior completion deliveries, in addition to higher used business aircraft sales.

EBIT before special items and goodwill amortization reached $1.8 billion for 2001-02, a 22% increase over $1.5 billion for 2000-01. All segments have contributed to this increase, which reflects the inclusion of Adtranz and outboard engine results. Before special items and goodwill amortization, EBIT margin for 2001-02 stands at 8.4% compared to 9.4% for 2000-01. The decrease is explained by the higher weight of the transportation segment and a reduction in aerospace EBIT margins.

Net interest expense increased from $64.6 million in 2000-01 to $146.9 million in 2001-02 reflecting higher debt levels resulting from the acquisition of Adtranz and the outboard engine assets and their working capital requirements, as well as the impact of reduced production rates in the aerospace segment following the September 11, 2001 events. The increase in interest expense was partially offset by lower interest rates.

EBT before special items and goodwill amortization for 2001-02 was $1.7 billion or 7.7% of revenues for a 17% increase over the $1.4 billion or 9.0% recorded in 2000-01.

For the year ended January 31, 2002, the Corporation recorded special items of $1.1 billion. As a result of its decision to withdraw from the retail finance businesses, a special charge of $662.5 million ($405.1 million after tax) was provided for in the third quarter in BC. In the aerospace segment, due to the overall outlook for turboprops, a special charge of $264.0 million ($176.9 million after tax) was recorded relating to the write-off of the carrying value of non-recurring costs for the Bombardier Q400 program. In addition, a $69.5 million ($46.6 million after tax) special charge was recorded for severance and other involuntary termination costs relative to reductions in aerospace employment levels. Finally, in the transportation segment, a special restructuring charge relating to the integration of Adtranz of $74.2 million ($63.0 million after tax) was recorded in the year ended January 31, 2002.

CONSOLIDATED REVENUES BY SEGMENT
Years ended January 31
(millions of Canadian dollars)



21,633.8
20,000
15,943.7
15,000
13,416.5
11,286.2
10,000
8,333.8
5,000
0
Aerospace
Recreational Products
Transportation
BC

CONSOLIDATED REVENUES BY MAJOR INTERNATIONAL MARKET
Years ended January 31
(millions of Canadian dollars)



21,633.8
20,000
15,943.7
15,000
13,416.5
11,286.2
10,000
8,333.8
5,000
0
North America
Europe
Rest of the World

The divestiture of Bombardier Services (UK) Limited's defence services business during the year ended January 31, 2001 resulted in the recording of a net gain on sale of businesses of $49.8 million ($44.0 million after tax). In addition, a special charge of $79.5 million ($47.7 million after tax) was recorded by BC relating to additional provisions for credit losses relative to the small ticket finance portfolio.

In 2001-02, the Corporation's income taxes before special items and goodwill amortization totalled $545.5 million or 32.58% of EBT before special items and goodwill amortization against $448.8 million or 31.43% the previous year. After special items, the Corporation's income taxes were $167.0 million or 29.93% of EBT in 2001-02 compared to $422.8 million or 30.24% in 2000-01. The details of the components of the income tax expenses are provided in note 21 to the Consolidated Financial Statements.

Net income before special items and goodwill amortization for 2001-02 reached $1.1 billion, or $0.81 per share on an average of 1.4 million shares, compared to $979.1 million, or $0.70 per share on an average of 1.4 million shares for the year ended January 31, 2001. Net income for 2001-02 amounted to $390.9 million, or $0.27 per share, compared to net income of $975.4 million, or $0.70 per share for the year ended January 31, 2001.

Diluted earnings per share before goodwill amortization amounted to $0.30 for the year ended January 31, 2002 against $0.69 the previous year. After goodwill amortization, diluted earnings per share amounted to $0.27 for 2001-02 compared to $0.69 the previous year. The computation of diluted earnings per share gives effect to the exercise of all dilutive elements.

SEGMENTED INFORMATION

Management evaluates performance based on income or loss before special items, income taxes and goodwill amortization. Intersegment services are accounted for at current market prices, as if the services were provided to third parties.

Corporate interest costs are allocated to the manufacturing segments based on each segment's net assets, and most corporate office charges are allocated based on each segment's revenues. Net assets exclude cash and cash equivalents, investment in and advances to BC and deferred income taxes, and are net of accounts payable and accrued liabilities, advances and progress billings in excess of related costs and accrued benefit liability and other. Beginning in February 2001, the Corporation ceased to allocate corporate interest charges to the BC segment. This allocation basis is used by Management in evaluating performance and making operative decisions for each segment. The effect of this modification was a decrease in interest expense allocated to the BC segment of $36.2 million for 2001-02. The corresponding increase in the allocation of interest expense was mostly borne by the aerospace segment.

The following analysis of operating results covers the activities of Bombardier Aerospace, Bombardier Transportation, Bombardier Recreational Products and Bombardier Capital.

AEROSPACE

BOMBARDIER AEROSPACE IS A MANUFACTURER OF BUSINESS, REGIONAL AND AMPHIBIOUS AIRCRAFT AND A PROVIDER OF RELATED SERVICES. IT OFFERS COMPREHENSIVE FAMILIES OF TURBOPROP AND REGIONAL JET COMMERCIAL AIRCRAFT AND A WIDE RANGE OF BUSINESS JETS. IT ALSO PROVIDES THE BOMBARDIER FLEXJET BUSINESS AIRCRAFT PROGRAM, TECHNICAL SERVICES, AIRCRAFT MAINTENANCE AND PILOT TRAINING. DETAILED INFORMATION ON THE PRODUCTS AND SERVICES OFFERED BY BOMBARDIER AEROSPACE CAN BE FOUND ON PAGES 12 AND 13.

Bombardier Aerospace's revenues amounted to $12.0 billion for the year ended January 31, 2002, compared with $10.6 billion for the preceding year, a year-to-year increase of 14%. The net rise in revenues was attributable to a change in mix of new aircraft and aircraft interior completion deliveries, in addition to higher used aircraft sales.

Before special items, EBIT amounted to $1.5 billion or 12.1% of revenues for the year ended January 31, 2002 compared to $1.4 billion or 13.4% of revenues for the previous year. The lower margin percentages result primarily from the change in mix of new aircraft deliveries and higher level of used aircraft activities which generate low margins.

Despite a lower interest rate environment in 2001-02, growth in net assets, mainly driven by impacts of changes in production levels, investments in new programs and in capital expenditures, combined with the change in corporate interest allocation methodology, resulted in interest expense increasing from $175.0 million in 2000-01 to $251.6 million in 2001-02.

EBT before special items was $1.2 billion or 10.0% of revenues for the year ended January 31, 2002 compared with $1.2 billion or 11.7% of revenues for the previous year.

Due to the market slowdown, which was exacerbated following the September 11 events, the Corporation announced on September 26, its decision to reduce employment levels, production rates and deliveries to adjust to market conditions. As a result, a $69.5 million ($46.6 million after tax) special charge was recorded for severance and other involuntary termination benefits.

REVENUES
Years ended January 31
(millions of Canadian dollars)


12,000
10,000
8,000
6,000
4,000
2,000
0
10,561.8
12,042.5
2002

In addition, in light of the overall outlook for turboprop aircraft, the Corporation decided to record a special charge of $264.0 million ($176.9 million after tax) relating to the write-off of the carrying value of non-recurring costs of the Bombardier Q400 program.

During 2000-01, a special item was recorded by Bombardier Aerospace relating to the divestiture of Bombardier Services (UK) Limited's defence services business, resulting in the recording of a net gain on sale of businesses of $49.8 million ($44.0 million after tax).

During the year ended January 31, 2002, 206 regional aircraft, 162 business jets and two amphibious aircraft were delivered for a total of 370 units, compared with 157, 203 and 10 units respectively for a total of 370 units in 2000-01.

During the fiscal year, Bombardier Aerospace focused its product development activities on the Bombardier CRJ900 and the Bombardier Continental, which both achieved first flight during the year and are progressing as expected. Development activities were undertaken on the Bombardier Global 5000 program, which was officially launched in February 2002.

As at January 31, 2002, the order backlog totalled $23.7 billion, compared with $23.0 billion as at January 31, 2001. The backlog reflects the growth in commercial aircraft firm orders offset by a reduction in business aircraft demand due to the economic environment.

BUSINESS AIRCRAFT

The business jets offered by Bombardier Aerospace include the light Bombardier Learjet 31A, the superlight Learjet 45, the midsize Learjet 60, the supermidsize Bombardier Continental, the wide-body Challenger 604, the superlarge Global 5000, the ultra long-range Global Express and corporate variants of the CRJ Series.

DELIVERIES

In 2001-02, Bombardier Aerospace delivered a total of 162 business aircraft, compared to 203 the previous year, for a 20% decrease mainly attributable to the general economic slowdown in the U.S., which is the primary market for Bombardier business jets. The deliveries detailed in the following table include the aircraft sold to customers of the North American Flexjet program, which enables individuals or companies to purchase a share in a Bombardier business jet.

Business Aircraft Deliveries

	Deliveries in 2001-02	Deliveries in 2000-01
Bombardier Learjet 31A	16	26
Bombardier Learjet 45	54	67
Bombardier Learjet 60	26	36
Bombardier Challenger 604	45	38
Bombardier Global Express	21	36
Total	162	203

MARKET SHARE

Assessment of market share in the business jet industry is based on delivery data for the calendar year and therefore does not correspond to the number of deliveries recorded during Bombardier's fiscal year.

In calendar year 2001, the overall market increased from 759 units to 777 units. Bombardier Aerospace obtained a 23% unit market share compared to 27% in 2000. The market segment in which Bombardier Aerospace is active decreased from 634 units in 2000 to 583 units in 2001. Bombardier's market share in this segment decreased from 33% in 2000 to 30% in 2001.

The Bombardier Learjet 31A market share in the light business jet segment decreased to 13% of 127 total light jet deliveries, down from 20% of 138 total light jet deliveries in the previous year. Bombardier Learjet 45 deliveries accounted for 42% of a 146-unit market in the superlight segment, compared to 47% of a 150-unit market in 2000. In the midsize business jet segment, the Bombardier Learjet 60 attained 33% of an 89-unit market, compared to 28% of a 125-unit market the previous year.

The Bombardier Challenger 604 share of the large and superlarge business aircraft segment was 30% of a 139-unit market, compared to 30% of a 131-unit market in 2000.

The Bombardier Global Express obtained 33% of an 82-unit market in the ultra long-range segment, compared to 39% of a 90-unit market in 2000.

PRODUCT DEVELOPMENT

The Bombardier Continental program, which was launched in June 1999, is progressing as expected, with the first aircraft having successfully completed its inaugural flight on August 14, 2001. Type certification is expected by the end of fiscal 2003.

The Bombardier Global 5000 was introduced in October 2001. Production of the first test aircraft has begun and first flight is scheduled for the first quarter of 2003-04, with entry into service expected in 2004-05.

MARKET AND PROSPECTS

With the addition of the Bombardier Continental and the Bombardier Global 5000, Bombardier Aerospace offers the most comprehensive range of business jets, covering the light to ultra long-range segments. These aircraft enhance Bombardier Aerospace's product offering in the higher-end segments, particularly in the supermidsize and superlarge segments, where the majority of the industry's revenues are concentrated.

The business jet market is driven by individual wealth, the economic situation and the convenience of direct, on-demand air travel. In addition, a large fleet of older aircraft will continue to be replaced by new products offering significant value and cost advantages. While the general economic slowdown in the U.S. has had an impact on business aircraft demand during 2001-02, Bombardier Aerospace is very well positioned to take advantage of a recovery with the broadest range of product offerings on the market.

BOMBARDIER FLEXJET PROGRAM

Through the Bombardier Flexjet program in North America, owners have access to an aircraft with all operations and support managed by Bombardier Aerospace, including flight crew, maintenance, hangar fees and insurance. Through Flexjet's European program, customers purchase hours of flight time instead of a physical share of an aircraft. In December 2001, Bombardier Aerospace launched Flexjet Asia in partnership with charter operators, maintenance companies and individual aircraft owners, thereby continuing its commitment to expanding its worldwide portfolio of business jet solutions.

As at January 31, 2002, the Bombardier Flexjet program included 105 aircraft in service in North America and eight in Europe compared to 109 and six aircraft respectively as at January 31, 2001. This reduction in the number of aircraft in service results from the reassignment of customers to unsold aircraft fractions in order to optimize fleet utilization. During the year, the number of North American customers with annual flight time entitlement rose by 19%, totalling 661 as at January 31, 2002, compared to 555 as at January 31, 2001. The North American Flexjet program inducted 164 new customers during 2001-02, for an increase of more than 29% over last year. This represents a record high for annual owner induction in Flexjet's six-year history.

Bombardier's North American Flexjet program sold shares for the equivalent of 22 aircraft, including 10 new and 12 used aircraft in 2001-02, as compared to 29 new aircraft in the previous year.

MARKET AND PROSPECTS

Following a growth rate of 33% last year, the North American fractional ownership market has experienced a 14% decline in aircraft sold or delivered, mainly attributable to the general economic slowdown in the U.S. Bombardier Flexjet holds the number-two position among the fractional ownership programs currently available in that market.

The North American fractional ownership market is mainly affected by the same factors that drive the business jet market. Through the investments it has made in its product line, Bombardier Aerospace will further its advantage of being the aircraft manufacturer offering a complete range of business aircraft and a wide range of support services. It expects that the combination of these elements will have a positive effect on Bombardier Flexjet's market share.

REGIONAL AIRCRAFT

The Bombardier Aerospace line of regional aircraft includes the 40-, 44- and 50-passenger Bombardier CRJ100/200, the 70-passenger CRJ700, the 86-passenger CRJ900 regional jets and the Bombardier Q Series family of turboprops, consisting of the 37-passenger Q100/200, the 50-passenger Q300 and the 68- to 78-passenger Q400.

Regional Aircraft Deliveries

	Deliveries in 2001-02	Deliveries in 2000-01
Bombardier CRJ100/200	**136**	103
Bombardier CRJ700	**29**	2
Bombardier Q100/200	**3**	7
Bombardier Q300	**15**	17
Bombardier Q400	**23**	28
Total	**206**	157

DELIVERIES

In 2001-02, Bombardier Aerospace delivered 165 Bombardier CRJ100/200 and Bombardier CRJ700 regional jets, compared to 105 in 2000-01.

Customers took delivery of 41 Bombardier Q Series turboprop aircraft in 2001-02, compared with 52 in the previous year.

Regional Aircraft Orders

	Orders in 2001-02 [1]	Orders in 2000-01 [1]
Bombardier CRJ100/200	**150**	178
Bombardier CRJ700	**20**	71
Bombardier CRJ900	**20**	10
Bombardier Q100/200	**0**	2
Bombardier Q300	**7**	34
Bombardier Q400	**12**	1
Total	**209**	296

[1] Net of cancellations

ORDERS AND BACKLOG

Following a very strong first six months in 2001-02, order intake was reduced after the September 11 events.

In 2001-02, Bombardier Aerospace received firm orders for a total of 209 regional aircraft, compared to 296 in 2000-01. In addition, 307 options and conditional orders were recorded during the year, compared to 773 in 2000-01.

Northwest Airlines and Air Wisconsin placed the largest firm orders, for 75 and 51 Bombardier CRJ200 respectively. In addition, China Yunnan and Eurowings of Germany became new CRJ200 customers during the year. Mesa Air Group became a Bombardier CRJ700 customer and was also the first airline to order Bombardier CRJ900 aircraft.

In 2001-02, Bombardier Aerospace received a total of 19 Bombardier Q Series aircraft firm orders, compared to 37 the previous year. The Bombardier Q400 saw its first orders from Canada and Japan in 2001-02, specifically from Hydro-Québec and Japan Air System Co., Ltd. respectively.

As at January 31, 2002, Bombardier Aerospace's order backlog for regional aircraft consisted of firm orders for 577 aircraft. In addition, options and conditional orders accounted for another 1,363 units. Historically, the conversion rate of options into firm orders has been in the range of 80%.

Regional Aircraft in Order Backlog

as at January 31, 2002	Aircraft on Firm Order	Options and Conditional Orders or Letters of Agreement	Total
Bombardier CRJ100/200	340	842	1,182
Bombardier CRJ700	164	354	518
Bombardier CRJ900	30	82	112
Bombardier Q100/200	1	2	3
Bombardier Q300	20	31	51
Bombardier Q400	22	52	74
Total	577	1,363	1,940

The downturn in the airline industry following the events of September 11 led Bombardier Aerospace to revise its expected deliveries for 2002-03, from 165 Bombardier CRJ200 aircraft to 145. Bombardier CRJ700 deliveries are expected to increase from 29 units in 2001-02 to 45 units in 2002-03.

In addition, the overall outlook for turboprops and the general downturn in the airline industry have resulted in production rate adjustments for the Bombardier Q Series. For 2002-03, the production rate has been adjusted to 36 aircraft.

In August 2001, the new facility at Montréal's Mirabel Airport for final assembly of Bombardier CRJ700 and Bombardier CRJ900 began production.

MARKET SHARE

In accordance with the method used throughout the industry, the market share for Bombardier Aerospace's regional aircraft is calculated on the basis of order intake during the calendar year, which does not correspond to Bombardier's fiscal year order intake.

In the 2001 calendar year, the Bombardier CRJ Series had a 76% market share of the jet segment in the 20- to 90-seat regional aircraft market, accounting for 230 of the 301 units ordered. This compares to a 34% market share, or 234 of the 689 units ordered in 2000.

In the turboprop segment, 43 units were ordered in the 20- to 90-seat market during 2001, compared to 68 units in 2000. The Bombardier Q Series market share was 42% of the turboprop segment with 18 firm orders during calendar year 2001, compared to a 62% market share last year, with 42 firm orders placed.

The combined order intake for Bombardier CRJ and Bombardier Q Series aircraft earned Bombardier Aerospace a 72% unit share of the overall 20- to 90-seat segment of the regional airliner market during calendar year 2001, accounting for 247 of the 343 units ordered, compared to 36% of 757 units ordered in 2000.

PRODUCT DEVELOPMENT

The Bombardier CRJ900 program is progressing as expected with the prototype having made its first flight in February 2001. The first flight of a production standard CRJ900 took place successfully in October 2001. The program schedule anticipates initial type certification at the end of 2002-03, with first delivery scheduled for 2003-04.

MARKET AND PROSPECTS

Bombardier Aerospace believes that the fundamentals of regional airlines and regional aircraft remain strong in the current market. Regional aircraft provide the most cost-effective way for airlines to maintain market presence in low to medium-volume markets, and have proven themselves in both positive and difficult market conditions.

The falling passenger traffic resulting from the economic slowdown in the U.S. was amplified by the September 11 events. As a response, the industry reduced capacity by grounding older, less efficient aircraft and by postponing fleet acquisition programs. Despite these industry problems, the regional airline segment continued to grow during the 2001 calendar year. At the end of 2001, regional jet departures operated on behalf of the six largest U.S. airlines had increased by 39% over the previous year. The 11 largest U.S. regional airlines experienced a 2.9% year-over-year increase in traffic and a 4.7% average increase in capacity for 2001. This compares to the U.S. major airlines, which experienced a 6.6% year-over-year decline in traffic and a 3.4% average decline in capacity for 2001.

The regional airline industry is expected to continue growing in the coming years, although at a reduced rate due to the impact of the economic slowdown and the September 11 events. Growth in the industry should be primarily driven by additions to the regional jet fleet, and mostly fuelled by the introduction of larger regional jet models. With the introduction of the Bombardier CRJ900, Bombardier Aerospace is well positioned to take advantage of industry growth.

In the short term, considerable market uncertainties, such as timing of the economic recovery, pilot scope clause issues and industry profitability and creditworthiness, will affect the timing and volume of order intake in the industry. While post-September 11 industry order intake greatly decreased, Bombardier Aerospace experienced no firm order cancellations and only short-term delivery delays from its customers.

Bombardier Aerospace anticipates that there will be a continued need for new turboprops, although at a lower rate of delivery, because of their very low operating costs and the need for airlines to replace older turboprops and small jets in short- to medium-haul sectors.

AMPHIBIOUS AIRCRAFT

Bombardier Aerospace markets the Bombardier 415 turboprop amphibious aircraft, the only purpose-built firefighting aircraft currently available. The aircraft can also be adapted to a variety of specialized missions such as search and rescue, coastal patrol and transport.

Bombardier Aerospace delivered two Bombardier 415 aircraft in 2001-02 compared to 10 in 2000-01. In September, production of the aircraft was suspended until such time as the orderbook warrants. As at January 31, 2002, there was no backlog.

AVIATION SUPPORT AND SERVICES

Bombardier Aerospace provides a broad range of services to customers, including training for pilots and maintenance technicians, aircraft completion services, aircraft maintenance and spare parts.

CUSTOMER TRAINING

Bombardier Aerospace offers, through joint ventures, a complete range of pilot and maintenance training programs for the Bombardier CRJ Series aircraft in Montréal, Québec, in Qingdao, China and in Berlin, Germany.

In the business aircraft segment, Bombardier Aerospace officially inaugurated its customer training centre in Dallas/Fort Worth in April 2001. Fully certified, the centre offers pilot and maintenance training for the Bombardier Learjet 31A, Learjet 45 and Learjet 60. Combined with two simulators and two fixed training devices for the Bombardier Global Express and the Bombardier Challenger 604 located in Montréal, Bombardier Aerospace has the capacity to train more than 3,000 pilots and 2,000 maintenance technicians per year.

In addition, Bombardier Aerospace provides maintenance and support services for military pilot training. The NATO Flying Training in Canada (NFTC) program is in full operation with Denmark, the U.K., the Republic of Singapore, Italy and Canada as participating nations.

BUSINESS AIRCRAFT COMPLETIONS

During the year, 173 aircraft were completed at Bombardier Aerospace's two business aircraft completion centres located in Montréal, Québec and Tucson, Arizona, as well as at authorized completion centres. By comparison, 184 aircraft were completed in 2000-01.

Business Aircraft Completions

	2001-02	2000-01
Bombardier Learjet 31A	**15**	28
Bombardier Learjet 45	**53**	67
Bombardier Learjet 60	**31**	31
Bombardier Challenger 604	**40**	41
Bombardier Global Express	**34**	17
Total	**173**	184

AIRCRAFT MAINTENANCE AND SPARE PARTS SERVICES

Bombardier Aerospace's Fort Lauderdale, Florida, Indianapolis, Indiana and Hartford, Connecticut service centres have been expanded to add services for Bombardier Challenger 604 and Bombardier Global Express aircraft. Bombardier Aerospace provides similar services in Europe and in the Middle East, and is also associated with 32 authorized service centres worldwide to provide complete services to operators.

Bombardier Aerospace offers maintenance and modification services to CRJ Series operators in Bridgeport, West Virginia. Maintenance services for military aircraft are carried out mainly at the Mirabel, Québec facility.

Bombardier Aerospace also operates spare parts services through depots strategically located around the world. The service facility in the Middle East will house a new spare parts depot to serve operators throughout this region.

MARKET AND PROSPECTS

The market for business aviation services is driven by a combination of business aircraft fleet size and utilization. Due to the general economic slowdown in the U.S. and the events of September 11, business aircraft fleet utilization experienced a decline over last year. Demand for business aviation services, aircraft completions and pilot training will be sustained through Bombardier Aerospace aircraft deliveries in the coming years.

OTHER ACTIVITIES

Other activities carried out by Bombardier Aerospace include component manufacturing for third parties at facilities in Montréal, Québec and in Belfast, Northern Ireland, where most of the design, development and manufacture of major airframe structures is undertaken.

Bombardier Aerospace also operates Belfast City Airport in Northern Ireland. In June 2001, it inaugurated a new $50.0 million terminal in order to accommodate the airport's current annual total of 1.3 million passengers and 17 daily destinations in the United Kingdom.

LABOUR AND WORKFORCE

During 2001-02, Bombardier Aerospace reduced its employment levels by more than 3,400 people, ending the year with 32,426 employees. The separate labour agreements signed in 2001-02 governing the Wichita, Kansas, Toronto, Ontario and Belfast, Northern Ireland facilities remain in place and cover the next two to three years. An agreement with Montréal area employees is currently under negotiation.

TRANSPORTATION

BOMBARDIER TRANSPORTATION, WORLD LEADER IN THE MANUFACTURING OF PASSENGER RAIL EQUIPMENT, OFFERS A FULL RANGE OF PASSENGERS RAILCARS, AS WELL AS COMPLETE RAIL TRANSPORTATION SYSTEMS. IT ALSO MANUFACTURES LOCOMOTIVES, FREIGHT CARS, AIRPORT PEOPLE MOVERS, PROPULSION AND CONTROLS AND PROVIDES SIGNALLING EQUIPMENT AND SYSTEMS. BOMBARDIER TRANSPORTATION IS ALSO A PROVIDER OF OPERATIONS AND MAINTENANCE SERVICES. DETAILED INFORMATION ON THESE PRODUCTS AND SERVICES CAN BE FOUND ON PAGES 16 AND 17.

Effective May 1, 2001, the Corporation acquired from DaimlerChrysler AG (DaimlerChrysler) its subsidiary DaimlerChrysler Rail Systems GmbH (Adtranz). The following analysis takes this transaction into account.

For the year ended January 31, 2002, Bombardier Transportation's revenues amounted to $7.0 billion, compared with $3.0 billion for the year ended January 31, 2001. This increase in revenues is mainly attributable to the consolidation of Adtranz results over an eight-month period, as well as a higher level of activity for the New York subway and Virgin Trains contracts.

EBIT before special items and goodwill amortization for 2001-02 amounted to $147.6 million or 2.1% of revenues compared with a loss of $44.4 million for the year ended January 31, 2001. This increase arises mainly from the acquisition of Adtranz, partially offset by losses on the Acela† high-speed trainset contract in the U.S.

Given the nature of its business, Bombardier Transportation earns interest income on its average negative net assets. This interest income decreased to $129.4 million in 2001-02 from $164.9 million in 2000-01 due to a lower interest rate environment and to the impact of goodwill resulting from the acquisition of Adtranz on May 1, 2001.

EBT before special items and goodwill amortization reached $277.0 million or 3.9% of revenues for 2001-02, as compared with $120.5 million or 4.0% of revenues the previous year.

REVENUES
Years ended January 31
(millions of Canadian dollars)


8,000
6,000
4,000
2,000
0
3 043.3
7,019.5
2002

For the year ended January 31, 2002, special restructuring charges of $74.2 million ($63.0 million after tax) were recorded as a result of the integration of the manufacturing operations of Bombardier Transportation and Adtranz. The Corporation also recorded a restructuring charge of $189.2 million in the preliminary purchase price allocation in connection with the integration plan of the Adtranz manufacturing facilities for severance and other involuntary termination costs. This restructuring plan, which is part of an overall strategy, contemplates concentrating capital intensive activities into specialized plants, thus ensuring better asset utilization while maintaining a final assembly presence in a large number of markets.

In 2001-02, Bombardier Transportation concentrated its development activities on a number of key areas. It invested in the development of modularization and systems standardization through product family development for light rail vehicles, metros, locomotives and regional and intercity trains, as well as for carbody and bogie technologies.

Bombardier Transportation also focused on the development of signalling and propulsion equipment, such as European Rail Traffic Management System (ERTMS) technologies, which are expected to become the new main line signalling standard in Europe. Modern propulsion applications, including energy storage systems, were developed to reduce life-cycle costs.

In addition, with increasing liberalization of the European market, a major focus has been put on technology development for integrated services including remote train data transmission and preventive maintenance. Product development activities were also aimed at providing fully integrated system solutions as the market increasingly looks for turnkey solutions. Development of the new train concept, Jetrain, which targets the emerging high-speed intercity market in North America, also progressed.

The worldwide market for railway equipment and services represents approximately $82.0 billion and is dominated by Europe, which remains the largest market with a total share of approximately 51%, while North America represents approximately 19% and Asia/Australia approximately 26%. Today, almost half of this market is accessible to the supply industry, the remaining part being either closed markets, such as Japan, or captive and controlled by public operators.

The European Union Commission continues to push liberalization, which not only allows new private operators free access to freight and passenger traffic, but also allows them to benefit from the separation between management of infrastructure and operations. These operators will focus on their core transport business, increasingly delegating design responsibility and maintenance to suppliers. With its strong industrial base, Bombardier Transportation is well positioned to maintain its market leadership.

As at January 31, 2002, Bombardier Transportation's order backlog consisted of $16.3 billion for manufacturing operations and $4.1 billion for maintenance services, for a total backlog of $20.4 billion. This compares with $6.7 billion for manufacturing operations and $2.0 billion for maintenance services for a total backlog of $8.7 billion in the previous year. The acquisition of Adtranz was the main contributor to this increase.

SIGNIFICANT EVENTS

Pursuant to the terms of the sale and purchase agreement (SPA) for the acquisition of Adtranz, a purchase price of $725.0 million US ($1.1 billion) was agreed upon. The SPA also contemplates an adjustment to the purchase price for a maximum of €150.0 million based on the carrying value of the adjusted net assets acquired established under U.S. generally accepted accounting principles (U.S. GAAP) as at April 30, 2001 (Net Asset Amount), provided that the minimum Net Asset Amount was delivered on the closing date.

Starting in May 2001, Adtranz, under the ownership of Bombardier, prepared its April 30, 2001 closing balance sheet under U.S. GAAP, in accordance with the provisions of the SPA for the purpose of establishing the Net Asset Amount. The resulting Net Asset Amount did not meet the minimum value contemplated in the SPA due to significant adjustments pertaining to the application of U.S. GAAP and to unrecorded costs required to complete contracts with third parties.

Bombardier announced on February 14, 2002 that discussions with DaimlerChrysler had failed to result in an agreement as to the value of the Net Asset Amount delivered at closing. Under these circumstances, Bombardier has notified DaimlerChrysler that it will file a claim against it for damages under the arbitration process of the International Chamber of Commerce, as set forth in the SPA. It is expected that the claim will be filed within four to six months.

Under the SPA, DaimlerChrysler made contractual representations and guarantees to Bombardier, including a written confirmation that the minimum Net Asset Amount was met on the closing date of April 30, 2001. Bombardier's claim for damages is largely based on material breaches of contractual representations and guarantees, including a significant deficiency in the value of the Net Asset Amount. Such deficiency results from the application of U.S. GAAP and from unrecorded costs required to complete contracts with third parties. Bombardier's claim will be in the order of €1.0 billion ($1.4 billion), and its resolution will result in a reduction of goodwill of which $205.6 million (€150.0 million) was recorded by Bombardier.

On November 8, 2001, the Corporation filed a claim against Amtrak in the United States District Court for the District of Columbia. The claim seeks damages in excess of $200.0 million US ($317.5 million) as compensation for additional costs incurred in relation to the Acela high-speed trainsets and locomotives contracts, including costs incurred as a result of Amtrak's failure to upgrade its infrastructure to accommodate the new equipment. On December 3, 2001, Amtrak filed a Motion to Dismiss, alleging that Bombardier had failed to follow contractual dispute resolution proceedings. The Corporation has vigorously contested the Motion to Dismiss, which is currently pending before the Court.

ROLLING STOCK

Rolling stock includes commuter and regional trains, intercity and high-speed trains, metro/rapid transit, light rail vehicles and locomotives and freight cars. During 2001-02, Bombardier Transportation received orders for a total of $5.1 billion for all product lines, compared to $3.1 billion the previous year.

COMMUTER/REGIONAL RAIL

Bombardier Transportation offers a wide range of railcars for suburban and regional markets. The product line includes single- and double-deck electrical multiple units (EMUs), diesel multiple units (DMUs) and coaches.

Deliveries and work in process

In Europe, Bombardier Transportation delivered 44 double-deck coaches, 242 single-deck EMUs, 121 DMUs and 76 commuter cars to Deutsche Bahn of Germany. Work continued on orders from SNCB, SNCF, NS Reizigers and Deutsche Bahn.

In North America, in 2001-02, 40 commuter cars were completed for Sound Transit of Seattle and the Southern California Regional Rail Authority. Work progressed on the Metropolitan Transportation Authority/Long Island Rail Road contract.

Orders

Major orders received during the year were:

Client	Product	Number of cars	Value (in millions of dollars)
Société Nationale des Chemins de fer Français (SNCF)	High-capacity Regional Express Trains (type AGC)	597	980
Deutsche Bahn	EMUs	160	156
Netherlands Railways (NS Reizigers)	VIRM double-deck trains	126	315
Deutsche Bahn	Double-deck cars	117	165
Austrian Federal Railways (ÖBB)	EMUs	193	169

INTERCITY/HIGH-SPEED TRAINS

Bombardier Transportation's product line includes diesel and electric multiple units and high-speed trains.

Deliveries and work in process

In Europe, a first series of 128 diesel-electric cars was delivered to Virgin Trains for the United Kingdom's CrossCountry services. The first six high-speed TGV Duplex 10-car trainsets were delivered to SNCF during the last quarter of the year. Work continued on orders from SNCF, from private operators in the U.K. and from other European customers.

In North America, a total of 169 of 182 Acela Express cars have now been delivered to Amtrak, of which 95 were delivered this year. There are 13 remaining cars to be delivered.

In Asia, work progressed on a contract through a joint venture with Sifang and Power Pacific Corporation Limited for the supply of 300 high-grade intercity passenger coaches to the China Ministry of Railways.

Orders

Major orders received during the year were:

Client	Product	Number of cars	Value (in millions of dollars)
GOVIA	EMUs	240	465
Swiss Federal Railways	Electric intercity tilting trains ICN	140	347
National Express & Victoria State Government	DMUs	58	339

METRO/RAPID TRANSIT

Bombardier Transportation offers a full range of technologies geared for rapid transit systems that are suitable for diverse electrical and mechanical infrastructures.

Deliveries and work in process

In Europe, Bombardier Transportation delivered 72 cars for the Berlin metro, 75 cars for the Prague metro and 108 cars to the Stockholm Public Transport Authority (SL). Work progressed on orders from Hamburg Hochbahn in Germany and Metrorex in Bucharest, Romania.

In North America, a total of 364 metro cars were delivered to the New York City Transit Authority and the Toronto Transit Commission. Work continues on these orders.

In Asia, through a consortium, Bombardier Transportation delivered 53 six-car trains for the Shanghai metro.

Orders

As part of a consortium, Bombardier Transportation received an order from Régie Autonome des Transports Parisiens (RATP) of Paris, for which its share is $300.0 million for the manufacture of 1,610 bogies, 805 passenger cars and 322 driving cabs. A major order was received from the Stockholm Public Transport Authority for 210 metro cars, valued at $269.0 million. Through a joint venture with the Changchun Car Company, Bombardier Transportation received an order from the Shenzhen Metro Co. for 114 metro cars. Its share of the contract is worth $141.0 million.

LIGHT RAIL VEHICLES

Bombardier Transportation's family of light rail vehicles, which includes street-trams, city-trams and tram-trains, combines adaptability and low cost.

Deliveries and work in process

Bombardier Transportation delivered 18 street-trams to the city of Graz in Austria and 23 city-trams to the city of Rotterdam in the Netherlands. Work continued on orders for the cities of Cologne, Mannheim, Heidelberg and Ludwigshafen in Germany, as well as for the city of Caen in France.

In North America, Bombardier Transportation delivered 30 light rail vehicles to the Port Authority of New York and New Jersey. Work continued on the contract for the Minneapolis Hiawatha Corridor light rail system.

Orders

A major order was received during the year from the Istanbul Transportation Company for 55 low-floor trams, valued at $112.0 million.

LOCOMOTIVES AND FREIGHT

Locomotives are offered for use in intercity, regional and freight traffic. Bombardier Transportation offers electric and diesel-electric locomotives to suit the specific needs of railway operators.

Deliveries and work in process

Bombardier Transportation delivered 63 electric locomotives to Deutsche Bahn, 16 to private operators in Germany and 36 to Trenitalia in Italy.

Gunderson-Concarril of Mexico, a 50-50 joint venture between Bombardier Transportation and The Greenbrier Companies, delivered 558 freight cars to clients in Mexico and the U.S., compared to 1,097 freight cars in 2000-01.

Pursuant to an agreement with General Motor's Electro-Motive Division in the U.S., Bombardier Transportation assembled 240 diesel-electric freight locomotives in Mexico, compared to 170 the previous year.

Orders

Through a consortium with Patentes Talgo, Bombardier Transportation received an order from RENFE of Spain for 32 high-speed power heads, valued at $197.0 million. Trenitalia of Italy placed an order for 100 locomotives, valued at $280.0 million.

ROLLING STOCK MARKET AND PROSPECTS

Bombardier Transportation determines its annual market share as an average based on the total value of orders in the industry over the past three years. In the past, market size and market share were calculated based on the number of cars, but Bombardier Transportation has changed its method of calculation to account for the variety of prices for each type of car. Accordingly, Bombardier Transportation achieved a 38% market share in Europe, compared to 12% last year. In North America, it continues to hold a strong position with a 37% market share for passenger railcars as compared to 31% last year. Bombardier Transportation's metro market share in Asia, where it had a very small presence the previous year, currently stands at 24%.

The worldwide rail equipment and services market accessible to Bombardier Transportation represents approximately $32.0 billion per year with rolling stock accounting for 53% of this total. Europe constitutes by far the largest portion of this market with approximately 52%. Europe is also the largest passenger rolling stock market with 60% of the worldwide passenger rail market valued at $9.0 billion per year. The combination of renewal and modernization of the large installed fleet for passenger rail and locomotives and a moderate growth of both passenger and freight traffic continues to make this market a prime focus for Bombardier Transportation. In addition, the emphasis by the European Union Commission on the opening of cross-border passenger and freight traffic supports market growth, encouraging private and commercially oriented operators to further increase their market share while focusing on life-cycle costs and revenue creation.

The North American market, which is comprised of Canada, the United States and Mexico, represents 19% of the worldwide market and is the second most important market for Bombardier Transportation after Europe. Fuelled by airport and highway congestion, easier access to federal funds and urban sprawl, the market is expected to grow to more than 9,100 passenger railcars in terms of ordered cars over the next five years, including options on contracts already awarded. The value of the rail market in North America is approximately $4.6 billion per year.

Asia is a major market for rail equipment and services, representing 26% of the worldwide market. Its rapidly growing megacities will require investments in transportation infrastructures in order to improve quality of life and make these cities accessible to the increasing population. With its line of products and its presence in major Asian markets, such as China and India, Bombardier Transportation is well placed to meet these needs.

TRANSPORTATION SYSTEMS

Bombardier Transportation designs, markets and delivers complete transportation systems from high-capacity urban transit to intensive, short-distance commuter services, including automated transit systems (ATS), airport people movers systems (APM) and light rapid transit systems (LRT).

DELIVERIES AND WORK IN PROCESS

During the year, Bombardier Transportation completed the installation of all electrical and mechanical subsystems of an ATS for the JFK International Airport. Work is progressing on the Dallas/Fort Worth APM, the Las Vegas Monorail and on the Metro do Porto and Nottingham LRT systems.

ORDERS

A major order received during the year was from Aeropuertos Españoles y Navegación Aérea for a 19-car APM in Madrid, valued at $150.0 million.

MARKET AND PROSPECTS

Bombardier Transportation determines its annual market share as an average based on the total value of orders in the industry over the past five years, consistent with industry practice.

Fuelled by Asian market recovery, urbanization and population growth, as well as increased federal funding for U.S. commuter and high-speed systems and the commitment from many European countries to improve rail transportation, the transportation systems market is expected to double in value from $25.0 billion for the last five years to $50.0 billion over the next five years. In addition, customers requesting turnkey solutions from system integrators will contribute to this growth.

Asia-Pacific, especially with the developing market in China, is expected to be the most significant in terms of volume. The North American market is the most important in terms of number of projects, of which the large majority are for APM systems. In Europe, the strongest growth markets remain in Western Europe, mainly the U.K. and Italy. Bombardier Transportation's average market share for the last five years amounts to 23%. As a leading developer, designer-builder and operator of transportation system projects, Bombardier Transportation is well positioned to respond to the growing requirement for fully integrated transportation solutions, including extended operation and maintenance services.

PROPULSION AND CONTROLS

Bombardier Transportation offers propulsion systems, drives, train control and on-board train computer systems, as well as auxiliary inverters/power systems to both internal railcar manufacturing facilities and external train manufacturers.

DELIVERIES AND WORK IN PROCESS

Bombardier Transportation delivered total propulsion equipment to manufacturers whose cars are destined for New York, Washington D.C. and Atlanta in the U.S., and Madrid in Spain. Deliveries to internal railcar manufacturing divisions included a large series of propulsion equipment for EMUs, intercity trains, locomotives, metro and light rail vehicles for customers in Europe (U.K., Germany and Scandinavia) and China.

MARKET AND PROSPECTS

The propulsion and control systems market is dominated by the leading passenger railcar manufacturers. Growth is expected to follow the overall new-build rolling stock and refurbishment businesses. The trend towards smaller, more powerful equipment will continue, supported by further standardization and technology progress. High-performance train control equipment will merge with advanced on-board passenger information and safety systems.

Internal sales account for a significant portion of Bombardier Transportation's overall propulsion and control activities.

SERVICES

Bombardier Transportation provides a full range of maintenance services mainly targeted at Bombardier-built vehicles. These services include total train maintenance, spares management, car re-engineering/ heavy overhaul and component re-engineering/overhaul.

WORK IN PROCESS

Under a 12-year contract in the U.K., Bombardier Transportation continued to provide maintenance services for Virgin Trains' existing fleet and for the new Bombardier-built trains which are progressively replacing them. Several other maintenance contracts are ongoing with Angel Trains, Connex and other U.K. train operators.

In Australia, Bombardier Transportation is maintaining a fleet of 275 trams for National Express.

In Sweden, as part of a joint venture with Connex Tunnelbanan and Stockholm Lokaltrafik, Bombardier Transportation is also involved in a number of maintenance contracts, including one for the Stockholm underground.

In North America, under a 10-year contract signed in 1998 as part of a joint venture with Alstom, Bombardier Transportation continues to provide maintenance services for Amtrak's Acela high-speed trainsets. Maintenance services were also provided on Go Transit's commuter train fleet in Ontario, Canada and on commuter trains for the city of Los Angeles in the U.S.

ORDERS

During the year, Bombardier Transportation was awarded a $58.0 million contract by the Hungarian State Railways (MÁV) for the refurbishment of 136 suburban passenger railway coaches. It also received an order to overhaul and modernize 60 three-car trainsets for NS Reizigers in the Netherlands, valued at $132.0 million.

MARKET AND PROSPECTS

Growth in maintenance services outside North America will be fuelled by the increasing number of operators adapting to competitive pressures by outsourcing service and maintenance to the private industry. As a result, the accessible services market outside North America is expected to grow at an annual rate of 10%, thus reaching $15.0 billion over the next five years. In 2001, Bombardier Transportation achieved an 11% share of this market against a 2% share in 2000. The maintenance services market in North America consists primarily of the servicing of locomotives with a few manufacturers playing a key role. In this market, Bombardier Transportation is mainly involved in the servicing of Bombardier-built passenger rail vehicles.

SIGNALLING

Bombardier Transportation's product portfolio includes integrated operation-control systems, electronic and relay-interlocking, automatic train protection (ATP) and automatic train operation (ATO) radio-based signalling systems and wayside equipment.

DELIVERIES AND WORK IN PROCESS

Work continued on the European Rail Traffic Management System (ERTMS) projects for Switzerland and for the Netherlands. In the U.K. market, Bombardier Transportation is installing a new signalling system for the Horsham area, which will be the first application of Bombardier's EBILOCK interlocking technology. In Spain, Bombardier Transportation is the ATP supplier for the Valencia to Barcelona Mediterranean Corridor project.

ORDERS

Bombardier Transportation obtained a contract from the Taiwan Railway Administration for a complete ATP system, valued at $125.0 million.

MARKET AND PROSPECTS

The worldwide signalling market is expected to increase from $5.5 billion per year to $8.0 billion per year over the next five years, for an estimated annual growth of 7% to 8%. Bombardier Transportation's market share currently stands at 7%.

With the emerging new European signalling standard, which increases safety and capacity on rail networks, Bombardier Transportation is well positioned to access the ERTMS market, expected to amount to $1.75 billion over the next five years. Bombardier Transportation is already a leader in the development of ERTMS technologies, with pilot projects running in several European countries such as Switzerland, Spain and the Netherlands, which will be among the first to adopt the new standard.

LABOUR AND WORKFORCE

During 2001-02, no collective agreements were due for renewal in North America. Negotiations are currently underway on a collective agreement for maintenance employees in Toronto, Canada. In 2002-03, two collective agreements will be negotiated for clerical and production employees in Thunder Bay, Canada. Throughout Europe, 25 collective agreements will be negotiated covering more than 16,000 employees.

† Registered trademark of Amtrak, used under licence.

RECREATIONAL PRODUCTS

BOMBARDIER RECREATIONAL PRODUCTS DESIGNS, DEVELOPS, BUILDS, DISTRIBUTES AND MARKETS SNOWMOBILES, WATERCRAFT, SPORT BOATS, ALL-TERRAIN VEHICLES (ATVs), SNOWGROOMING EQUIPMENT AND MULTI-PURPOSE TRACKED VEHICLES. IT ALSO MANUFACTURES ROTAX ENGINES THAT POWER BOMBARDIER AND OTHER MANUFACTURERS' PRODUCTS AS WELL AS THE EVINRUDE AND JOHNSON OUTBOARD ENGINES. DETAILED INFORMATION ON THE PRODUCTS AND SERVICES OFFERED BY BOMBARDIER RECREATIONAL PRODUCTS IS PROVIDED ON PAGES 20 AND 21.

For the year ended January 31, 2002, the revenues of Bombardier Recreational Products before intersegment eliminations amounted to $2.0 billion, compared with $1.7 billion for the year ended January 31, 2001. This 20% increase is mainly attributable to the inclusion of outboard engine activities since March 2001 and higher sales of snowmobile and watercraft products.

EBIT amounted to $175.0 million or 8.7% of revenues for 2001-02 compared to $102.1 million or 6.1% of revenues for the year ended January 31, 2001. These increases are mainly attributable to higher sales of snowmobiles and watercraft products, operational efficiency improvements and the inclusion of outboard engine results.

Despite a lower interest rate environment in 2001-02, growth in net assets, mainly driven by the relaunch of outboard engine activities, resulted in interest expenses increasing from $16.1 million in 2000-01 to $24.7 million in 2001-02.

EBT reached $150.3 million or 7.4% of revenues in 2001-02 compared to $86.0 million or 5.1% of revenues for the previous year.

During the year, Bombardier Recreational Products incurred $97.2 million in industrial design and product development. This compares with $75.6 million in 2000-01. Major projects included the ongoing development of a new generation of Rotax engines with environmentally cleaner technologies, the development of an off-power assisted steering system for personal watercraft and continued investment to expand the ATV product offering. A design and innovation centre has been established to monitor new markets and trends and to foster development of new product concepts and prototypes.

REVENUES
Years ended January 31
(millions of Canadian dollars)



2,000
1,500
1,000
500
0
1,687.1
2,017.5
2001
2002

SNOWMOBILES

In the snowmobile industry, Bombardier Recreational Products is engaged in the development, design and manufacture of the Ski-Doo product line and the Lynx product line, which is specifically designed for the European market.

MARKET AND PROSPECTS

The snowmobile market is driven largely by climatic and economic conditions. It is expected that snowmobile industry retail sales in Canada and the U.S. will total an estimated 180,000 units for the selling season ending March 31, 2002, compared with 187,600 units for the season ended March 31, 2001. During this period, Ski-Doo snowmobiles should obtain an estimated market share of 30% in Canada and the U.S., up from an actual of 29% the previous season. Following a mild winter in some markets this year, market size should remain at about the same level for next year.

In Europe, an estimated 21,000 snowmobiles are expected to be sold during the selling season ending March 31, 2002, compared with 20,000 units during the previous season. Bombardier Recreational Products should maintain its leadership position, obtaining an estimated 47% of the European market with its Ski-Doo and Lynx snowmobiles, compared with 46% in 2000-01.

PRODUCT DEVELOPMENT

Two new models, the MX Z Renegade in the cross-country segment and the Legend in the grand sport segment were launched and favourably received. Ski-Doo snowmobiles should establish a stronger position in the industry with the introduction of five new engines with cleaner technologies, in addition to the MX Z REV model.

WATERCRAFT

The activities of Bombardier Recreational Products in the watercraft industry encompass the development, design and manufacture of Sea-Doo watercraft.

MARKET AND PROSPECTS

During the year, North American watercraft sales totalled 85,500 units for the selling season ended September 30, 2001, a 12% decline from the 97,000 units sold during the previous year. The general economic slowdown in the U.S. impacted overall marine industry sales, although watercraft products were affected to a lesser extent. During this period, Bombardier Recreational Products increased its share of the North American watercraft market, with 43% compared to 40% last year. In the international market, retail sales are estimated at 23,000 units in 2001, compared to the 22,000 units sold in 2000.

While worldwide industry sales decreased by 8%, Bombardier Recreational Products was able to increase its worldwide market share from 42% to 45%.

Providing economic conditions do not deteriorate, the watercraft industry is expected to be stable for the 2002 season. In addition, the introduction of four-stroke technologies should stimulate market demand. Based on its important market share, the Sea-Doo watercraft is well positioned to benefit from the introduction of new products.

PRODUCT DEVELOPMENT

The most important watercraft product introduced by Bombardier Recreational Products in 2001 was the 155-horsepower GTX 4-TEC, its first four-stroke watercraft, which is more fuel efficient and exceeds American federal environmental emissions standards. Bombardier Recreational Products also introduced the Sea-Doo O.P.A.S. (off-power assisted steering) system, which provides added manoeuvrability by assisting the steering of the watercraft in both off-power and off-throttle situations.

ALL-TERRAIN VEHICLES

Bombardier Recreational Products is active in the ATV industry, offering an expanding line of Bombardier all-terrain vehicles.

MARKET AND PROSPECTS

During 2001, the North American ATV market grew by 12% with estimated retail sales of 812,000 units, compared to 724,000 units in 2000. International industry sales also grew, with sales going from 48,000 units to 55,000 units, representing a 15% growth. Bombardier Recreational Products entered its third year of manufacturing ATVs with 25,000 vehicles produced during 2001-02, compared to 19,000 vehicles the previous year.

The North American ATV industry is still expected to grow in 2002. Bombardier Recreational Products anticipates that it will continue to expand its market share through the introduction of new and differentiated products and increased brand awareness among ATV owners.

PRODUCT DEVELOPMENT

Consistent with its intention to cover all segments, Bombardier Recreational Products introduced six new ATVs in 2001-02. In the sport utility segment, it introduced the Quest 650 and 500, continuous variable transmission-based ATVs targeted at recreational users; in the grand sport segment, the DS Baja, a performance-enhanced model of the DS 650; and in the youth segment, the DS50 cc two-stroke, the DS90 cc two-stroke and the DS90 cc four-stroke.

ENGINES

Rotax engines are designed and built at Bombardier Recreational Products' Austrian facilities. These engines are used in Ski-Doo and Lynx snowmobiles, in Sea-Doo watercraft and some Sea-Doo sport boats, in Bombardier ATVs and in other manufacturers' motorcycles, scooters, karts and small and ultralight aircraft.

MARKET AND PROSPECTS

In 2001-02, deliveries of Rotax engines totalled 231,000 units compared to 254,500 the previous year. Deliveries for the year included 137,000 engines for Bombardier-manufactured products and 94,000 engines for other manufacturers' products, compared to 137,000 units and 117,500 units respectively for the previous year. Reduction in deliveries was mainly attributable to the softening of the scooter engine market.

Growth in the Rotax engine market is expected to be driven primarily by Bombardier Recreational Products' expanding presence in the ATV market. The growth should also be spurred by several contracts with third parties for which engines are currently in development. The innovative four-stroke engine family offers various additional opportunities for future applications.

PRODUCT DEVELOPMENT

In line with its objective to offer environmentally-friendly products, and to meet changing emission-reduction regulations set by regulatory bodies, Bombardier Recreational Products actively pursues development activities for its new generation of four-stroke and direct-injection two-stroke engines.

During 2001-02, Bombardier Recreational Products finalized the development of five new engines for ATVs and Sea-Doo watercraft, which are now in production.

OUTBOARD ENGINES

On March 9, 2001, the Corporation acquired for $87.1 million most of the net assets of the engine manufacturing operations of Outboard Marine Corporation (OMC). This occurred following OMC's and certain of its subsidiaries' filing of a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code on December 22, 2000. OMC was a leading manufacturer of engines built to service the boat industry, and the acquired assets include the outboard marine engine brands of Johnson and Evinrude as well as the Ficht fuel-injection technology.

The acquisition of OMC's outboard engine assets provides Bombardier Recreational Products with the opportunity to enter an important new segment of the motorized recreation industry on the foundation of the Johnson and Evinrude brands, proven fuel-injection technology and a strong core of former OMC personnel. Bombardier Recreational Products has consolidated the manufacturing operations, and has focused short-term product development efforts on quality improvements. The relaunch of the Johnson and Evinrude brands is well underway and the first Bombardier-built engine was shipped on October 16, 2001 from a new manufacturing and assembly facility located in Sturtevant, Wisconsin.

MARKET AND PROSPECTS

In the 2001 season, the worldwide market for outboard engines was estimated at 735,000 units, a 9% decrease from the 2000 season. Despite the fact that Bombardier Recreational Products started production in the fall of 2001, it was able to capture a 13% share of 338,000 total units in the North American market and an 8% share of 397,000 total units in the international market.

For 2002, the outboard engine market is expected to remain at the same level as last year. Bombardier Recreational Products is ramping up production and expects to significantly grow its market share over the next few years.

PRODUCT DEVELOPMENT

Bombardier Recreational Products is focusing its development efforts on expanding its product line to cover all horsepower ranges of the outboard market, and on the continued expansion of clean technologies.

SPORT BOATS

Bombardier Recreational Products offers a line of nine Sea-Doo sport boats with two types of propulsion. The 4.3-metre models are powered by Rotax engines, while the 4.9-metre and longer boats are equipped with jet-drive engines supplied by an outside manufacturer.

The Fish Hawk line, which is powered by Johnson and Evinrude engines and includes eight models of fishing boats ranging from 5.2 to 7.0 metres, was introduced at the end of the 2001 season. The Utopia, a 5.5-metre jet-propelled sport boat, was also launched in the 2001 season.

UTILITY VEHICLES

Bombardier Recreational Products also designs, manufactures and services specialized tracked vehicles used mainly for grooming alpine ski hills, snowmobile and cross-country ski trails. In 2001-02, Bombardier Recreational Products exited the European utility vehicles market to better focus on the North American market, where it continues to maintain its leadership position.

BOMBARDIER CAPITAL

BOMBARDIER CAPITAL OFFERS SECURED FINANCING AND LEASING SOLUTIONS TO MANUFACTURERS, RETAILERS AND OTHER COMMERCIAL BUSINESSES, PRIMARILY IN NORTH AMERICAN MARKETS. BOMBARDIER CAPITAL TARGETS INDUSTRY SECTORS AND ASSET CLASSES RELATED TO ITS SPECIALIZED CORE COMPETENCIES, AND THOSE OF BOMBARDIER'S MANUFACTURING SEGMENTS.

In 2001-02, Management continued to realign Bombardier Capital's (BC) activities to concentrate on areas where it has demonstrated know-how and experience. In addition, as described below, BC exited the retail sector of its businesses, leaving its remaining core activities more closely aligned with the product and service expertise of Bombardier's manufacturing segments. These core activities are managed in three separate businesses: asset services, inventory finance and railcar leasing. Notes 4 and 5 to the Consolidated Financial Statements present BC's continued activities in three portfolio categories: commercial, comprised of loans, finance leases and third-party receivables; floorplan receivables for dealers of consumer durable goods; and assets under operating leases.

On September 26, 2001, the Corporation announced its decision to withdraw completely from the manufactured housing and consumer finance sectors because of their disappointing results. Accordingly, BC discontinued new loan origination activities in these businesses on November 26, 2001, with the exception of certain consumer finance activities related to the sales of Bombardier recreational products, which will cease when another source of third-party financing for those products is identified. BC will continue to service existing accounts as part of a plan to liquidate these portfolios over the next several years. This decision resulted in a special charge of $662.5 million ($405.1 million after tax), which was provided for in the third quarter ended October 31, 2001. This special charge related primarily to additional provisions for credit losses, the write-down of assets, credit support costs and severance.

REVENUES
Years ended January 31
(millions of Canadian dollars)



1,000
750
500
250
0
966.8
2002

During the previous year ended January 31, 2001, involuntary proceedings were filed against the principal recourse lessor providing credit support for the small ticket finance portfolio. As a result of this development, as well as defaults from other recourse lessors and the deterioration of the credit quality of this portfolio, a special charge of $79.5 million ($47.7 million after tax) was provided for, related to additional provisions for credit losses.

The following analysis refers to revenue-generating assets, which are defined as finance receivables and operating lease portfolios, on which BC earns interest revenues and lease income. Operating lease portfolios include on-balance sheet assets under operating leases and railcar assets under sale and leaseback. In addition to revenue-generating assets, assets under management include securitized loans and lease receivables sold to third parties on which BC earns servicing fees. Publicly securitized manufactured housing loans are excluded from assets under management following the Corporation's decision to completely withdraw from this business.

Finance receivables and assets under operating leases before allowance for credit losses amounted to $8.5 billion as at January 31, 2002, a 6% decrease from the $9.0 billion as at January 31, 2001. This decrease was due to the exit from the manufactured housing and consumer finance businesses as well as the continued liquidation of winding-down portfolios, partially offset by growth in asset services related to increased factoring of receivables from third parties and by the weakening of the Canadian dollar compared to the U.S. dollar.

Assets under management before allowance for credit losses amounted to $11.9 billion as at January 31, 2002, compared with $13.4 billion as at January 31, 2001. This 12% decrease was also mainly due to the Corporation's decision to withdraw from the manufactured housing and consumer finance businesses and the continued liquidation of the winding-down portfolios. This decrease was partially offset by growth in the asset services portfolio due to increases in third-party receivables factoring, as well as by the weakening of the Canadian dollar.

Average revenue-generating assets amounted to $9.8 billion for the year ended January 31, 2002, compared with $7.9 billion for the year ended January 31, 2001.

In 2001-02, BC's revenues before intersegment eliminations amounted to $966.8 million, or 9.9% of average revenue-generating assets, as compared to $935.9 million, or 11.8% of average revenue-generating assets for 2000-01. The increase in revenues was mainly attributable to the growth in average revenue-generating assets and exchange rate variations, partially offset by lower interest rates.

EBT before corporate interest allocation and special items amounted to $41.4 million, or 4.3% of revenues, for 2001-02, a significant increase over the $23.0 million, or 2.5% of revenues, in 2000-01. This increase was primarily driven by growth in asset services activities as previously described, partially offset by lower inventory finance and railcar leasing activities due to the impact of the general economic slowdown in the U.S.

Effective February 2001, the Corporation ceased to allocate corporate interest charges to BC. As a result, EBT before special items as at January 31, 2002 was $41.4 million compared to a loss of $15.4 million the previous year, after a corporate interest allocation of $38.4 million.

ASSET SERVICES

In line with BC's strategic mandate to create closer alignment with Bombardier's manufacturing operations, the asset services business puts strong emphasis on leveraging synergies with Bombardier's transportation and aerospace segments. The asset services portfolio growth in 2001-02 reflected this commitment.

BC's asset services activities provide asset-based financing in the form of loans and receivables mostly related to third-party financing of business aircraft and related products, third-party interim financing of commercial aircraft, leases for new and pre-owned business and commercial aircraft, as well as factoring of receivables from third parties for the Corporation's manufacturing segments. This portfolio accounted for $5.9 billion or 69% of BC's finance receivables and assets under operating leases at year-end, compared with $4.6 billion, or 51% the previous year. The impact of foreign currency fluctuations accounted for $343.2 million of the increase in 2001-02. At year-end, this portfolio represented 49% of assets under management as compared to 34% the previous year.

Of the total asset services portfolio of $5.9 billion, the business aircraft portfolio amounted to $2.2 billion ($1.4 billion US) as at January 31, 2002, representing 26% of BC's finance receivables and assets under operating leases with a loan-to-value ratio of approximately 84%. This compares to $1.9 billion ($1.3 billion US) or 21% of finance receivables and assets under operating leases and an 80% loan-to-value ratio as at January 31, 2001. The commercial aircraft portfolio amounted to $1.0 billion, representing 12% of finance receivables and assets under operating leases against $966.0 million or 11% the previous year. This portfolio included $395.9 million ($248.6 million US) of interim financing of commercial aircraft and $630.2 million ($395.8 million US) principally comprised of long-term leasing of used aircraft compared to $372.0 million ($248.0 million US) and $594.0 million ($396.0 million US) respectively the previous year. In addition, asset services finances third-party receivables for Bombardier manufacturing segments. This portfolio amounted to $2.5 billion as at January 31, 2002, representing 29% of BC's finance receivables and assets under operating leases, compared to $1.7 billion or 19% the previous year with the growth mainly attributable to the transportation segment.

INVENTORY FINANCE

BC's inventory finance activities provide floorplan financing on a secured basis to retailers purchasing inventory products in the U.S. and Canada. Primary markets are marine products, Bombardier-manufactured recreational products, manufactured housing and motorized recreational vehicles.

As at January 31, 2002, on-balance sheet inventory finance portfolios represented $1.0 billion, or 11% of BC's finance receivables and assets under operating leases, compared to $1.0 billion, or 11% the previous year. Including $1.9 billion of securitized portfolios, the inventory finance activities totalled $2.9 billion or 24% of assets under management, compared to $2.9 billion or 22% the previous year. Bombardier's recreational products represent 28% of the inventory finance portfolio in assets under management in 2001-02 compared to 23% in the previous year.

After taking into consideration increases due to foreign .currency fluctuations of $166.1 million, the inventory finance portfolio decreased in 2001-02 due to the impact of the general economic slowdown in the U.S.

RAILCAR LEASING

BC's railcar leasing activities provide third-party railroad freight car leasing as well as full service maintenance and/or management services to owners and users of railroad freight cars in North American markets. In the railcar leasing arrangement, BC purchases freight railcars, typically from a third-party manufacturer, and subsequently enters into a sale and leaseback with a financial institution. The financial institution assumes ownership of the asset with BC as the lessee. BC then sub-leases the asset to the actual user of the equipment. The sublease is typically for three to seven years.

As at January 31, 2002, on-balance sheet railcar leasing activities represented $65.8 million, or 1% of BC's finance receivables and assets under operating leases, compared to $173.7 million, or 2% the previous year. As at January 31, 2002, railcar leasing activities accounted for $1.1 billion or 10% of assets under management, including a $65.7 million increase due to foreign currency fluctuations in 2001-02, compared with $1.1 billion or 8% as at January 31, 2001.

The railcar leasing portfolio growth slowed in 2001-02 due to the general economic slowdown in the U.S. and a focus on maintaining current acceptable utilization rates in light of softening demand. A total of 525 cars were added to the fleet, which now stands at 15,669 units. The average utilization rates were 89% compared to 93% the previous year. With an established market presence and a fleet of new high-capacity railcars, this business should benefit from economic recovery in North America.

DISCONTINUED PORTFOLIOS

Due to the withdrawal from the manufactured housing and consumer finance businesses, related on-balance sheet portfolios decreased from $2.3 billion or 26% of finance receivables and assets under operating leases in 2000-01 to $1.1 billion or 13% in 2001-02. These portfolios amounted to $1.4 billion or 12% of assets under management, including a $79.2 million increase due to foreign currency fluctuations, as compared to $3.7 billion or 28% the previous year. Management expects the manufactured housing portfolios to achieve substantial wind-down within several years, and the consumer finance portfolios to achieve wind-down in three to four years.

BC also continues to wind down its technology management and finance, mid-market commercial equipment finance, and small ticket finance portfolios. The wind-down of these portfolios is expected to be substantially completed within two to three years. As at January 31, 2002, these on-balance sheet portfolios represented $533.0 million, or 6% of BC's finance receivables and assets under operating leases compared to $878.2 million, or 10% the previous year. These portfolios amounted to $622.8 million or 5% of assets under management, as compared to $1.1 billion or 8% the previous year.

FUNDING HIGHLIGHTS

Funding highlights for BC are detailed in Liquidity and Capital Resources on page 57.

RISK MANAGEMENT

Effective risk management is essential for BC to achieve its strategic goal of return commensurate with risks in the businesses. Risks that could affect the performance of BC are regularly identified, measured and monitored. These risks include credit, interest rate and operational and residual value risks.

BC controls the credit risk of its portfolios by setting limits on the total amount outstanding, obtaining collateral, monitoring the size, maturity and structure of the portfolios and by applying appropriate credit standards.

ASSETS UNDER MANAGEMENT
As at January 31, 2002
(millions of Canadian dollars)

ASSET SERVICES		
Business Aircraft	19%	2,223.2
Commercial Aircraft	8%	1,026.1
Receivable Factoring	21%	2,481.7
Other	1%	124.8
	49%	5,855.8
INVENTORY FINANCE	24%	2,864.4
RAILCAR LEASING	10%	1,133.6
DISCONTINUED PORTFOLIOS	17%	2,011.3
	100%	11,865.1
Allowance for Credit Losses		(273.3)
Total		11,591.8

ASSETS UNDER MANAGEMENT
As at January 31, 2001
(millions of Canadian dollars)

ASSET SERVICES		
Business Aircraft	15%	1,944.0
Commercial Aircraft	7%	968.0
Receivable Factoring	12%	1,670.5
Other	1%	112.3
	35%	4,694.8
INVENTORY FINANCE	22%	2,941.5
RAILCAR LEASING	8%	1,091.5
DISCONTINUED PORTFOLIOS	35%	4,730.5
	100%	13,458.3
Allowance for Credit Losses		(133.0)
Total		13,325.3

REVENUES
Year ended January 31, 2002
(millions of Canadian dollars)

ASSET SERVICES		
Business Aircraft	22%	216.6
Commercial Aircraft	16%	158.5
Receivable Factoring	9%	85.9
Other	2%	18.1
	49%	479.1
INVENTORY FINANCE	8%	73.7
RAILCAR LEASING	14%	137.5
DISCONTINUED PORTFOLIOS	29%	276.5
Total	100%	966.8

REVENUES
Year ended January 31, 2001
(millions of Canadian dollars)

ASSET SERVICES		
Business Aircraft	24%	225.3
Commercial Aircraft	6%	55.7
Receivable Factoring	7%	65.7
Other	5%	47.4
	42%	394.1
INVENTORY FINANCE	7%	62.2
RAILCAR LEASING	13%	123.9
DISCONTINUED PORTFOLIOS	38%	355.7
Total	100%	935.9

BC strives to minimize its overall debt costs while ensuring that interest margins are protected from adverse interest rate movements. To achieve this objective, BC seeks to maintain a portfolio that is matched funded by matching the interest rate characteristics of its assets and liabilities.

BC uses derivatives as part of its asset/liability management program to reduce its overall financial risk. These derivatives, primarily interest-rate swap agreements, are used to alter the interest rate sensitivity of the underlying assets or liabilities to achieve matched funding. BC's activities in the derivatives market are entirely related to accomplishing the risk management objectives arising from normal business operations. BC is not an interest rate swap dealer, nor is it a trader in derivative securities, and has not used speculative derivative products for the purposes of generating earnings from changes in market conditions.

Operational risk arises from inefficient operations. Internal controls, information systems and operating processes and policies are regularly reviewed to mitigate exposure to these risks.

Residual value risk stems from the potential variance between the estimated residual value at lease inception and the actual value of the assets upon termination of the lease. BC regularly assesses its exposure to residual values and has put in place systems and procedures to monitor and mitigate this risk.

BC sets the provision for credit losses as well as the level of capital required for each portfolio according to a Risk-Adjusted Return on Capital methodology (RAROC). RAROC establishes the level of required provisioning based on default likelihood and the expected severity of losses incurred in the event of a default for each portfolio. In addition, the RAROC methodology sets the amount of capital required to cover unanticipated defaults. Based on this methodology, BC considers that financing its assets under management with a 9 to 1 on- and off-balance sheet debt to equity (including subordinated debt from Bombardier) ratio is adequate.

REAL ESTATE SERVICES

Through Bombardier's real estate services, BC derives revenues from the development of Bombardier real estate assets earmarked for new uses, and from activities aimed at meeting the real estate needs of other Bombardier businesses.

Other revenues are generated from the sale of land to real estate developers, which involves the establishment of an urban residential community with integrated commercial and service infrastructures on land adjacent to the Bombardier Aerospace facilities in Montréal, Québec.

LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL POSITION

BOMBARDIER

Total consolidated assets for the manufacturing segments amounted to $19.9 billion as at January 31, 2002 compared to $12.4 billion as at January 31, 2001, for an increase of 60%. The increase results mainly from the consolidation of the Adtranz accounts and the related goodwill. In addition, higher inventories in the aerospace segment caused by the reduction in production rates and investments in new programs, namely the Bombardier CRJ900 and the Bombardier Continental, investments in property, plant and equipment, and the launch of the outboard engine activities following the acquisition of the assets of OMC, contributed to this increase. Total assets, excluding cash and cash equivalents, goodwill and investment in and advances to BC represented 73% of revenues compared to 62% for the previous year. This increase is due to higher aerospace inventory and the consolidation of the Adtranz revenues for eight months only.

Short-term borrowings less cash and cash equivalents amounted to $878.9 million as at January 31, 2002, compared to cash and cash equivalents liquidities of $1.4 billion at the end of the previous year. This $2.2 billion reduction in cash and cash equivalents is mainly attributable to increases in inventory of $2.5 billion, payments for the acquisitions of outboard engine assets and Adtranz and investments in property, plant and equipment, partially offset by the issuance of $1.2 billion of long-term debt.

Inventories are presented net of the related advances and progress billings on contracts and programs. However, advances and progress billings in excess of related costs determined on a contract-by-contract basis are reported as liabilities.

Total inventories as at January 31, 2002 were $9.0 billion, compared to $6.4 billion the previous year for an increase of $2.5 billion. This increase is mainly attributable to higher inventory levels caused by the reduction in production rates in the aerospace segment resulting from the impact of the general economic slowdown in the U.S. as well as the September 11 events. Inventories are expected to return to normal levels as the supply chain adjusts to the new production rates. In addition, investments in new programs, namely the Bombardier CRJ900 and the Bombardier Continental, the launch of the activities of outboard engines and the acquisition of Adtranz have contributed to this increase. Inventories in the aerospace segment, before deducting advances and progress billings, represented 69% of total inventory as at January 31, 2002, as compared to 75% at the end of the previous year, while inventories in the transportation segment represented 27%.

INVENTORY TURNOVER
(REVENUES TO YEAR-END INVENTORY)
Years ended January 31



2.40
1.80
1.20
0.60
0
2.18
2.41
2.43
2.38
2.35
2002

Management periodically reviews the assumptions used for aerospace programs. The recovery of the carrying value of aerospace program assets remains subject to measurement uncertainties. Note 6 to the Consolidated Financial Statements discloses the total amount of non-recurring and excess over-average production costs, for which recovery depends on future firm customer orders for programs in commercial production, and non-recurring costs for those not yet in commercial production. In total, these costs represent 24% of aerospace segment revenues as at January 31, 2002 compared to 22% as at January 31, 2001. This increase is mainly attributable to the higher non-recurring costs on programs not yet under commercial production. While the percentage of revenues remained relatively stable, the value of non-recurring and excess over-average production costs for which recovery depends on future firm customer orders for programs in commercial production grew from $2.1 billion in 2000-01 to $2.5 billion in 2001-02. This increase resulted from lower firm orders in business aircraft as well as from the impact of aircraft programs still in their early stage of delivery.

Total advances and progress billings increased from $6.4 billion in 2000-01 to $7.6 billion in 2001-02 due to the inclusion of $2.7 billion of advances from the acquisition of Adtranz, partially offset by $761.3 million relating to the progress made on existing contracts in the transportation segment. In addition, advances decreased by $743.1 million in the aerospace segment mainly due to lower business aircraft orders on hand. An amount of $4.6 billion of advances and progress billings is deducted against inventory as at January 31, 2002, compared to $4.0 billion at the end of the previous year. Advances and progress billings in excess of related costs, shown as liabilities, have increased to $3.0 billion at the end of 2001-02, from $2.4 billion at the end of the previous year.

As at January 31, 2002, goodwill relating to the acquisition of Adtranz was $2.7 billion.

Other assets as at January 31, 2002 were $1.5 billion, compared to $421.6 million as at January 31, 2001. This increase is mainly attributable to intangible assets, deferred income taxes and accrued benefit assets related to the Adtranz acquisition.

Bombardier intends to maintain BC's on- and off-balance sheet debt-to-equity (including subordinated debt) ratio at approximately 9 to 1. As a result of the net loss incurred during the year due to special items, Bombardier increased its equity and subordinated debt investments in BC by $347.5 million during 2001-02, compared to $331.8 million the previous year. Short-term advances to BC were $20.0 million as at January 31, 2002, compared to $205.5 million as at January 31, 2001.

Accounts payable and accrued liabilities increased by $3.5 billion for 2001-02, mainly resulting from the acquisition of Adtranz. Other liabilities increased by $431.1 million for 2001-02, mainly due to an additional $544.1 million in accrued benefit liability largely attributable to the acquisition of Adtranz, partially offset by lower income taxes payable of $62.0 million and lower deferred income taxes of $76.4 million.

During 2001-02, the total outstanding amount of long-term debt increased to $2.1 billion from $879.4 million as at January 31, 2001. Bombardier's debt-to-capital ratio, including cash and cash equivalents, was 42% as at January 31, 2002. Bombardier expects its debt-to-capital ratio to be approximately 30% by the end of 2002-03 following the return of aerospace inventory to normal levels.

On March 8, 2002, the Corporation issued 9,400,000 Series 4 Preferred Shares (6.25% dividend rate) for a net consideration of $227.6 million. After giving effect to this issue, Bombardier's debt-to-capital ratio would have been 39% as at January 31, 2002.

Deferred translation adjustments included in shareholders' equity was a credit amount of $108.5 million as at January 31, 2002, as compared to a debit of $17.6 million at the end of the previous year. This variation results from the weakening of the Canadian dollar against the euro and the U.S. dollar in 2001-02.

BC

The portfolios of finance receivables and assets under operating leases before allowance for credit losses, which represent BC's most important assets, amounted to $8.5 billion as at January 31, 2002, compared with $9.0 billion as at January 31, 2001 for a decrease of 6% mainly due to the exit from the manufactured housing and consumer finance businesses, partially offset by growth in core activities. Including securitized loans and serviced lease receivables sold to third parties and the fleet of freight cars under sale and leaseback, assets under management amounted to $11.9 billion and $13.4 billion as at January 31, 2002 and 2001 respectively, for a year-to-year decrease of 12%, also due to the exit from the manufactured housing and consumer finance businesses, partially offset by growth in core activities. Notes 4 and 5 to the Consolidated Financial Statements provide the details of the components of the finance receivables and assets under operating leases.

BC's financial leverage is determined as the ratio of on- and off-balance sheet debt to shareholders' equity and subordinated debt from Bombardier. This ratio as at January 31, 2002 and as at January 31, 2001 was 7.8 to 1 and 8.7 to 1 respectively. As previously indicated, Bombardier targets a ratio of 9 to 1 for this segment. Notes 10 and 12 to the Consolidated Financial Statements provide details of the short-term borrowings and long-term debt of BC.

OTHER SIGNIFICANT CASH FLOW INFORMATION

BOMBARDIER INC.

Based on the current rate of dividends for Class A (Multiple Voting) and Class B (Subordinate Voting) common shares and the rate set in the articles of Amalgamation of the Corporation for Series 2 Preferred Shares, as well as the number of outstanding shares as at January 31, 2002, dividend payments would be $264.8 million in 2002-03. Giving effect to the Series 4 Preferred Shares issued on March 8, 2002, dividend payments would be $279.5 million in 2002-03.

BOMBARDIER

Cash flows from operations before changes in non-cash balances related to operations amounted to $1.8 billion for 2001-02, compared to $1.5 billion the previous year, a year-to-year increase of 18%, mostly as a result of the increase in income before special items. Cash flows used for non-cash balances related to operations for 2001-02 amounted to $2.7 billion, compared to $629.4 million the previous year. These cash flow requirements are mainly related to investments in working capital of Adtranz for $716.9 million in addition to higher inventory levels due to changes in production rates in the aerospace segment and lower business aircraft advances. Note 22 to the Consolidated Financial Statements provides the details of the net changes in non-cash balances related to operations. Cash flows used in operating activities amounted to $882.4 million for the year ended January 31, 2002, compared to cash flows generated from operating activities of $913.0 million for the preceding year. Cash flows used for payment of income taxes amounted to $79.8 million for 2001-02, compared to $76.0 million for the previous year.

Capital expenditures related to property, plant and equipment were $789.8 million in 2001-02 compared to $395.4 million in 2000-01. In the aerospace segment, additions to property, plant and equipment were $311.6 million in 2001-02, compared to $307.2 million the previous year. The largest investments made were for the construction of a new manufacturing facility for the production of the Bombardier CRJ700 and the Bombardier CRJ900, for the expansion of production capacity for the CRJ100/200 and for the construction of a new terminal at Belfast City Airport. The recreational products segment made additions to property, plant and equipment of $172.7 million in 2001-02, compared to $32.0 million the previous year, mostly related to new manufacturing facilities and related tooling for the Johnson and Evinrude engines. Finally, in the transportation segment, additions to property, plant and equipment amounted to $305.5 million in 2001-02, compared to $56.2 million the previous year, related to the construction of a service centre in the United Kingdom for the Virgin Trains contract and to purchase equipment to support other new contracts. Note 27 to the Consolidated Financial Statements provides the distribution of property, plant and equipment by geographic location.

During the year ended January 31, 2002, Bombardier invested $979.8 million for the acquisition of most of the net assets of OMC and the shares of Adtranz, the details of which are described in note 2 to the Consolidated Financial Statements. No business acquisitions were made in 2000-01.

Cash flows from financing activities reached $1.9 billion in 2001-02, compared with cash flows used in financing activities of $589.6 million in 2000-01. This change results from increases in short-term borrowings of $986.5 million and in long-term debt of $1.2 billion. The $986.5 million increase in short-term borrowings was provided mainly from the issuance of floating-rate notes, maturing on August 1, 2002.

The increase in long-term debt was achieved mainly through the issuance of notes on the European markets amounting to $697.5 million (€500.0 million) and $388.8 million (£175.0 million) maturing in February 2008 and February 2006 respectively. The euro portion of the debt liability has been designated as a hedge of the Corporation's exposure to foreign currency fluctuations arising from its investments in European operating entities.

During 2001-02, dividend payments of $264.5 million were made, compared to $202.8 million the previous year. A total of 15.9 million Class A (Multiple Voting) and Class B (Subordinate Voting) common shares were repurchased for an amount of $303.8 million during 2000-01. The repayment of long-term debt amounted to $48.4 million in 2001-02 compared to $139.0 million in the previous year. Issuance of shares to employees in relation to the share option plans for cash totalled $26.2 million (4.7 million shares) in 2001-02, compared to $17.6 million (4.3 million shares) the previous year.

As a result of the above items, Bombardier's short-term borrowings less cash and cash equivalents amounted to $878.9 million as at January 31, 2002, compared to cash and cash equivalents of $1.4 billion at the end of the previous year.

BC

Cash flows from operating activities amounted to $193.8 million for the year ended January 31, 2002, compared to cash flows used by operating activities of $13.1 million for the previous year. These figures reflect net income before special items of $24.6 million in 2001-02 compared to a net loss before special items of $9.1 million in 2000-01. The cash flows used for non-cash balances related to operations amounted to $111.3 million for the year ended January 31, 2002 mostly as a result of increases in accounts receivable. This compares to $200.7 million for the previous year.

The increase of $868.2 million in finance receivables during 2001-02 was financed through increases in long-term debt of $2.7 billion for the year ended January 31, 2002, partially offset by reductions in short-term borrowings of $960.5 million. These amounts compare with increases of $1.8 billion in finance receivables, $1.4 billion in long-term debt and $458.1 million in short-term borrowings the previous year. Investment in and advances to BC increased by $90.4 million during the year compared to $77.5 million the previous year. The increase is composed of an investment of $347.5 million in subordinated debt and equity of BC, offset by a reduction of advances from Bombardier for an amount of $185.5 million and of foreign currency translation impacts of $71.4 million. The corresponding amounts for last year were an increase of $331.8 million of investment in subordinated debt and equity of BC and a reduction of advances from Bombardier of $254.3 million. The investment in the subordinated debt and equity of BC was made to maintain a debt-to-equity ratio of approximately 9 to 1.

CAPITAL RESOURCES

BOMBARDIER

The Corporation continues to closely monitor its sources of short-term liquidity, which are considered adequate for its activities. As planned, Bombardier Inc. renewed the committed 364-day, $750.0 million portion of its syndicated North American bank credit facility until September 2002. To maximize amounts available under its credit facilities, Bombardier continued to insure standby letters of credit with a group of premier international insurance and re-insurance companies. As a result, the Corporation freed approximately $600.0 million of usage under its bank credit lines as at January 31, 2002. Bombardier routinely issues standby letters of credit in support of advance payments from customers or related to its performance as a manufacturer.

The Corporation was also active in the term-debt markets over the last year with the issuance of notes in pounds, euro and yen. In February 2001, Bombardier Inc. issued €500.0 million of fixed-rate notes due in February 2008 and £175.0 million of fixed-rate notes due in February 2006. In August 2001, Bombardier Inc. issued $250.0 million of 13-month floating-rate notes in the Canadian markets and, Bombardier Corporation, a wholly-owned subsidiary of Bombardier Inc., issued €200.0 million and ¥20.0 billion of 13-month floating-rate notes in the Euromarket.

Through the acquisition of Adtranz, Bombardier gained access to 65 individual bank credit facilities used for the issuance of standby letters of credit. The outstanding amount under these facilities was equivalent to $2.3 billion at the time of the acquisition. The Corporation intends to consolidate these lines with its main syndicated credit facilities during 2002-03.

During 2000-01, Bombardier Inc. consolidated its North American bank credit facilities, extended their maturity and increased the available amounts under these facilities. Bombardier Inc. and its North American manufacturing subsidiaries replaced their Canadian and U.S. facilities with five-year $1.0 billion and 364-day $750.0 million unsecured, revolving lines of credit with a syndicate of leading North American banking institutions. During the same period, Bombardier Inc. increased its Canadian commercial paper program from $450.0 million to $1.0 billion. It also initiated its program of insuring standby letters of credit with three transactions worth approximately $969.0 million.

The details of the available and outstanding amounts under the bank credit facilities and the amount of outstanding borrowings at January 31, 2002 and 2001 are provided in notes 10 and 12 to the Consolidated Financial Statements.

BC

BC was active in the capital markets during 2001-02. As planned, Bombardier Capital Ltd. renewed its $700.0 million, committed 364-day syndicated bank credit facilities until September 2002. Bombardier Capital Inc. did the same with the committed, 364-day $600.0 million US portion of its syndicated bank credit facility to the same date.

During the year, Bombardier Capital Ltd. issued the final $100.0 million fixed-rate note under its initial medium-term note program and renewed this program for an additional $1,250.0 million. A total of $200.0 million of fixed-rate notes were issued under the renewed program during the year. Bombardier Capital Inc. completed its initial medium-term note program with the issuance of $750.0 million US of fixed- and floating-rate notes and renewed this program for an additional $4.0 billion US. Under this new program, $510.0 million US and ¥6.0 billion of floating-rate notes were issued as at January 31, 2002. Bombardier Capital Inc.'s funding program was completed with a $220.0 million US five-year private placement in December 2001.

In 2000-01, Bombardier Capital Ltd. obtained a 364-day revolving line of credit in the amount of $700.0 million with a syndicate of leading Canadian banks, and increased its commercial paper program to an equivalent amount. It proceeded with the issuance of $250.0 million of fixed- and floating-rate notes under its medium-term note program. During the same period, Bombardier Capital Inc. signed a five-year $600.0 million US and a 364-day $600.0 million US committed, revolving credit agreement with a syndicate of top-ranking U.S. banking institutions and Bombardier Capital Inc. renewed its commercial paper program of $1.2 billion US. Bombardier Capital Inc. also issued approximately $450.0 million US of fixed- and floating-rate notes under its medium-term note program during 2000-01.

Credit Support

The U.S. and Canadian medium-term note programs for Bombardier Capital Inc. and Bombardier Capital Ltd. respectively provide for identical covenant and "Keepwell" packages from the Corporation. These were introduced in 1999 and are in line with those applicable to the bank credit facilities. Bombardier's "Keepwell" agreement provides for minimum ownership of 51% in Bombardier Capital Ltd. and Bombardier Capital Inc. It also provides for the injection of equity in the event that certain minimum net worth levels are not met or if a fixed charge coverage ratio falls below 1.2 times. Finally, it provides the undertaking of Bombardier Inc. to maintain certain existing cross default provisions in all of its future public debt.

Off-Balance Sheet Arrangements

In the normal course of business, the Corporation finances certain of its activities off-balance sheet through leases, securitizations and other arrangements.

[A] Leases

Bombardier leases certain of its buildings and equipment and assumes operating lease obligations on trade-in aircraft. Bombardier and BC finance aircraft and freight cars respectively, through sale and leaseback structures. The Corporation's undiscounted minimum lease payments under such leases amount to $2.2 billion for sale and leaseback transactions and $1.6 billion for operating leases as at January 31, 2002 which include $361.5 million of assumed lease obligations on trade-in aircraft. These are disclosed in note 25 to the Consolidated Financial Statements.

[B] Securitizations

BC was less active in the public and private securitization markets this year, largely as a result of the wind-down of its retail financing activities.

Bombardier Capital Inc. did not enter into new public or private securitizations in relation to its consumer finance and manufactured housing portfolios. Its activities were limited to the renewal of two private conduits that securitized consumer loans, a $147.0 million US facility in December 2001 and a $250.0 million US facility in January 2002. With respect to the inventory finance portfolio, Bombardier Capital Inc. completed a $427.0 million US conduit financing in November 2001. This facility was designed to replace a maturing public inventory finance securitization in the same amount for which the final amortizing principal repayment is scheduled for April 15, 2002. Bombardier Capital Inc. had six separate private asset-backed security conduits and two public programs totalling $2.1 billion US as at January 31, 2002 compared to conduits of $1.9 billion US as at January 31, 2001, of which $1.4 billion US was utilized as at January 31, 2002. These figures are included in the table below.

Bombardier Capital Ltd. renewed its inventory finance securitization facilities in October 2001 with a Canadian chartered bank, reducing the purchase commitment from $140.0 million to $128.8 million. Total conduit availability for Bombardier Capital Ltd. as at January 31, 2002, was $328.8 million, reduced from $340.0 million as at January 31, 2001, with $218.8 million utilized as at January 31, 2002, which are also included in the table below.

In 2000-01, Bombardier Capital Inc. accessed the securitization markets with public and private transactions for inventory, consumer and manufactured housing loans. A public $400.0 million US and a private $265.0 million US asset-backed security transactions were conducted in September 2000 and January 2001 for inventory and consumer loans respectively. These securitizations were recorded as sales of the underlying loans. Also in January 2001, a $285.0 million US public asset-backed security transaction was completed for manufactured housing loans. This transaction was accounted for as debt financing. In addition, Bombardier Capital Inc. had separate private asset-backed security conduits totalling $1.1 billion US as at January 31, 2001 for the three asset classes, of which $645.0 million US was utilized as at January 31, 2001. During 2000-01, Bombardier Capital Ltd. increased the available amount of its asset-backed security conduits by $90.0 million to $340.0 million, of which $330.0 million was utilized as at January 31, 2001.

The committed and outstanding amounts of securitizations are as follows:

(millions of Canadian dollars)			2002		2001
Securitizations	Committed		Outstanding		Outstanding
		On-balance sheet	Off-balance sheet	On-balance sheet	Off-balance sheet
Public					
Inventory Finance	**$1,300.0**	**$215.4**	**$1,084.6**	$ 245.7	$1,264.9
Manufactured housing [1]	**–**	**–**	**–**	2,067.6	867.2
Private					
Inventory Finance	**1,486.6**	**166.7**	**806.1**	90.6	704.5
Consumer Finance	**632.1**	**257.8**	**313.8**	163.3	467.9
Manufactured housing	**239.0**	**187.6**	**–**	–	–
Total	**$3,657.7**	**$ 827.5**	**$2,204.5**	$2,567.2	$3,304.5

[1] The public manufactured housing securitizations are no longer considered assets under management following Management's decision to exit this business in September 2001. Therefore, these portfolios are not included in the above table (see note 4 to the Consolidated Financial Statements).

The maximum exposure from credit enhancements provided in connection with off-balance sheet securitization structures is disclosed in note 4 to the Consolidated Financial Statements and amounts to $621.9 million as at January 31, 2002. Potential losses expected to arise from credit enhancements have been recorded as a provision for credit losses. The expected losses have been estimated using the same methodology which was used to assess BC's finance receivables losses. The Corporation is not committed to provide liquidity or any form of financial support other than the credit enhancements referred to above.

[C] Other arrangements

BC services a portfolio of lease receivables related to the discontinued technology management and finance unit. The outstanding amount of this portfolio as at January 31, 2002 was $89.9 million ($194.2 million as at January 31, 2001).

The Corporation's aerospace segment has entered into various agreements with third parties through which it sells rights under certain manufacturing contracts on an ongoing basis. The amount of the rights sold totals $424.0 million as at January 31, 2002 compared to $880.0 million as at January 31, 2001 and are accounted for as advances received and deducted from inventories or presented as advances in excess of related costs. In connection with these sales, the Corporation has provided recourse to one purchaser amounting to $27.9 million as at January 31, 2002.

The Corporation's maximum exposure under this recourse is included in note 25 [A] to the Consolidated Financial Statements. Revenues and related profits on sales of aircraft are recognized on delivery and the sale of rights does not result in acceleration of revenues and profit recognition.

The Corporation provides administrative services to an unrelated special purpose entity created for the purpose of financing certain aircraft sales of the Corporation in return for a market fee. As at January 31, 2002, the Corporation had provided no financial support to this special purpose entity.

Credit Events

Certain of the Corporation's financial commitments include provisions that could become effective in the event of the Corporation undergoing rating downgrades. In the event of a rating downgrade below investment grade, some of these provisions might have an incidence on Bombardier's cash requirements. These provisions include the wind-down of securitization conduits from normal course collection. Although this would not represent a demand on cash flows, the Corporation might have to replace these sources of off-balance sheet financing. The conduits affected by these provisions amount to a Canadian dollar equivalent of $984.8 million, of which a Canadian dollar equivalent of $667.8 million was outstanding as at January 31, 2002. A rating downgrade below investment grade could also result in the reimbursement of advances amounting to $279.2 million in the aerospace segment.

In the event of a downgrade below investment grade, the Corporation might also have to provide standby letters of credit, surety bonds or other collateral in support of some of the contingent liabilities reported in note 25 to the Consolidated Financial Statements. The maximum exposure of the Corporation in such circumstances is a Canadian dollar equivalent of $481.9 million as at January 31, 2002.

The Corporation believes it maintains available and committed alternate liquidity for these situations. Bombardier's senior unsecured debt is currently rated A- by Standard and Poor's and A3 by Moody's Investor Service.

Liquidity

The Corporation considers that its present and expected capital resources and current credit facilities will enable the implementation of its investment programs, the development of new products, the support of the growth of its activities, the payment of dividends and meeting all other current and expected financial requirements.

Term-debt maturing in 2002-03 include floating-rate notes issued by Bombardier in August 2001 in the amount of $250.0 million, €200.0 million and ¥20.0 billion maturing in August 2002, a fixed-rate note of $150.0 million issued by Bombardier Capital Ltd. maturing in June 2002 and approximately $2.0 billion ($1.3 billion US) of fixed- and floating-rate notes issued by Bombardier Capital Inc. maturing from June to December 2002. The Corporation has adequate access to the Canadian, European and U.S. markets, to proactively and successfully refinance these debt maturities and expects to maintain such access in the foreseeable future.

RISKS AND UNCERTAINTIES

The Corporation operates in industry segments that have a variety of risk factors and uncertainties, which are carefully considered in the Corporation's management policies.

OPERATIONAL

The activities conducted by the Corporation's segments are subject to operational risks including competition from other businesses, performance of key suppliers, product performance warranty, settling of disputes concerning collective agreements and their renewal, regulatory risks, successful integration of new acquisitions, dependence on key personnel and reliance on information systems, all of which could affect the ability of the Corporation to meet its obligations.

EXTERNAL BUSINESS ENVIRONMENT

The Corporation faces a number of external risk factors, specifically general economic conditions, government policies related to import and export restrictions, changing priorities and possible spending cuts by government agencies, foreign government support to export sales, volatility of fuel prices and political instability. The recreational product segment also bears the risks associated with volatile demand for consumer products, weather conditions as well as legislation and regulations on safety and the environment.

FOREIGN CURRENCY FLUCTUATIONS

The Corporation is exposed to risks resulting from foreign currency fluctuations arising either from carrying its businesses from Canada in foreign currencies or through establishments operated in foreign countries. In an effort to mitigate these risks, the Corporation makes use of derivative contracts to hedge the exposure to future cash flows in various currencies and asset/liability management. This involves mostly borrowing in foreign currencies to safeguard against foreign currency exposure arising from permanent investments in foreign countries.

DEVELOPING NEW PRODUCTS AND SERVICES

The principal markets in which the Corporation's manufacturing businesses operate experience changes due to the introduction of new technologies. To meet its customers' needs in these businesses, the Corporation must continuously design new and update existing products and services, and invest in and develop new technologies. Introducing new products requires a significant commitment to research and development, which may not be successful. The Corporation's sales may suffer if it invests in products that are not accepted in the marketplace, are not approved by regulatory authorities, or if the products are not brought to market in a timely manner or become obsolete.

FIXED-TERM COMMITMENTS

The Corporation's manufacturing segments have historically offered and will continue to offer a portion of their products on fixed-term contracts, rather than contracts in which payment is determined solely on a time-and-materials basis. The Corporation generally may not terminate these contracts unilaterally. Although the Corporation often relies on tools and methodologies and past experience to reduce the risks associated with estimating, planning and undertaking these projects, in certain circumstances, the Corporation bears the risk of cost overruns and may be subject to late delivery penalties.

LIQUIDITY AND ACCESS TO CAPITAL RESOURCES

The Corporation's financing and leasing subsidiary, BC, requires continued access to the capital markets to support its activities, including selling asset-backed securities. To satisfy its financing needs, BC relies on long-term and short-term debt and cash flows generated from operations. Any impediments to BC's ability to access the capital markets, including significant changes in market interest rates, general economic conditions or the perception in the capital markets of BC's financial condition or prospects, could have a material adverse effect on BC's financial condition and results of operations.

DELINQUENCIES AND CREDIT LOSSES

Like all finance companies, BC faces the risk that it may not be able to collect on its finance receivables. This risk is mainly driven by the economic condition of the environment in which BC conducts its business.

CHANGE IN INTEREST RATES

BC's profitability may be directly affected by the level of and fluctuations in interest rates. BC uses derivatives as an integral part of its asset/liability management program to reduce its overall financial risk. These derivatives, particularly interest-rate swap agreements, are used to alter interest rate exposure arising from mismatches between assets and liabilities. Detailed information on risks that could affect the performance of BC is provided on pages 52 and 53.

COMMITMENTS AND CONTINGENCIES

In connection with the sale of aircraft, the Corporation occasionally provides various forms of financial support to its customers as described in note 25 to the Consolidated Financial Statements. The risks related to these guarantees depend on many factors such as the financial health of its customers, the leasing and resale value of aircraft and the market conditions for each aircraft model. The Corporation's management regularly conducts an in-depth review of the current economic conditions regarding each of these risks and carefully monitors any changes.

The Corporation is occasionally involved in legal litigation, claims, investigations and other legal matters. It is the Corporation's opinion that these contingencies have not had, and will not have a material impact on its financial position except for the potential effect of its claims against Amtrak and DaimlerChrysler described in notes 25 and 2 respectively to the Consolidated Financial Statements.

CHANGES IN ACCOUNTING PRINCIPLES

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Effective February 1, 2002, the Corporation prospectively adopted the new accounting recommendations published by the Canadian Institute of Chartered Accountants (CICA) relating to stock-based compensation and other stock-based payments made in exchange of goods and services. The effect of adopting the new recommendations on the Corporation's consolidated income, financial position and cash flows for the year ending January 31, 2003 is not expected to be material.

GOODWILL AND OTHER INTANGIBLE ASSETS

Effective February 1, 2002, the Corporation prospectively adopted the new recommendations of the CICA relating to goodwill and other intangible assets. Accordingly, the Corporation will cease amortizing goodwill from February 1, 2002 and will adopt the goodwill impairment model introduced by the new accounting rules. Goodwill amortization amounted to $46.6 million for the year ended January 31, 2002 (nil for the year ended January 31, 2001). Management does not expect any write-down of its goodwill arising from the application of the impairment model upon adoption of these new recommendations.

SELECTED QUARTERLY FINANCIAL INFORMATION

(millions of Canadian dollars, except per share amounts) (unaudited)	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
For the year ended January 31, 2002					
External revenues	**$21,633.8**	**$3,988.0**	**$ 4,907.1**	**$4,980.0**	**$ 7,758.7**
Net income (loss)	**$ 390.9**	**$ 241.0**	**$ 287.9**	**$ (367.6)**	**$ 229.6**
Earnings per share					
Basic	**$ 0.27**	**$ 0.17**	**$ 0.21**	**$ (0.27)**	**$ 0.16**
Diluted	**$ 0.27**	**$ 0.17**	**$ 0.20**	**$ (0.27)**	**$ 0.16**
For the year ended January 31, 2001					
External revenues	$15,943.7	$3,227.0	$3,393.2	$3,838.0	$5,485.5
Net income	$ 975.4	$ 147.4	$ 254.1	$ 225.9	$ 348.0
Earnings per share					
Basic	$ 0.70	$ 0.10	$ 0.19	$ 0.16	$ 0.25
Diluted	$ 0.69	$ 0.10	$ 0.18	$ 0.16	$ 0.25

HISTORICAL FINANCIAL SUMMARY

For the years ended January 31	2002	2001	2000
OPERATIONS SUMMARY			
(millions of Canadian dollars, except per share amounts)			
Revenues			
Aerospace	$ 12,042.5	$ 10,561.6	$ 8,126.2
Recreational products	2,017.5	1,687.1	1,473.0
Transportation	7,019.5	3,043.3	3,446.1
BC	966.8	935.9	536.5
Intersegment eliminations	(412.5)	(284.2)	(165.3)
External revenues	$ 21,633.8	$ 15,943.7	$ 13,416.5
Income (loss) before special items, income taxes and goodwill amortization			
Aerospace	$ 1,206.0	$ 1,236.8	$ 903.9
Recreational products	150.3	86.0	17.7
Transportation	277.0	120.5	174.4
BC	41.4	(15.4)	28.0
	1,674.7	1,427.9	1,124.0
Special items	1,070.2	29.7	51.1
Income before income taxes and goodwill amortization	604.5	1,398.2	1,072.9
Income taxes	167.0	422.8	354.1
Income before goodwill amortization	437.5	975.4	718.8
Goodwill amortization	46.6	–	–
Net income	$ 390.9 (1)	$ 975.4 (1)	$ 718.8
Per common share	$ 0.27 (1)	$ 0.70 (1)	$ 0.51
GENERAL INFORMATION			
(millions of Canadian dollars, except per share amounts)			
Export revenues from Canada	$ 9,394.2	$ 8,432.2	$ 6,198.3
Additions to property, plant and equipment	$ 838.8	$ 415.1	$ 419.5
Depreciation and amortization	$ 381.4	$ 220.5	$ 227.5
Dividend per common share			
Class A	$0.180000	$0.135000	$0.110000
Class B	$0.181563	$0.136563	$0.111563
Number of common shares (millions)	1,370.8	1,366.1	1,377.6
Book value per common share	$ 2.76	$ 2.57	$ 2.40
Shareholders of record	11,310	12,666	11,168
MARKET PRICE RANGE			
(in Canadian dollars)			
Class A			
High	$ 24.60	$ 26.80	$ 16.12
Low	9.25	14.05	9.55
Close	14.72	24.70	14.97
Class B			
High	$ 24.65	$ 26.70	$ 16.10
Low	9.19	13.90	9.47
Close	14.70	24.54	14.65

(1) The effect of the special items described in note 20 to the Consolidated Financial Statements on net income amounts to $691.6 million or $0.50 per common share for the year ended January 31, 2002 ($3.7 million or $0.003 per common share for the year ended January 31, 2001). Exclusive of these special items and goodwill amortization, net income would be $1,129.1 million or $0.81 per common share for the year ended January 31, 2002 ($979.1 million or $0.70 per common share for the year ended January 31, 2001).

(2) The effect of the write-down of investment in Eurotunnel share units on net income amounts to $155.0 million ($0.12 per common share). Exclusive of this write-down, net income would be $313.0 million ($0.23 per common share).

1999	1998	1997	1996	1995	1994	1993
$ 6,444.1	$ 4,874.1	$ 4,283.8	$ 3,766.9	$ 3,409.6	$ 2,579.0	$ 2,602.9
1,628.1	1,718.5	1,959.0	1,641.8	1,112.1	792.3	556.9
2,966.3	1,688.1	1,599.4	1,574.7	1,309.6	1,311.5	1,237.6
356.7	177.3	187.6	174.0	142.0	133.5	77.5
(109.0)	(124.2)	(111.1)	(80.0)	(54.3)	(47.5)	(26.9)
$ 11,286.2	$ 8,333.8	$ 7,918.7	$ 7,077.4	$ 5,919.0	$ 4,768.8	$ 4,448.0
$ 681.9	$ 479.6	$ 287.3	$ 162.7	$ 158.2	$ 151.7	$ 192.0
(45.5)	(1.1)	209.2	175.9	118.0	77.3	28.8
147.9	84.6	62.9	99.9	66.0	(24.0)	(71.4)
42.6	64.1	46.9	28.7	11.5	4.8	2.9
826.9	627.2	606.3	467.2	353.7	209.8	152.3
–	–	–	231.4	–	–	–
826.9	627.2	606.3	235.8	353.7	209.8	152.3
272.9	207.0	200.1	77.8	106.4	32.5	18.6
554.0	420.2	406.2	158.0	247.3	177.3	133.7
–	–	–	–	–	–	–
$ 554.0	$ 420.2	$ 406.2	$ 158.0 (2)	$ 247.3	$ 177.3	$ 133.7
$ 0.39	$ 0.29	$ 0.29	$ 0.11 (2)	$ 0.18	$ 0.14	$ 0.10
$ 6,021.7	$ 4,642.2	$ 4,532.7	$ 3,537.8	$ 2,960.3	$ 2,252.1	$ 1,950.8
$ 364.2	$ 262.6	$ 232.4	$ 297.8	$ 176.0	$ 169.8	$ 227.8
$ 232.6	$ 180.1	$ 165.8	$ 158.3	$ 131.6	$ 124.6	$ 101.3
$0.085000	$0.075000	$0.050000	$0.050000	$0.037500	$0.025000	$0.025000
$0.086563	$0.076563	$0.051563	$0.051563	$0.039063	$0.026563	$0.026563
1,366.3	1,357.8	1,350.5	1,340.1	1,325.7	1,319.8	1,234.2
$ 2.20	$ 1.78	$ 1.50	$ 1.23	$ 1.21	$ 1.01	$ 0.76
10,097	10,781	11,541	9,873	8,776	9,108	9,534
$ 11.77	$ 8.49	$ 6.65	$ 5.09	$ 3.12	$ 2.75	$ 2.17
7.02	6.25	4.44	2.86	2.25	1.20	1.33
11.07	7.06	6.52	5.09	2.86	2.62	1.48
$ 11.87	$ 8.50	$ 6.60	$ 5.03	$ 3.16	$ 2.73	$ 2.16
7.02	6.20	4.37	2.83	2.22	1.20	1.30
11.25	7.02	6.50	4.97	2.84	2.64	1.45

HISTORICAL FINANCIAL SUMMARY (CONT'D)

CONSOLIDATED BALANCE SHEETS (millions of Canadian dollars)

As at January 31	2002	2001	2000
BOMBARDIER INC. CONSOLIDATED			
Cash and cash equivalents	**$ 462.8**	$ 1,373.9	$ 1,664.0
Receivables	**1,902.1**	851.2	641.5
Finance receivables	**6,461.7**	7,202.7	6,290.1
Assets under operating leases	**1,831.2**	1,768.1	904.8
Inventories	**8,956.5**	6,413.7	5,361.5
Property, plant and equipment	**3,408.4**	2,090.9	1,898.7
Goodwill	**2,712.9**	–	–
Other assets	**2,017.0**	703.8	273.5
Total assets	**$ 27,752.6**	$20,404.3	$ 17,034.1
Short-term borrowings	**$ 3,037.0**	$ 2,531.2	$ 2,002.7
Accounts payable and accrued liabilities	**7,779.4**	4,036.6	3,335.2
Advances and progress billings in excess of related costs	**3,019.0**	2,362.8	2,636.8
Long-term debt	**7,857.7**	6,131.2	4,795.0
Other liabilities	**1,969.5**	1,530.1	652.6
Convertible notes – equity component	**–**	–	–
Preferred shares	**300.0**	300.0	300.0
Common shareholders' equity	**3,790.0**	3,512.4	3,311.8
Total liabilities and shareholders' equity	**$ 27,752.6**	$20,404.3	$ 17,034.1
BOMBARDIER			
Cash and cash equivalents	**$ 462.8**	$ 1,358.8	$ 1,548.7
Receivables	**1,590.7**	626.5	570.7
Finance receivables	**63.4**	62.0	39.5
Assets under operating leases	**–**	–	17.6
Inventories	**8,956.5**	6,413.7	5,361.5
Property, plant and equipment	**3,245.3**	1,958.1	1,776.4
Goodwill	**2,712.9**	–	–
Investment in and advances to BC	**1,363.0**	1,581.5	1,531.2
Other assets	**1,456.4**	421.6	146.3
Total assets	**$19,851.0**	$12,422.2	$10,991.9
Short-term borrowings	**$ 1,341.7**	$ –	$ –
Accounts payable and accrued liabilities	**7,360.9**	3,840.0	3,125.2
Advances and progress billings in excess of related costs	**3,019.0**	2,362.8	2,636.8
Long-term debt	**2,080.7**	879.4	971.4
Other liabilities	**1,958.7**	1,527.6	646.7
Convertible notes – equity component	**–**	–	–
Preferred shares	**300.0**	300.0	300.0
Common shareholders' equity	**3,790.0**	3,512.4	3,311.8
Total liabilities and shareholders' equity	**$19,851.0**	$12,422.2	$10,991.9
BC			
Cash and cash equivalents	**$ –**	$ 15.1	$ 115.3
Receivables	**311.4**	224.7	70.8
Finance receivables	**6,398.3**	7,140.7	6,250.6
Assets under operating leases	**1,831.2**	1,768.1	887.2
Property, plant and equipment	**163.1**	132.8	122.3
Other assets	**560.6**	282.2	127.2
Total assets	**$ 9,264.6**	$ 9,563.6	$ 7,573.4
Short-term borrowings	**$ 1,695.3**	$ 2,531.2	$ 2,002.7
Advances from Bombardier [1]	**20.0**	205.5	459.8
Accounts payable and accrued liabilities	**418.5**	196.6	210.0
Long-term debt	**5,777.0**	5,251.8	3,823.6
Other liabilities	**10.8**	2.5	5.9
Investment in BC [1]	**1,343.0**	1,376.0	1,071.4
Total liabilities and shareholders' equity	**$ 9,264.6**	$ 9,563.6	$ 7,573.4

[1] Prior to 1999, advances from Bombardier were not segregated from permanent equity and are consequently presented in Investment in BC.

1999	1998	1997	1996	1995	1994	1993
$ 1,738.7	$ 1,227.7	$ 895.7	$ 536.6	$ 425.1	$ 633.1	$ 235.1
693.8	693.2	358.4	449.0	667.4	320.8	380.4
4,561.3	2,683.0	1,461.0	1,260.7	873.0	585.7	854.7
608.5	306.4	350.4	195.5	248.2	190.9	87.4
4,576.2	3,790.9	3,455.2	2,594.9	1,914.4	1,738.1	1,782.9
1,842.7	1,646.7	1,200.0	1,142.0	932.1	842.0	813.3
–	–	–	–	–	–	–
256.7	227.3	229.6	213.9	401.6	144.1	86.4
$14,277.9	$10,575.2	$7,950.3	$6,392.6	$5,461.8	$4,454.7	$4,240.2
$ 2,363.5	$ 2,174.7	$1,233.1	$ 812.2	$ 622.0	$ 358.6	$ 828.5
3,099.7	2,663.0	2,124.6	1,875.0	1,508.8	1,299.8	1,318.2
2,328.6	851.6	591.4	295.7	195.0	–	–
2,575.9	1,639.6	1,524.2	1,311.4	1,185.5	1,184.1	845.8
421.7	357.0	264.4	279.4	184.1	125.6	168.2
180.5	165.8	152.3	139.9	128.6	118.1	108.5
300.0	300.0	30.9	30.9	31.5	33.1	34.1
3,008.0	2,423.5	2,029.4	1,648.1	1,606.3	1,335.4	936.9
$14,277.9	$10,575.2	$7,950.3	$6,392.6	$5,461.8	$4,454.7	$4,240.2

$ 1,706.3	$ 1,090.2	$ 889.1	$ 532.0	$ 419.7	$ 606.3	$ 233.2
670.3	693.2	358.4	449.0	667.4	320.8	380.4
32.1	360.6	20.7	13.3	–	–	–
89.0	135.7	116.6	33.9	–	11.7	–
4,576.2	3,790.9	3,455.2	2,594.9	1,914.4	1,738.1	1,782.9
1,747.9	1,574.1	1,138.8	1,079.1	868.2	775.3	774.2
–	–	–	–	–	–	–
1,285.2	353.3	288.7	307.0	239.5	222.5	106.5
148.3	182.2	183.6	169.1	357.8	97.1	63.2
$10,255.3	$ 8,180.2	$6,451.1	$5,178.3	$ 4,467.0	$3,771.8	$3,340.4
$ 49.3	$ 330.0	$ –	$ 11.7	$ 12.7	$ 22.9	$ 232.8
2,845.5	2,543.7	1,993.0	1,746.7	1,401.8	1,217.9	1,248.3
2,328.6	851.6	591.4	295.7	195.0	–	–
1,121.7	1,204.8	1,400.7	1,047.5	914.8	924.1	612.3
421.7	360.8	253.4	257.8	176.3	120.3	167.5
180.5	165.8	152.3	139.9	128.6	118.1	108.5
300.0	300.0	30.9	30.9	31.5	33.1	34.1
3,008.0	2,423.5	2,029.4	1,648.1	1,606.3	1,335.4	936.9
$10,255.3	$ 8,180.2	$6,451.1	$5,178.3	$ 4,467.0	$3,771.8	$3,340.4

$ 32.4	$ 137.5	$ 6.6	$ 4.6	$ 5.4	$ 26.8	$ 1.9
23.5	–	–	–	–	–	–
4,529.2	2,322.4	1,440.3	1,247.4	873.0	585.7	854.7
519.5	170.7	233.8	161.6	248.2	179.2	87.4
94.8	72.6	61.2	62.9	63.9	66.7	39.1
108.4	58.9	46.0	50.1	47.1	47.0	23.2
$ 5,307.8	$ 2,762.1	$ 1,787.9	$1,526.6	$ 1,237.6	$ 905.4	$1,006.3
$ 2,314.2	$ 1,844.7	$1,233.1	$ 800.5	$ 609.3	$ 335.7	$ 595.7
458.5	–	–	–	–	–	–
254.2	119.3	131.6	128.3	107.0	81.9	69.9
1,454.2	434.8	123.5	263.9	270.7	260.0	233.5
–	10.0	11.0	26.9	11.1	5.3	0.7
826.7	353.3	288.7	307.0	239.5	222.5	106.5
$ 5,307.8	$ 2,762.1	$ 1,787.9	$1,526.6	$ 1,237.6	$ 905.4	$1,006.3

HISTORICAL FINANCIAL SUMMARY (CONT'D)

QUARTERLY DATA (millions of Canadian dollars, except per share amounts)

(unaudited) For the years ended January 31	2002 Total	2001 Total
Revenues		
Aerospace	$ 12,042.5	$ 10,561.6
Recreational products	2,017.5	1,687.1
Transportation	7,019.5	3,043.3
BC	966.8	935.9
Intersegment eliminations	(412.5)	(284.2)
External revenues	$ 21,633.8	$ 15,943.7
Income (loss) before special items, income taxes and goodwill amortization		
Aerospace	$ 1,206.0	$ 1,236.8
Recreational products	150.3	86.0
Transportation	277.0	120.5
BC	41.4	(15.4)
	1,674.7	1,427.9
Special items	1,070.2	29.7
Income (loss) before income taxes and goodwill amortization	604.5	1,398.2
Income taxes	167.0	422.8
Income (loss) before goodwill amortization	$ 437.5	$ 975.4
Goodwill amortization	46.6	–
Net income (loss)	$ 390.9	$ 975.4
Per common share		
Net income	$ 0.27	$ 0.70
Dividend – Class B Share	0.181563	0.136563
Market price range of Class B Share		
High	24.65	26.70
Low	9.19	13.90
Net segmented assets		
Aerospace		
Recreational products		
Transportation		
BC		
Accounts payable and accrued liabilities		
Advances and progress billings in excess of related costs		
Accrued benefit liability and other		
Advances to BC		
Deferred income taxes		
Cash and cash equivalents		
Total assets – Bombardier		
Investment in and advances to BC		
Total assets – BC		
Total assets – Bombardier Inc. consolidated		

2002 First quarter	2001 First quarter	2002 Second quarter	2001 Second quarter	2002 Third quarter	2001 Third quarter	2002 Fourth quarter	2001 Fourth quarter
$ 2,621.3	$ 2,011.0	$ 2,716.4	$ 2,145.5	$ 2,572.6	$ 2,549.8	$ 4,132.2	$ 3,855.3
370.1	315.4	418.7	329.9	550.0	480.8	678.7	561.0
840.7	763.1	1,612.7	752.7	1,733.8	648.1	2,832.3	879.4
256.8	195.2	262.1	229.0	233.0	261.5	214.9	250.2
(100.9)	(57.7)	(102.8)	(63.9)	(109.4)	(102.2)	(99.4)	(60.4)
$ 3,988.0	$ 3,227.0	$ 4,907.1	$ 3,393.2	$ 4,980.0	$ 3,838.0	$ 7,758.7	$ 5,485.5
$ 310.2	$ 234.0	$ 329.1	$ 253.4	$ 239.8	$ 286.9	$ 326.9	$ 462.5
19.0	9.1	28.6	12.1	44.9	20.8	57.8	44.0
26.4	39.1	77.8	37.6	82.2	18.4	90.6	25.4
3.0	10.0	(3.0)	11.6	12.9	12.2	28.5	(49.2)
358.6	292.2	432.5	314.7	379.8	338.3	503.8	482.7
–	79.5	–	(49.8)	958.6	–	111.6	–
358.6	212.7	432.5	364.5	(578.8)	338.3	392.2	482.7
117.6	65.3	133.9	110.4	(228.1)	112.4	143.6	134.7
$ 241.0	$ 147.4	$ 298.6	$ 254.1	$ (350.7)	$ 225.9	$ 248.6	$ 348.0
–	–	10.7	–	16.9	–	19.0	–
$ 241.0	$ 147.4	$ 287.9	$ 254.1	$ (367.6)	$ 225.9	$ 229.6	$ 348.0
$ 0.17	$ 0.10	$ 0.21	$ 0.19	$ (0.27)	$ 0.16	$ 0.16	$ 0.25
0.046563	0.035313	0.045000	0.033750	0.045000	0.033750	0.045000	0.033750
24.35	20.50	24.65	24.50	22.40	26.70	17.39	25.80
18.80	13.90	21.26	18.45	9.19	22.40	9.80	20.85
$ 4,309.2	$ 3,702.3	$ 5,329.4	$ 4,107.7	$ 5,899.8	$ 4,580.8	$ 5,289.6	$ 3,231.0
512.5	167.0	374.8	272.8	399.1	216.3	388.2	62.4
261.3	(771.8)	479.3	(644.6)	294.7	(481.5)	322.7	(615.9)
1,405.5	1,052.5	1,394.3	1,069.3	1,238.2	1,221.2	1,343.0	1,376.0
6,488.5	4,150.0	7,577.8	4,805.2	7,831.8	5,536.8	7,343.5	4,053.5
3,837.7	3,268.1	6,214.0	2,958.3	6,639.9	3,220.4	7,360.9	3,840.0
2,089.0	2,255.1	3,213.7	2,451.6	3,318.5	2,386.1	3,019.0	2,362.8
509.7	–	880.7	–	1,007.0	–	1,061.6	492.1
522.0	578.0	99.6	170.2	83.0	149.4	20.0	205.5
82.0	–	430.4	–	767.4	–	583.2	109.5
411.0	701.5	647.1	521.2	259.7	419.5	462.8	1,358.8
13,939.9	10,952.7	19,063.3	10,906.5	19,907.3	11,712.2	19,851.0	12,422.2
(1,927.5)	(1,630.5)	(1,493.9)	(1,239.5)	(1,321.2)	(1,370.6)	(1,363.0)	(1,581.5)
10,253.9	8,217.3	10,993.2	8,561.9	9,481.7	8,536.8	9,264.6	9,563.6
$ 22,266.3	$ 17,539.5	$ 28,562.6	$ 18,228.9	$ 28,067.8	$ 18,878.4	$ 27,752.6	$ 20,404.3

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of **Bombardier Inc.** and all the information in this Annual Report are the responsibility of Management and have been approved by the Board of Directors.

The financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles. The financial statements include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information used elsewhere in the Annual Report is consistent with that in the financial statements.

Bombardier Inc.'s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that Management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised of a majority of outside Directors. The committee meets periodically with Management, as well as the internal auditors and the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the financial statements and the external auditors' report. The committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. The external auditors have full and free access to the Audit Committee.

Louis Morin, CA
Senior Vice President and Chief Financial Officer
March 19, 2002

AUDITORS' REPORT

TO THE SHAREHOLDERS OF BOMBARDIER INC.

We have audited the consolidated balance sheets of **Bombardier Inc.** as at January 31, 2002 and 2001 and the consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at January 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants
Montréal, Canada
February 26, 2002
(except for note 28, which is as at March 8, 2002)

CONSOLIDATED BALANCE SHEETS

As at January 31, 2002 and 2001 (millions of Canadian dollars)		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	**2002**	2001	**2002**	2001	**2002**	2001
Assets							
Cash and cash equivalents		**$ 462.8**	$ 1,373.9	**$ 462.8**	$ 1,358.8	**$ –**	$ 15.1
Receivables	3	**1,902.1**	851.2	**1,590.7**	626.5	**311.4**	224.7
Finance receivables	4	**6,461.7**	7,202.7	**63.4**	62.0	**6,398.3**	7,140.7
Assets under operating leases	5	**1,831.2**	1,768.1	**–**	–	**1,831.2**	1,768.1
Inventories	6	**8,956.5**	6,413.7	**8,956.5**	6,413.7	**–**	–
Property, plant and equipment	7	**3,408.4**	2,090.9	**3,245.3**	1,958.1	**163.1**	132.8
Goodwill	8	**2,712.9**	–	**2,712.9**	–	**–**	–
Investment in and advances to BC		**–**	–	**1,363.0**	1,581.5	**–**	–
Other assets	9	**2,017.0**	703.8	**1,456.4**	421.6	**560.6**	282.2
		$27,752.6	$20,404.3	**$19,851.0**	$12,422.2	**$9,264.6**	$9,563.6
Liabilities							
Short-term borrowings	10	**$ 3,037.0**	$ 2,531.2	**$ 1,341.7**	$ –	**$1,695.3**	$2,531.2
Advances from Bombardier		**–**	–	**–**	–	**20.0**	205.5
Accounts payable and accrued liabilities	11	**7,779.4**	4,036.6	**7,360.9**	3,840.0	**418.5**	196.6
Advances and progress billings in excess of related costs	6	**3,019.0**	2,362.8	**3,019.0**	2,362.8	**–**	–
Long-term debt	12	**7,857.7**	6,131.2	**2,080.7**	879.4	**5,777.0**	5,251.8
Other liabilities	13	**1,969.5**	1,530.1	**1,958.7**	1,527.6	**10.8**	2.5
		23,662.6	16,591.9	**15,761.0**	8,609.8	**7,921.6**	8,187.6
Shareholders' equity (Investment in BC)		**4,090.0**	3,812.4	**4,090.0**	3,812.4	**1,343.0**	1,376.0
		$27,752.6	$20,404.3	**$19,851.0**	$12,422.2	**$9,264.6**	$9,563.6

The accompanying summary of significant accounting policies and notes are an integral part of these Consolidated Financial Statements and provide information on the financial statement presentation.

On behalf of the Board of Directors,

Robert E. Brown
Director

Donald C. Lowe
Director

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Notes	2002		2001	
For the years ended January 31, 2002 and 2001 (millions of Canadian dollars)		Number (in thousands)	Amount	Number (in thousands)	Amount
SHARE CAPITAL	14				
Preferred shares – Series 2		12,000	$ 300.0	12,000	$ 300.0
Common shares					
Class A (Multiple Voting) Shares					
Balance at beginning of year		347,426	48.1	351,594	48.6
Redemption of shares		–	–	(4,015)	(0.5)
Converted to Class B		(5,059)	(0.7)	(153)	–
Balance at end of year		342,367	47.4	347,426	48.1
Class B (Subordinate Voting) Shares					
Balance at beginning of year		1,018,625	821.9	1,026,024	813.7
Issued under the share option plans	15	4,720	26.2	4,299	17.6
Redemption of shares		–	–	(11,851)	(9.4)
Converted from Class A		5,059	0.7	153	–
Balance at end of year		1,028,404	848.8	1,018,625	821.9
Balance at end of year – common shares		1,370,771	896.2	1,366,051	870.0
Total – share capital			1,196.2		1,170.0
RETAINED EARNINGS					
Balance at beginning of year			2,660.0		2,392.5
Effect of change of accounting policy for employee future benefits			–		(210.6)
Balance at beginning of year – adjusted			2,660.0		2,181.9
Net income			390.9		975.4
Dividends:					
Preferred shares			(16.5)		(16.5)
Common shares			(248.0)		(186.3)
Excess of redemption price of common shares over stated value			–		(293.9)
Other			(1.1)		(0.6)
Balance at end of year			2,785.3		2,660.0
Deferred translation adjustment			108.5		(17.6)
Total – shareholders' equity			$4,090.0		$3,812.4

The accompanying summary of significant accounting policies and notes are an integral part of these Consolidated Financial Statements and provide information on the financial statement presentation.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended January 31, 2002 and 2001 (millions of Canadian dollars, except per share amounts)		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	2002	2001	2002	2001	2002	2001
Revenues	26	**$21,633.8**	$15,943.7	**$21,056.4**	$15,274.2	**$ 966.8**	$935.9
Cost of sales and operating expenses	17, 18	**19,480.6**	14,323.9	**18,954.1**	13,594.7	**915.9**	995.6
Depreciation and amortization	26	**467.1**	302.3	**322.1**	210.0	**145.0**	92.3
Interest expense	18	**182.0**	108.2	**182.0**	69.8	**–**	38.4
Other income	19, 26	**(170.6)**	(218.6)	**(35.1)**	(43.6)	**(135.5)**	(175.0)
Net loss (income) from BC before BC's special items		**–**	–	**(24.6)**	9.1	**–**	–
		19,959.1	14,515.8	**19,398.5**	13,840.0	**925.4**	951.3
Income (loss) before special items, income taxes and goodwill amortization		**1,674.7**	1,427.9	**1,657.9**	1,434.2	**41.4**	(15.4)
Special items	20	**1,070.2**	29.7	**812.8**	(2.1)	**662.5**	79.5
Income (loss) before income taxes and goodwill amortization		**604.5**	1,398.2	**845.1**	1,436.3	**(621.1)**	(94.9)
Income taxes	21	**167.0**	422.8	**407.6**	460.9	**(240.6)**	(38.1)
Income (loss) before goodwill amortization		**437.5**	975.4	**437.5**	975.4	**(380.5)**	(56.8)
Goodwill amortization		**46.6**	–	**46.6**	–	**–**	–
Net income (loss)		**$ 390.9**	$ 975.4	**$ 390.9**	$ 975.4	**$(380.5)**	$ (56.8)
Earnings per share:	16						
Basic		**$ 0.27**	$ 0.70				
Diluted		**$ 0.27**	$ 0.69				
Earnings per share, before goodwill amortization:	16						
Basic		**$ 0.31**	$ 0.70				
Diluted		**$ 0.30**	$ 0.69				

The accompanying summary of significant accounting policies and notes are an integral part of these Consolidated Financial Statements and provide information on the financial statement presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended January 31, 2002 and 2001 (millions of Canadian dollars)		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	2002	2001	2002	2001	2002	2001
Operating activities							
Net income (loss)		$ 390.9	$ 975.4	$ 390.9	$ 975.4	$ (380.5)	$ (56.8)
Non-cash items:							
Depreciation and amortization		513.7	302.3	368.7	210.0	145.0	92.3
Net loss from BC		–	–	380.5	56.8	–	–
Provision for credit losses	4	117.5	150.8	–	–	117.5	150.8
Deferred income taxes	21	34.1	271.8	273.5	350.0	(239.4)	(78.2)
Special items	20	1,070.2	29.7	407.7	(49.8)	662.5	79.5
Net changes in non-cash balances related to operations	22	(2,815.0)	(830.1)	(2,703.7)	(629.4)	(111.3)	(200.7)
Cash flows from operating activities		(688.6)	899.9	(882.4)	913.0	193.8	(13.1)
Investing activities							
Additions to property, plant and equipment		(838.8)	(415.1)	(789.8)	(395.4)	(49.0)	(19.7)
Net investment in finance receivables		(869.7)	(1,061.7)	(1.5)	(4.8)	(868.2)	(1,056.9)
Additions to assets under operating leases		(1,021.1)	(2,201.0)	–	–	(1,021.1)	(2,201.0)
Disposal of assets under operating leases		924.2	1,427.5	–	–	924.2	1,427.5
Business acquisitions, net of cash acquired	2	(979.8)	–	(979.8)	–	–	–
Disposal of businesses	20	–	66.1	–	66.1	–	–
Investment in and advances to BC		–	–	(90.4)	(77.5)	90.4	77.5
Other		(122.5)	(60.9)	(80.6)	(14.0)	(41.9)	(46.9)
Cash flows from investing activities		(2,907.7)	(2,245.1)	(1,942.1)	(425.6)	(965.6)	(1,819.5)
Financing activities							
Net variation in short-term borrowings		26.0	458.1	986.5	–	(960.5)	458.1
Proceeds from issuance of long-term debt		3,881.9	1,425.3	1,210.4	38.4	2,671.5	1,386.9
Repayment of long-term debt		(1,009.7)	(220.2)	(48.4)	(139.0)	(961.3)	(81.2)
Issuance of shares, net of related costs		26.2	17.6	26.2	17.6	–	–
Redemption of shares	14	–	(303.8)	–	(303.8)	–	–
Dividends paid		(264.5)	(202.8)	(264.5)	(202.8)	–	–
Cash flows from financing activities		2,659.9	1,174.2	1,910.2	(589.6)	749.7	1,763.8
Effect of exchange rate changes on cash and cash equivalents		25.3	(119.1)	18.3	(87.7)	7.0	(31.4)
Net decrease in cash and cash equivalents		(911.1)	(290.1)	(896.0)	(189.9)	(15.1)	(100.2)
Cash and cash equivalents at beginning of year		1,373.9	1,664.0	1,358.8	1,548.7	15.1	115.3
Cash and cash equivalents at end of year		$ 462.8	$ 1,373.9	$ 462.8	$ 1,358.8	$ –	$ 15.1
Supplemental information							
Cash paid for – interest		$ 477.3	$ 582.2				
– income taxes		$ 79.8	$ 76.0				

The accompanying summary of significant accounting policies and notes are an integral part of these Consolidated Financial Statements and provide information on the financial statement presentation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For the years ended January 31, 2002 and 2001

CONSOLIDATED FINANCIAL STATEMENT PRESENTATION

Bombardier Inc. is incorporated under the laws of Canada. The consolidated balance sheets are unclassified because Bombardier Inc. and its subsidiaries (the "Corporation") carry out their operations in four distinct segments, each one characterized by a specific operating cycle. Financial services and real estate activities, being distinct from Bombardier's other activities, are shown in a separate column (BC) in the *Consolidated Financial Statements.*

The following describes the columns shown in these financial statements:

BOMBARDIER INC. CONSOLIDATED

This column represents all of the activities of the Corporation on a consolidated basis, after elimination of balances and transactions between Bombardier and BC.

BOMBARDIER

This column represents the activities of the Corporation's three manufacturing segments (aerospace, transportation and recreational products). These segments are grouped and referred to as "Bombardier" and intercompany transactions and balances within this column have been eliminated. Bombardier's investment in BC is accounted for, in this column, under the equity method and comprises BC's equity and subordinated debt of Bombardier in BC.

BC

Bombardier Capital (BC) represents the financial services and real estate activities of the Corporation. Intercompany transactions and balances within BC have been eliminated.

BOMBARDIER INC. CONSOLIDATED SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Bombardier Inc. and its subsidiaries, substantially all of which are wholly-owned. They also include the Corporation's proportionate share of its joint ventures. Most legal entities of the transportation segment use a December 31 fiscal year-end. As a result, the Corporation consolidates these operations with a one month lag with the remainder of its operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

TRANSLATION OF FOREIGN CURRENCIES

Foreign operations are classified as integrated or self-sustaining. All significant foreign investees are classified as self-sustaining entities.

[A] SELF-SUSTAINING FOREIGN OPERATIONS

All assets and liabilities are translated at exchange rates in effect at year-end. Revenues and expenses are translated at the average rates of exchange for the period. The resulting net gains or losses are shown under "Deferred translation adjustment" in shareholders' equity.

[B] ACCOUNTS IN FOREIGN CURRENCIES

Accounts in foreign currencies, including integrated foreign investees, are translated using the temporal method. Under this method, monetary balance sheet items are translated at the rates of exchange in effect at year-end and non-monetary items are translated at historical exchange rates. Revenues and expenses (other than depreciation and amortization, which are translated at the same rates as the related assets) are translated at the rates in effect on the transaction dates or at the average rates of exchange for the period. Translation gains or losses are included in the statement of income, except those related to the translation of long-term debt, which are deferred and amortized to income over the remaining life of the related debt on a straight-line basis, and those related to debt designated as an effective hedge of the Corporation's net investment in self-sustaining foreign operations, which are shown under "Deferred translation adjustment" in shareholders' equity.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly liquid investments which have maturities of less than three months at the date of acquisition. These securities are only with investment grade financial institutions.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation is computed under the straight-line method over the following estimated useful lives:

Buildings	10 to 40 years
Equipment	2 to 15 years
Other	3 to 20 years

Depreciation of assets under construction and development commences when they are ready for their intended use.

INCOME TAXES

Income taxes are provided for using the liability method. Under this method, deferred income tax assets and liabilities are determined based on all significant differences between the carrying amounts and tax bases of assets and liabilities using substantively enacted tax rates and laws expected to be in effect when the differences reverse.

EARNINGS PER SHARE

Basic earnings per share and basic earnings per share before goodwill amortization are computed based on net income less dividends on preferred shares and net income before goodwill amortization less dividends on preferred shares, respectively, divided by the weighted average number of Class A (Multiple Voting) Shares and Class B (Subordinate Voting) Shares outstanding during the year. Diluted earnings per share are computed using the treasury stock method, giving effect to the exercise of all dilutive elements.

EMPLOYEE FUTURE BENEFITS

The cost of pension and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and Management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and health care costs. Plan obligations are discounted using current market interest rates and plan assets are presented at fair value. The excess of net actuarial gains and losses over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized to income over the estimated average remaining service life of participants.

ALLOWANCE FOR CREDIT LOSSES

Finance receivables and trade receivables are classified as impaired when, in the opinion of Management, there is reasonable doubt as to the ultimate collectibility of a portion of principal and interest. Accrual of interest income is suspended when the account becomes 90 days delinquent or may be suspended earlier if collection of an account becomes doubtful.

The Corporation maintains an allowance for credit losses in an amount sufficient to provide adequate protection against losses. The level of allowance is based on Management's assessment of the risks associated with each of the Corporation's portfolios, including loss and recovery experience, industry performance and the impact of current and projected economic conditions.

DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation is party to a number of derivative financial instruments, mainly foreign exchange contracts, interest-rate swap agreements and cross-currency interest rate swap agreements used to manage currency and interest rate risks. Gains and losses on foreign exchange contracts entered into to hedge future transactions are deferred and included in the measurement of the related foreign currency transactions. Payments and receipts under interest-rate and cross-currency interest rate swap agreements are recognized as adjustments to interest expense.

ENVIRONMENTAL OBLIGATIONS

Liabilities are recorded when environmental claims or remedial efforts are probable, and the costs can be reasonably estimated. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to future revenue generation, are expensed.

SHARE-BASED PLANS

The issuance of options under the Corporation's share option plans is treated as a capital transaction for accounting purposes. Accordingly, the issuance of options does not give rise to compensation expense in the Consolidated Financial Statements of the Corporation.

The Corporation's contributions to the employee share purchase plan are accounted for in the same manner as the related employee payroll costs.

REVENUE RECOGNITION

Revenues from long-term contracts are recognized using the percentage-of-completion method of accounting in accordance with Statement of Position 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", published by the American Institute of Certified Public Accountants (AICPA). For the transportation segment, the degree of completion is mostly determined by comparing the costs incurred to the total costs anticipated for the entire contract, excluding costs that are not representative of the measure of performance, or based on the units of delivery method when more appropriate.

Estimated revenues from long-term contracts include future revenues from claims when it is probable that such claims, resulting from work performed for customers in addition to the work contemplated in the original contracts, will result in additional revenues in an amount that can be reliably estimated.

New business aircraft contracts are segmented between green aircraft (i.e. before interiors and optional avionics are installed) and completion of interiors. Revenues are recognized based on green aircraft deliveries and upon final acceptance of interiors by the customers.

Revenues from the sale of commercial aircraft, fractional interests in business aircraft and other products and services are recognized upon delivery of products or when the services are rendered.

COST OF SALES

□ AEROSPACE PROGRAMS

Cost of sales for commercial and business aircraft is determined under the program accounting method at the estimated average unit cost computed as a percentage of the sale price of the aircraft. The estimated average unit cost under program accounting is calculated by applying to the sale price of each aircraft the ratio of total estimated production costs for the entire program over the estimated sale price of all aircraft in the program. Non-recurring costs are amortized over a predetermined number of aircraft. In the early stages of a program, a constant gross margin before amortization of non-recurring costs is achieved by deferring a portion of the actual costs incurred for each unit delivered. This excess over average production costs is recovered from sales of aircraft anticipated to be produced later at lower-than-average costs, as a result of the learning curve concept which anticipates a predictable decrease in unit costs as tasks and production techniques become more efficient through repetition and Management action.

Commercial and business aircraft programs are based on long-term delivery forecasts, normally for quantities in excess of contractually firm orders. For new programs, the program quantity is initially based on an established number of units representing what Management believes is a conservative estimate of the number of units to be sold.

Estimates of revenues, unit production costs and delivery periods associated with forecasted orders are an integral component of program accounting, and Management's ability to reasonably estimate these amounts is a requirement for the use of program accounting. Management periodically reviews its assumptions as to the size of the various programs, the estimated period over which the units will be delivered, the estimated future costs and revenues associated with the programs. Adjustments of estimates are accounted for prospectively with the exception of anticipated losses on specific programs which are recognized immediately in the period when losses are anticipated.

□ LONG-TERM CONTRACTS

Cost of sales for long-term contracts is established based on the estimated total contract costs, including material, direct labour and manufacturing overhead costs in relation to the percentage of completion. The effect of changes to total estimated profit for each contract is recognized in the period in which the determination is made and losses, if any, are fully recognized when anticipated.

INVENTORY VALUATION

▫ LONG-TERM CONTRACTS

Long-term contract inventory is mostly computed under the percentage-of-completion method of accounting or under the units of delivery method when more appropriate. It includes material, direct labour, related manufacturing overhead costs and, in the case of contracts accounted for using the percentage-of-completion method, estimated margins.

▫ AEROSPACE PROGRAMS

Inventory costs determined under the program accounting method include raw materials, direct labour and related manufacturing overhead as well as non-recurring costs (development, pre-production and tooling costs), and excess over average production costs.

Non-recurring costs related to the early stages of the design of a modified or new aircraft are expensed until the results from the technical feasibility study and the market analysis of the program justify the deferral of these costs. Subsequent non-recurring costs are capitalized to the related program to the extent that their recovery can be regarded as reasonably assured.

▫ OTHER INVENTORIES

Raw materials, work in process and finished products, other than those included in long-term contracts and aerospace programs, are valued at the lower of cost (specific cost, average cost or first-in, first-out depending on the segment) and replacement cost (raw materials) or net realizable value. The cost of work in process and finished products includes the cost of raw materials, direct labour and related manufacturing overhead.

▫ ADVANCES AND PROGRESS BILLINGS

Advances received and progress billings on long-term contracts and aerospace programs are deducted from related costs in inventories. Advances and progress billings in excess of related contract costs are shown as liabilities.

GOODWILL

Goodwill represents the difference between the purchase price, including acquisition costs, of businesses acquired and the fair value of the identifiable net assets acquired. Goodwill is amortized on a straight-line basis over its useful life over 40 years. The carrying value of goodwill is reviewed periodically for impairment based on an estimate of the undiscounted cash flows of the related acquired businesses over the remaining period of amortization. Effective February 1, 2002, the Corporation prospectively adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) relating to goodwill and other intangible assets and therefore ceased amortizing goodwill as of that date and adopted the goodwill impairment model introduced by the new accounting rules.

INTANGIBLE ASSETS

Intangible assets represent the cost of acquired licences, patents and trademarks and are amortized over their estimated useful lives, not exceeding 20 years. The carrying value of intangible assets is reviewed periodically for impairment based on an estimate of the undiscounted cash flows over the remaining period of amortization.

INTEREST INCOME

Interest income related to finance receivables is recognized on an accrual basis computed on the average daily finance receivables balance outstanding and is recorded in revenues.

SALES OF FINANCE RECEIVABLES

Since April 1, 2001, transfers of finance receivables in securitization transactions are recognized as sales when BC is deemed to have surrendered control over these assets and consideration other than beneficial interests in the transferred assets was received by BC. Assets retained may include interest-only strips, subordinated tranches of securities, servicing rights, overcollateralization amounts and cash reserve accounts, all of which are included in retained interests in the securitized receivables. When the transfer is considered a sale, BC derecognizes all assets sold, recognizes at fair value the assets received and the liabilities incurred and records the gain or loss on the sale in other income. Such gain or loss depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. Fair values are obtained from quoted market prices, when available. However, quotes are generally not available for retained interests and BC generally estimates fair values based on the present value of future expected cash flows using Management's best estimates for credit losses, rate of prepayment, forward yield curves, and discount rates commensurate with the risks involved.

Prior to April 1, 2001, finance receivables transferred were recognized as sales when the significant risks and rewards of ownership were transferred to the purchaser. Transactions entered into prior to April 1, 2001 or completed subsequently pursuant to a commitment made prior to April 1, 2001, were accounted for under the former accounting standard.

DEFERRED ORIGINATION COSTS

BC defers the direct origination costs of finance receivables. These costs are amortized on a yield basis over the expected term of the finance receivables.

LEASE RECEIVABLES

Assets leased under terms which transfer substantially all of the benefits and risks of ownership to customers are accounted for as direct financing leases. Income is recognized over the terms of the applicable leases in a manner that produces a constant rate of return on the lease investment and is recorded in revenues.

ASSETS UNDER OPERATING LEASES

Assets under operating leases are recorded at the lower of cost and net recoverable value. Depreciation is computed under the straight-line method over periods representing their estimated useful lives. BC's rental income from assets under operating leases is recognized over the life of the lease on a straight-line basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2002 and 2001
(tabular figures in millions of Canadian dollars,
except share capital and share option plans)

1. CHANGES IN ACCOUNTING POLICIES

EARNINGS PER SHARE

Effective February 1, 2001, the Corporation retroactively adopted the new recommendations published by the CICA relating to the method of calculation and the presentation and disclosure requirements for earnings per share. The new recommendations, which are essentially aligned with the requirements of the U.S. Financial Accounting Standards Board Statement No. 128 on this subject, require the use of the treasury stock method instead of the imputed earnings method for calculating diluted earnings per share. The impact of the adoption of the new recommendations on the computation of basic and diluted earnings per share is not material for the current and prior years.

TRANSFER OF RECEIVABLES

Effective April 1, 2001, the Corporation prospectively adopted the new CICA recommendations applicable to the transfer of receivables. The new recommendations are essentially consistent with the requirements of the U.S. Financial Accounting Standards Board Statement No. 140. The effect of adopting the new recommendations on the Corporation's consolidated income, financial position and cash flows is not material for the current year.

2. BUSINESS ACQUISITIONS

ADTRANZ

Effective May 1, 2001, the Corporation acquired from DaimlerChrysler AG (DaimlerChrysler) of Stuttgart, Germany, all of the common shares of its subsidiary DaimlerChrysler Rail Systems GmbH (Adtranz) based in Berlin, an integrated manufacturer of transportation equipment, for a cash consideration of $725.0 million US ($1.1 billion). The terms of the sale and purchase agreement (SPA) provide for a purchase price based on the carrying value of the adjusted net assets acquired as at April 30, 2001 (Net Asset Amount) as determined under U.S. generally accepted accounting principles (U.S. GAAP). The SPA also contemplates a maximum purchase price adjustment of €150.0 million, provided that the minimum Net Asset Amount was delivered at closing of the transaction. Under the SPA, on April 30, 2001, DaimlerChrysler made contractual representations and guarantees to the Corporation, including a written confirmation that the minimum level of Net Asset Amount was met.

Starting in May 2001, Adtranz, under the ownership of the Corporation, prepared its April 30, 2001 closing balance sheet under U.S. GAAP in accordance with the provisions of the SPA for the purpose of establishing the Net Asset Amount. The resulting Net Asset Amount did not meet the minimum value contemplated in the SPA due to significant adjustments pertaining to the application of U.S. GAAP and unrecorded costs required to complete contracts with third parties. The SPA provides for a negotiation procedure, and, if warranted, for an arbitration process.

Discussions with DaimlerChrysler have failed to result in an agreement on the value of the Net Asset Amount at closing and, accordingly, the Corporation has notified DaimlerChrysler that it will file a claim against it for damages under the arbitration process governed by the rules of arbitration of the International Chamber of Commerce, as set forth in the SPA. The Corporation's claim will be in the order of €1.0 billion ($1.4 billion). The claim for damages is largely based on material breaches of contractual representations and guarantees, including a significant deficiency in the Net Asset Amount. The ultimate outcome of the above-mentioned disagreement cannot be determined at this time. Bombardier has recorded an initial adjustment of $205.6 million (€150.0 million) as a reduction of goodwill in connection with the purchase price adjustment clause of the SPA. Resolution of the claim in excess of €150.0 million will be accounted for as an additional reduction of goodwill.

2. BUSINESS ACQUISITIONS (cont'd)

This acquisition has been recorded under the purchase method of accounting. The financial results of operations of Adtranz have been consolidated with those of the Corporation as of May 1, 2001. The allocation of the preliminary purchase price, including estimated acquisition costs of $40.0 million, to the net assets acquired at fair value is as follows:

Cash and cash equivalents	$ 279.5
Receivables	1,195.3
Inventories (net of advances of $1,145.2)	618.0
Property, plant and equipment	729.1
Deferred income taxes	823.5
Other assets	396.2
	4,041.6
Intercompany balance with DaimlerChrysler	(374.3)
Accounts payable and accrued liabilities	(3,231.0)
Advances and progress billings in excess of related costs	(1,571.0)
Long-term debt	(29.1)
Other liabilities	(428.2)
	(5,633.6)
Identifiable net assets at fair value	(1,592.0)
Goodwill	2,764.2
Purchase consideration	$ 1,172.2

Management has established the preliminary purchase price allocation taking into account all relevant information at the time of preparing these Consolidated Financial Statements. However, the preliminary purchase price allocation is subject to further refinements. A provision for restructuring costs amounting to $189.2 million, of which $78.1 million relates to the write-down of acquired property, plant and equipment, has been recorded in the purchase equation. The remaining amount of the provision relates to anticipated employee severance and other involuntary termination costs as well as other exit costs.

The Corporation has not recognized, in its preliminary purchase price allocation, future income tax benefits amounting to approximately $645.0 million, relating to acquired losses for tax purposes and other deductible temporary differences. Any subsequent recognition of these unrecorded future income tax benefits will be recorded as a reduction of goodwill related to this acquisition.

2. BUSINESS ACQUISITIONS (cont'd)

OMC

On March 9, 2001, the Corporation acquired for a cash consideration of $53.8 million US ($83.3 million), before acquisition costs of $3.8 million, most of the net assets of the engine manufacturing operations of Outboard Marine Corporation (OMC). This acquisition occured following OMC's and certain of its subsidiaries' filing, on December 22, 2000, of a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. OMC was a leading manufacturer of engines built to service the boat industry and the acquired assets include the Evinrude and Johnson outboard marine engine brands and Ficht fuel-injection technology.

Net assets acquired at fair value	
Receivables	**$ 8.3**
Inventories	**76.3**
Property, plant and equipment	**73.8**
	158.4
Accounts payable and accrued liabilities	**(71.3)**
Purchase consideration	**$ 87.1**

3. RECEIVABLES

Bombardier's receivables essentially comprise trade accounts receivable. These receivables were concentrated in the transportation and aerospace segments (86% and 9%, respectively, as at January 31, 2002; 73% and 22%, respectively, as at January 31, 2001) and were mainly located in Europe and in North America (72% and 19%, respectively, as at January 31, 2002; 54% and 39%, respectively, as at January 31, 2001).

4. FINANCE RECEIVABLES

	2002			2001		
	Total	Weighted average maturity (months)	Weighted average rate (%)	Total	Weighted average maturity (months)	Weighted average rate (%)
BC						
Commercial						
– Loans	$1,164.4	58	6.9	$1,166.7	61	9.2
– Receivables	2,481.7	12	4.6	1,670.5	12	8.6
– Lease receivables	504.6	35	5.9	342.0	36	8.9
	4,150.7	28	5.4	3,179.2	32	8.9
Floor plan						
– Receivables	973.7	6	9.6	972.1	6	11.4
	5,124.4			4,151.3		
Allowance for credit losses	(32.3)			(22.2)		
Total – continued portfolios	5,092.1			4,129.1		
Discontinued portfolios [1]						
Manufactured housing loans	630.7	267	11.7	2,067.6	315	10.7
Consumer loans	443.9	98	11.5	274.9	91	13.5
Other [2]						
– Loans	131.5			169.0		
– Lease receivables	341.1			610.9		
	472.6	28	8.6	779.9	36	8.9
	1,547.2			3,122.4		
Allowance for credit losses	(241.0)			(110.8)		
Total - discontinued portfolios	1,306.2			3,011.6		
	6,398.3			7,140.7		
Bombardier						
Finance receivables	63.4			62.0		
Total	$6,461.7			$ 7,202.7		

[1] During the year ended January 31, 2002, Management decided to exit the manufactured housing and consumer finance activities. As a result, these portfolios have been reclassified as discontinued portfolios.

[2] Include the technology management and finance, mid-market equipment commercial finance and small ticket finance portfolios.

4. FINANCE RECEIVABLES (cont'd)

PRODUCT DESCRIPTION – BC

[i] Commercial loans and receivables

Commercial loans and receivables include aircraft, transportation and industrial equipment loans and receivables mostly related to third-party financing of business aircraft and related products, railcar financing and interim financing of commercial aircraft. Receivables mostly arise from the factoring of the Bombardier manufacturing segments' receivables from third parties. They are generally collateralized by the related assets.

[ii] Floor plan receivables

Floor plan receivables arise mainly from the financing of products owned by retailers and are collateralized by the related inventory as well as generally secured by repurchase agreements with distributors or manufacturers. In case of default, BC may repossess the products from a retailer within a time period specified in the agreement and may require the distributors or manufacturers to repurchase them for a cash consideration equal to the outstanding balance.

During the year ended January 31, 2001, BC purchased two portfolios of floor plan receivables for a cash consideration of $107.4 million.

[iii] Manufactured housing loans

Manufactured housing loans consist of contractual promises by the buyers of manufactured housing units in the United States to pay amounts owed under retail installment sales contracts. BC obtains a security interest in the housing units purchased.

In connection with BC's decision to exit completely from the manufactured housing finance activity as described in note 20, modifications were made to certain securitization transactions for manufactured housing portfolios. As a result, these portfolios, previously securitized and accounted for as financing transactions, and their corresponding asset-backed bonds recorded as long-term debt, are no longer presented on the Corporation's balance sheet.

[iv] Consumer loans

Consumer loans relate primarily to the financing of third-party recreational products in the form of revolving credit and installment loans secured by the related recreational products to consumers in the United States. This portfolio was discontinued during the year ended January 31, 2002.

[v] Lease receivables

Lease receivables consist of the following:

	2002	2001
Total minimum lease payments	**$ 955.2**	$1,072.2
Unearned income	**(144.3)**	(176.8)
Unguaranteed residual value	**34.8**	57.5
	$ 845.7	$ 952.9

The minimum lease payments for the next five years are as follows: 2003 – $473.3 million; 2004 – $160.6 million; 2005 – $98.5 million; 2006 – $58.1 million and 2007 – $52.4 million.

[vi] Credit facilities

BC has provided certain of its third-party customers with lines of credit totalling $703.0 million and $2,582.0 million US as at January 31, 2002 ($796.0 million and $2,589.5 million US as at January 31, 2001). The unused portion of these facilities amounted to $268.9 million and $1,055.7 million US as at January 31, 2002 ($414.2 million and $1,042.0 million US as at January 31, 2001).

4. FINANCE RECEIVABLES (cont'd)

ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses were as follows:

	2002	2001
Balance at beginning of year	$ 133.0	$ 56.5
Provision for credit losses	657.9	230.3
Amounts charged off – net of recoveries	(517.6)	(153.8)
Balance at end of year	$ 273.3	$ 133.0

The provision for credit losses included a special charge of $540.4 million for the year ended January 31, 2002 and $79.5 million for the year ended January 31, 2001 as described in note 20.

Impaired finance receivables amounted to $106.1 million and $187.5 million as at January 31, 2002 for continued and discontinued portfolios respectively ($25.8 million and $356.4 million as at January 31, 2001). Repossessed assets amounted to $41.3 million and $84.1 million as at January 31, 2002 and 2001 respectively. The allowance for credit losses has been established after taking into consideration expected recoveries from impaired finance receivable collections of principal and interest and from collateral realizations.

GEOGRAPHIC DISTRIBUTION – BC

The geographic distribution of BC's finance receivables, before allowance for credit losses, was as follows:

					2002
	Canada	United States	Western Europe	Other	Total
Loans	$ 149.6	$ 1,792.5	$ 288.3	$ 140.1	$ 2,370.5
Receivables	1,145.0	2,090.6	219.8	–	3,455.4
Lease receivables	105.8	470.1	145.7	124.1	845.7
	$1,400.4	$4,353.2	$ 653.8	$264.2	$ 6,671.6

					2001
	Canada	United States	Western Europe	Other	Total
Loans	$ 515.5	$2,821.8	$ 90.9	$250.0	$3,678.2
Receivables	1,001.5	1,500.9	140.2	–	2,642.6
Lease receivables	163.1	672.4	23.5	93.9	952.9
	$1,680.1	$4,995.1	$254.6	$343.9	$ 7,273.7

No single customer represented more than 10% of BC's finance receivables as at January 31, 2002 and 2001.

SECURITIZATIONS AND OTHER TRANSFERS OF RECEIVABLES

BC periodically sells finance receivables to third-party special purpose entities (SPEs). The SPEs issue various asset-backed securities representing interests in the assets transferred. During the years ended January 31, 2002 and 2001, BC sold $3,860.0 million and $4,106.7 million of floor plan finance receivables to revolving securitization SPEs. In addition to the finance receivables presented on its balance sheet, BC was servicing $1,890.7 million as at January 31, 2002 ($1,969.4 million as at January 31, 2001) of securitized floor plan finance receivables. It also continues to service $313.8 million as at January 31, 2002 ($1,335.1 million as at January 31, 2001) of finance receivables related to securitized discontinued portfolios. In addition, an amount of $2,635.3 million as at January 31, 2002 of manufactured housing loans in public securitization vehicles are serviced by BC but are not considered assets under management, following Management's September 26, 2001 decision to exit this business.

4. FINANCE RECEIVABLES (cont'd)

BC retains interests in the finance receivables sold to SPEs, including interest-only strips (representing the present value of the SPEs' expected future excess cash flows), subordinated tranches of securities, servicing rights, overcollateralization amounts, cash reserve accounts and transferor interests. BC retained interests amounting to $827.5 million as at January 31, 2002 ($674.0 million as at January 31, 2001) in the finance receivables sold to SPEs. BC records fee income in connection with the retained servicing rights. BC's retained interests are presented with the related finance receivable portfolios.

BC provides credit enhancements in order to achieve certain credit ratings for the asset-backed securities issued by the SPEs by way of subordination of a portion of its retained interests. Credit enhancements amounted to $621.9 million as at January 31, 2002. The holders of asset-backed securities and the securitization SPEs have no recourse to BC's other assets.

In addition, BC services a portfolio of lease receivables sold to third parties related to its discontinued technology management and finance portfolio, amounting to $89.9 million as at January 31, 2002 ($194.2 million as at January 31, 2001).

5. ASSETS UNDER OPERATING LEASES

BC's assets under operating leases were as follows:

	2002	2001
Aircraft		
– Business	**$1,133.0**	$1,032.2
– Commercial	**645.2**	521.8
Freight cars – Assets held for resale	**81.0**	184.0
Industrial equipment	**61.7**	25.2
Discontinued portfolios (note 4)	**88.7**	94.4
	2,009.6	1,857.6
Accumulated depreciation	**(178.4)**	(89.5)
	$1,831.2	$1,768.1

Freight cars held temporarily, pending their financing through sale and leaseback transactions, are presented as assets held for resale. For the purpose of establishing the assets under management, the portfolio of off-balance sheet freight cars amounted to $1,067.9 million as at January 31, 2002 ($917.8 million as at January 31, 2001) which represents the net present value of the minimum lease payments of $1,974.4 million as at January 31, 2002 ($1,737.7 million as at January 31, 2001), pursuant to sale and leaseback transactions disclosed in note 25 [B].

The weighted average maturity of the operating leases was 52 months as at January 31, 2002 (53 months as at January 31, 2001).

Depreciation of assets under operating leases was $132.4 million for the year ended January 31, 2002 ($81.8 million for the year ended January 31, 2001) and is included in depreciation and amortization.

6. INVENTORIES

	2002	2001
Raw materials and work in process	**$ 545.4**	$ 395.0
Long-term contracts and aerospace programs	**7,087.8**	5,436.9
Finished products	**1,323.3**	581.8
	$8,956.5	$6,413.7

6. INVENTORIES (cont'd)

AEROSPACE PROGRAMS

Inventory costs include non-recurring and excess over average production costs for which recovery depends on future firm customer orders. As at January 31, 2002, costs to be recovered from future firm customer orders amounted to $2,498.4 million ($2,137.0 million as at January 31, 2001) for programs under commercial production. For programs not yet under commercial production, namely the Bombardier Continental, the Bombardier Global 5000 and the Bombardier CRJ900, non-recurring costs amounted to $433.5 million as at January 31, 2002 ($233.6 million as at January 31, 2001 for the Bombardier Continental and the Bombardier CRJ900).

Anticipated proceeds from future sales of aircraft for each program exceeded the related costs in inventory as at January 31, 2002 and 2001, plus the estimated additional non-recurring and production costs still to be incurred for each program. However, substantial amounts of unrecoverable costs may eventually be charged to expense in a given year if fewer than the aircraft program quantity are sold, the proceeds from future sales of aircraft are lower than those currently estimated, or the costs to be incurred to complete the programs exceed current estimates. During the year ended January 31, 2002, an amount of $264.0 million of non-recurring costs for the Bombardier Q400 aircraft was written off (see note 20).

ADVANCES AND PROGRESS BILLINGS

Under certain contracts, title to inventories is vested in the customer as the work is performed in accordance with contractual arrangements and industry practice. In addition, in the normal conduct of its operations, the Corporation provides performance bonds, bank guarantees and other forms of guarantees to customers, mainly in the transportation segment, as security for advances received from customers pending performance under certain contracts. In accordance with industry practice, the Corporation remains liable to the purchasers for the usual contractor's obligations relating to contract completion in accordance with predetermined specifications, timely delivery and product performance.

Costs incurred and accrued margins related to long-term contracts and costs incurred related to ongoing aerospace programs amounted to $11,693.2 million as at January 31, 2002 ($9,485.3 million as at January 31, 2001). Advances received and progress billings on long-term contracts and ongoing aerospace programs amounted to $7,624.4 million as at January 31, 2002 ($6,411.2 million as at January 31, 2001) of which $3,019.0 million represents a liability disclosed as advances and progress billings in excess of related costs as at January 31, 2002 ($2,362.8 million as at January 31, 2001).

7. PROPERTY, PLANT AND EQUIPMENT

		2002		2001
	Cost	Accumulated depreciation	Cost	Accumulated depreciation
Bombardier				
Land	$ 213.8	$ –	$ 109.9	$ –
Buildings	2,062.2	417.1	1,251.7	347.3
Equipment	2,295.3	1,162.7	1,867.2	1,071.3
Other	367.5	113.7	205.5	57.6
	4,938.8	1,693.5	3,434.3	1,476.2
BC	213.7	50.6	172.5	39.7
	5,152.5	$1,744.1	3,606.8	$1,515.9
Accumulated depreciation	(1,744.1)		(1,515.9)	
	$ 3,408.4		$ 2,090.9	

Included in the above are assets under construction and development amounting to $357.2 million as at January 31, 2002 ($360.2 million as at January 31, 2001).

8. GOODWILL

Goodwill amounted to $2,712.9 million, net of accumulated amortization of $45.7 million, as at January 31, 2002 (nil as at January 31, 2001). Goodwill is related to the Adtranz acquisition as described in note 2.

9. OTHER ASSETS

	2002		2001	
	Bombardier	**BC**	Bombardier	BC
Licences, patents and trademarks (net of accumulated amortization of $12.3 million)	**$ 257.2**	**$ –**	$ –	$ –
Deferred income taxes	**583.2**	**325.5**	109.5	72.3
Prepaid expenses	**159.9**	**86.7**	96.4	75.9
Accrued benefit asset	**246.4**	**–**	146.6	–
Other	**209.7**	**148.4**	69.1	134.0
	$1,456.4	**$560.6**	$421.6	$282.2

10. SHORT-TERM BORROWINGS

	2002	2001
Bombardier	**$1,341.7**	$ –
BC	**1,695.3**	2,531.2
	$ 3,037.0	$2,531.2

Under banking syndicate agreements, Bombardier Inc. and some of its subsidiaries must maintain certain financial ratios, a condition which had been met as at January 31, 2002 and 2001.

10. SHORT-TERM BORROWINGS (cont'd)

BOMBARDIER

Bombardier's credit facilities and borrowings as well as their rates and maturities were as follows:

							2002
	Available			Drawn		Rate	Maturity
		Cash	Currency component	Letters of credit	Year-end	Average for the year	
Credit facilities:							
European	$2,325.9	$ 414.9	€300.0	$ 985.7	3.6%	4.2%	2006
North American	1,750.0	165.4		145.5	2.2%	3.7%	2003-2006
	$4,075.9	580.3		$1,131.2			
Borrowings:							
Notes		761.4	€200.0 ¥20,000.0		2.4%	2.7%	2003
		$1,341.7					

						2001
	Available		Drawn		Rate	Maturity
		Cash	Letters of credit	Year-end	Average for the year	
Credit facilities:						
European	$2,373.7	$ –	$1,190.1	–	6.3%	2006
North American	1,750.0	–	346.6	–	6.0%	2002-2006
	$4,123.7	$ –	$1,536.7			

The European facility can be used to issue bank guarantees and letters of credit or to draw advances in various freely convertible currencies up to a maximum amount of €1.7 billion or its equivalent in other currencies. Advances drawn under the facility bear interest at variable rates based on Euribor or LIBOR.

During the year ended January 31, 2002, the Corporation renewed the committed 364-day, $750.0 million portion of its syndicated North American bank credit facility until September 2002. Amounts may be drawn under the North American facility in Canadian or U.S. dollars or in euros at variable rates based on the Canadian prime rate, U.S. base rate, LIBOR, or banker's acceptance discount rate or the facility may be used for the issuance of letters of credit. The facility may also be used as a liquidity back-up for the Corporation's $1.0 billion Commercial Paper program.

In August 2001, Bombardier Inc. issued $250.0 million of 13-month floating-rate notes in the Canadian market and Bombardier Corporation, a wholly-owned subsidiary of the Corporation, issued $518.3 million (€200.0 million and ¥20.0 billion) of 13-month floating-rate notes in the Euromarket.

In addition, standby letters of credit were assumed as a result of the Adtranz acquisition described in note 2, amounting to $2,449.4 million as at January 31, 2002 and Bombardier had $1,213.9 million of outstanding letters of credit as at January 31, 2002 ($703.1 million as at January 31, 2001) in addition to the outstanding letters of credit shown in the table above.

10. SHORT-TERM BORROWINGS (cont'd)

BC

BC's credit facilities and their rates and maturities were as follows:

						2002
	Available		**Drawn**		**Rate**	**Maturity**
		Cash	**US $ component**	**Year-end**	**Average for the year**	
Credit facilities:						
Revolving lines	**$2,610.8**	**$ 1,277.3**	**$749.5**	**2.1%**	**4.3%**	**2003-2006**
Bank loans	**286.6**	**215.3**	**95.0**	**2.9%**	**4.6%**	**2003**
Other	**796.3**	**202.7**	**124.4**	**2.0%**	**2.6%**	**2003**
	$3,693.7	**$1,695.3**				

						2001
	Available		Drawn		Rate	Maturity
		Cash	US $ component	Year-end	Average for the year	
Credit facilities:						
Revolving lines	$2,500.0	$2,221.5	$1,431.7	7.0%	6.7%	2002-2006
Bank loans	142.5	142.5	95.0	6.2%	7.2%	2002
Other	240.0	167.2	23.6	6.4%	6.5%	2002
	$2,882.5	$2,531.2				

REVOLVING LINES

Bombardier Capital Inc. has a $1.9 billion ($1.2 billion US) committed, unsecured, revolving credit facility with a syndicate of banks (the "U.S. Facility"). This facility is composed of two equal tranches: a 364-day tranche maturing September 2002 and a 5-year tranche maturing July 10, 2005. Bombardier Capital Ltd. has a $700.0 million committed, unsecured, revolving, 364-day credit facility with a syndicate of banks (the "Canadian Facility") maturing in September 2002. They also serve as liquidity back-up for the borrowers' respective commercial paper programs for a maximum amount of $1.9 billion ($1.2 billion US) for Bombardier Capital Inc. and $700.0 million for Bombardier Capital Ltd.

Under the U.S. Facility, amounts may be drawn at variable rates based on the U.S. base rate or LIBOR, while, under the Canadian Facility amounts may be drawn in Canadian dollars or U.S. dollars at variable rates based on the Canadian prime rate, U.S. base rate, LIBOR or banker's acceptance discount rate. The outstanding amounts under these facilities included $1,277.3 million as at January 31, 2002 ($2,221.5 million as at January 31, 2001) of commercial paper borrowings, with maturities of up to six months.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		2002		2001
	Bombardier	**BC**	Bombardier	BC
Accounts payable	**$2,990.2**	**$ 94.7**	$1,868.8	$ 62.6
Payroll related liabilities	**447.7**	**0.3**	358.8	0.6
Accrued liabilities	**3,923.0**	**323.5**	1,612.4	133.4
	$ 7,360.9	**$418.5**	$3,840.0	$196.6

12. LONG-TERM DEBT

The Corporation's long-term debts and their average rates and maturities were as follows:

				2002
	$	Currency component	Average rate	Maturity
Bombardier				
Debentures	1,527.6	€500.0	6.4 %	2004-2027
		£175.0		
Notes	315.4	$ 167.3 US	6.6 %	2004-2012
Other loans	237.7	$ 64.9 US	4.0 %	2003-2029
		€32.6		
	2,080.7			
BC				
Notes	5,047.0	$2,730.0 US	3.0 %	2003-2008
Capital Trust Securities	310.5	$ 195.0 US	2.4 %	2033
Debentures	250.0	–	2.9 %	2004
Other loans	169.5	$ 70.0 US	6.6 %	2003-2017
	5,777.0			
	7,857.7			

				2001
	$	Currency component	Average rate	Maturity
Bombardier				
Debentures	450.0	–	7.4 %	2004-2027
Notes	312.9	$ 175.9 US	6.6 %	2004-2012
Other loans	116.5	$ 10.8 US	4.5 %	2002-2029
	879.4			
BC				
Notes	3,025.0	$1,750.0 US	7.0 %	2002-2006
Asset-backed bonds	1,490.1	$ 993.4 US	7.8 %	2002-2030
Capital Trust Securities	300.0	$ 200.0 US	7.1 %	2033
Debentures	250.0	–	7.2 %	2004
Other loans	186.7	$ 84.1 US	8.3 %	2002-2017
	5,251.8			
	6,131.2			

12. LONG-TERM DEBT (cont'd)

BC's Capital Trust Securities bear interest at variable rates based on LIBOR unless remarketed as a junior fixed rate Subordinated Security. As at January 31, 2002, the remainder of the Corporation's long-term debt bears interest at fixed rates except for $172.1 million of Bombardier's other loans, $1,360.1 million of BC's notes and $26.0 million of other loans ($52.7 million of Bombardier's other loans, $525.0 million of BC's notes and $142.5 million of asset-backed bonds as at January 31, 2001).

Average rates are based on year-end balances and interest rates, after giving effect to the $5,683.9 million of interest-rate and cross-currency interest rate swap agreements ($2,941.3 million as at January 31, 2001) described in note 23.

As of January 31, 2002, BC no longer presents the asset-backed bonds related to the discontinued manufactured housing portfolios previously securitized to third parties on its balance sheet (see note 4).

The repayment requirements on the long-term debt during the next five years are as follows:

	Bombardier Inc. consolidated	Bombardier	BC
2003	**$2,234.4**	**$ 50.3**	**$2,184.1**
2004	**1,394.1**	**184.3**	**1,209.8**
2005	**757.6**	**24.5**	**733.1**
2006	**585.4**	**257.2**	**328.2**
2007	**1,479.4**	**559.2**	**920.2**

As at January 31, 2002 and 2001, the Corporation had complied with the restrictive covenants contained in its various financing agreements.

13. OTHER LIABILITIES

	2002		2001	
	Bombardier	**BC**	Bombardier	BC
Income taxes payable	**$ 29.1**	**$ 2.6**	$ 91.1	$0.2
Accrued benefit liability	**1,036.2**	**3.3**	492.1	2.3
Deferred income taxes	**868.0**	**4.9**	944.4	–
Other	**25.4**	**–**	–	–
	$ 1,958.7	**$10.8**	$1,527.6	$2.5

14. SHARE CAPITAL

PREFERRED SHARES

An unlimited number of preferred shares, without nominal or par value, issuable in series, of which the following series have been authorized:

12,000,000 Series 2 Cumulative Redeemable Preferred Shares, non-voting, redeemable at the Corporation's option at $25.00 per share on August 1, 2002 or at $25.50 per share thereafter, convertible on a one-for-one basis on August 1, 2002 and on August 1 of every fifth year thereafter into Series 3 Cumulative Redeemable Preferred Shares. On a conversion date, if the Corporation determines after having taken into account all shares tendered for conversion by holders that there would be less than 1,000,000 outstanding Series 2 Preferred Shares, such remaining number shall automatically be converted into an equal number of Series 3 Preferred Shares. Additionally, if the Corporation determines that on any conversion date, there would be less than 1,000,000 outstanding Series 3 Preferred Shares, then no Series 2 Preferred Shares may be converted. Until July 31, 2002, the quarterly dividend rate is equal to $0.34375 per share. Thereafter, floating adjustable cumulative preferential cash dividends will be payable monthly, if declared, commencing on August 1, 2002, with the annual floating dividend rate equal to 80% of the Canadian prime rate. The dividend rate will float in relation to changes in the prime rate and will be adjusted upwards or downwards on a monthly basis to a monthly maximum of 4% if the trading price of the Series 2 Preferred Shares is less than $24.90 per share or more than $25.10 per share; and

12,000,000 Series 3 Cumulative Redeemable Preferred Shares, non-voting, redeemable at the Corporation's option at $25.00 per share on August 1, 2007 and on August 1 of every fifth year thereafter, convertible on a one-for-one basis at the option of the holder on August 1, 2007 and on August 1 of every fifth year thereafter into Series 2 Cumulative Redeemable Preferred Shares. On a conversion date, if the Corporation determines after having taken into account all shares tendered for conversion by holders that there would be less than 1,000,000 outstanding Series 3 Preferred Shares, such remaining number shall automatically be converted into an equal number of Series 2 Preferred Shares. Additionally, if the Corporation determines that on any conversion date there would be less than 1,000,000 outstanding Series 2 Preferred Shares, then no Series 3 Preferred Shares may be converted. The initial dividend, if declared, will be payable on October 31, 2002 and the quarterly dividend rate will be fixed by the Corporation at least 45 days before the initial dividend, for the first five-year period. Each five-year fixed dividend rate selected by the Corporation shall not be less than 80% of the Government of Canada bond yield as defined in the Articles of Amendment creating the Series 3 Preferred Shares.

COMMON SHARES

1,792,000,000 Class A (Multiple Voting) Shares, without nominal or par value, 10 votes each, convertible at the option of the holder into one Class B (Subordinate Voting) Share; and

1,792,000,000 Class B (Subordinate Voting) Shares, without nominal or par value, one vote each, with an annual non-cumulative preferential dividend of $0.001563 per share, and convertible, at the option of the holder, into one Class A (Multiple Voting) Share, after the occurrence of one of the following events: (i) an offer made to Class A (Multiple Voting) shareholders is accepted by the present controlling shareholder (the Bombardier family); (ii) such controlling shareholder ceases to hold more than 50% of all outstanding Class A (Multiple Voting) Shares of the Corporation.

SHARE REPURCHASE

During the year ended January 31, 2001, the Corporation repurchased 15,866,300 shares of its common shares for an aggregate purchase price of $303.8 million.

15. SHARE-BASED PLANS

SHARE OPTION PLANS

Under share option plans, options are granted to key employees and directors to purchase Class B (Subordinate Voting) Shares. Of the 135,782,688 Class B (Subordinate Voting) Shares initially reserved for issuance, 71,013,694 were available for issuance under these share option plans as at January 31, 2002. The exercise price is equal to the average of the closing prices on the stock exchange during the five trading days preceding the date on which the option was granted. These options vest at 25% per year during a period commencing two years following the grant date, except for 348,000 outstanding options granted to directors which vest at 20% per year commencing on the grant date. The options terminate no later than 10 years after the grant date.

The summarized information on options issued and outstanding as at January 31, 2002 is as follows:

	Issued and outstanding			Exercisable	
Exercise price range	Number of options	Average remaining life (years)	Average exercise price	Number of options	Average exercise price
$0 to $5	**16,630,466**	**2.79**	**$ 3.57**	**16,630,466**	**$ 3.57**
$6 to $10	**13,507,768**	**6.46**	**9.10**	**4,324,915**	**8.14**
$11 to $15	**3,072,750**	**7.52**	**11.27**	**1,148,750**	**11.26**
$16 to $20	**4,285,000**	**8.21**	**18.62**	**–**	**–**
$21 to $25	**6,346,000**	**9.23**	**21.99**	**–**	**–**
	43,841,984			**22,104,131**	

The number of options has varied as follows:

	2002		2001	
	Number of options	Average exercise price	Number of options	Average exercise price
Balance at beginning of year	**44,227,634**	**$ 8.14**	44,727,660	$ 6.36
Granted	**5,827,000**	**21.68**	5,747,500	19.72
Exercised	**(4,720,150)**	**5.55**	(4,299,020)	4.11
Cancelled	**(1,492,500)**	**16.15**	(1,948,506)	10.31
Balance at end of year	**43,841,984**	**$ 9.95**	44,227,634	$ 8.14
Options exercisable at end of year	**22,104,131**	**$ 4.86**	19,048,837	$ 3.84

EMPLOYEE SHARE PURCHASE PLAN

Under the Employee Share Purchase Plan, employees of the Corporation may set aside funds through payroll deductions for an amount up to a maximum of 20% of their base salary subject to a yearly maximum of $30,000 per employee. The Corporation contributes to the plan an amount equal to 20% of the employees' contributions. The contributions are used to purchase Class B (Subordinate Voting) Shares of the Corporation in the open market. The Corporation's contribution to the plan for the year ended January 31, 2002 amounted to $14.1 million ($11.5 million for the year ended January 31, 2001).

16. EARNINGS PER SHARE

The number of shares and options are expressed in thousands.

		2002		2001
Basic and diluted earnings per share				
Net income	$	390.9	$	975.4
Preferred share dividends after tax		17.6		17.1
Net income available to common shareholders	$	373.3	$	958.3
Weighted average number of common shares outstanding		1,368,516		1,369,021
Stock options		21,683		27,378
Weighted average diluted number of common shares outstanding		1,390,199		1,396,399
Basic	$	0.27	$	0.70
Diluted	$	0.27	$	0.69
Basic and diluted earnings per share, before goodwill amortization				
Income before goodwill amortization	$	437.5	$	975.4
Preferred share dividends after tax		17.6		17.1
Income before goodwill amortization available to common shareholders	$	419.9	$	958.3
Basic	$	0.31	$	0.70
Diluted	$	0.30	$	0.69

For the year ended January 31, 2002, a total of 9,119 stock options were excluded from the calculation of diluted earnings per share since the exercise price of these options exceeded the average market value of the Corporation's common shares for the year.

17. RESEARCH AND DEVELOPMENT EXPENSES

Bombardier's cost of sales and operating expenses include research and development expenses amounting to $233.5 million for the year ended January 31, 2002 ($123.4 million for the year ended January 31, 2001) excluding those incurred under contracts and programs.

18. INTEREST EXPENSE

	2002		2001	
	Bombardier	BC	Bombardier	BC
Long-term debt	$123.4	$320.0	$ 72.2	$321.8
Short-term borrowings	58.6	101.2	36.0	177.2
	182.0	421.2	108.2	499.0
Allocated to BC	–	–	(38.4)	38.4
	$182.0	$421.2	$ 69.8	$ 537.4

BC's interest expense of $421.2 million for the year ended January 31, 2002 ($499.0 million for the year ended January 31, 2001) is classified as cost of sales and operating expenses.

19. OTHER INCOME

Other income includes the following:

	2002	2001
BC		
Gain on sale of finance receivables	**$ 51.7**	$ 82.9
Servicing and other fees	**66.5**	52.3
Other	**17.3**	39.8
	135.5	175.0
Bombardier		
Interests	**35.1**	43.6
	$170.6	$218.6

20. SPECIAL ITEMS

The Corporation recorded the following special items:

	2002	2001
Aerospace	**$ 333.5**	$ (49.8)
Transportation	**74.2**	–
BC	**662.5**	79.5
Special items, pre-tax	**1,070.2**	29.7
Income taxes on BC special items	**(257.4)**	(31.8)
Special items of Bombardier[1]	**812.8**	(2.1)
Income taxes on Bombardier's special items	**(121.2)**	5.8
Special items, after tax	**$ 691.6**	$ 3.7

[1] After equity pick-up of BC's net income

FOR THE YEAR ENDED JANUARY 31, 2002

On September 26, 2001, the Corporation recorded a special charge of $264.0 million related to the write-off of the carrying value of the non-recurring costs of the Bombardier Q400 program in the aerospace segment. This charge is due to the overall outlook of the turboprop aircraft market. In addition, the Corporation reduced employment levels, production rates and deliveries in this segment to adjust to current market conditions. As a result, a $69.5 million special charge for severance and other involuntary termination benefits was recorded during the year ended January 31, 2002.

The Corporation also recorded a special charge of $74.2 million during the fourth quarter in the transportation segment for restructuring costs related to severance and other involuntary termination costs and to the write-down in the value of certain manufacturing assets in Europe and North America. These charges result from the integration of the transportation manufacturing operations with those of Adtranz. In addition to these restructuring costs, restructuring costs amounting to $189.2 million have been provided for in the Adtranz preliminary purchase price allocation (see note 2).

20. SPECIAL ITEMS (cont'd)

In addition, the Corporation discontinued loan origination activities for the manufactured housing and the consumer products finance businesses for the BC segment. As a result of this decision and the slowdown of the U.S. economy which negatively affected the credit quality of the portfolios related to these businesses, BC recorded a special charge of $540.4 million related to the impairment of the value of these on- and off-balance sheet portfolios. BC also incurred charges of $122.1 million for the write-down of the value of other assets related to the discontinued portfolios and for other related restructuring charges.

FOR THE YEAR ENDED JANUARY 31, 2001

During the quarter ended July 31, 2000, the Corporation sold Bombardier Services (UK) Limited's defense service business, including its wholly-owned subsidiary Airwork Ltd., an operation located in the United Kingdom. The net sale proceeds of $66.1 million resulted in a net gain of $49.8 million.

A special charge of $79.5 million has been provided for during the quarter ended April 30, 2000, related to additional provision for credit losses for BC's small ticket finance portfolio.

21. INCOME TAXES

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense was as follows:

	2002		2001	
	$	%	$	%
Income taxes calculated at statutory rates	214.0	38.4	553.2	39.6
Increase (decrease) resulting from:				
Manufacturing and processing credit	(53.1)	(9.5)	(69.4)	(5.0)
Income tax rates differential of foreign investees	(51.9)	(9.3)	(45.7)	(3.3)
Non-recognition of tax benefits related to foreign investees' losses and temporary differences	75.2	13.5	20.4	1.5
Recognition of previously unrecorded tax benefits	(2.7)	(0.5)	(16.4)	(1.2)
Tax-exempt items	11.2	2.0	(26.5)	(1.9)
Effect of income tax rate changes	(40.8)	(7.3)	–	–
Other	15.1	2.6	7.2	0.5
	167.0	29.9	422.8	30.2
Current income taxes	132.9		151.0	
Deferred income taxes				
– Temporary differences	77.6		288.2	
– Effect of income tax rate changes	(40.8)		–	
– Recognition of previously unrecorded tax benefits	(2.7)		(16.4)	
	167.0		422.8	

21. INCOME TAXES (cont'd)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred income tax asset (liability) as at January 31 were as follows:

	2002	2001
Inventories	**$(1,156.6)**	$(1,175.0)
Loss carryforwards	**2,011.7**	702.7
Warranty and other provisions	**469.0**	179.3
Finance receivables	**169.2**	77.4
Assets under operating leases	**(281.9)**	(203.2)
Accrued benefit liability	**262.1**	114.0
Property, plant and equipment	**47.5**	(1.0)
Intangible assets	**(91.3)**	–
Other	**(164.1)**	(110.9)
	1,265.6	(416.7)
Valuation allowance	**(1,229.8)**	(345.9)
Net amount	**$ 35.8**	$ (762.6)

The net amount of deferred income tax is presented on the Corporation's balance sheet as follows:

	2002	2001
Deferred income tax liability	**$ (872.9)**	$ (944.4)
Deferred income tax asset	**908.7**	181.8
Net amount	**$ 35.8**	$ (762.6)

Losses carried forward and other deductions which are available to reduce future taxable income of certain European subsidiaries for which no related income tax benefits have been recognized amounted to $3,373.0 million as at January 31, 2002 ($849.5 million as at January 31, 2001), mostly with no specified expiry dates, of which $1,880.0 million are related to the Adtranz acquisition and $400.0 million has resulted from the favourable outcome of a tax audit.

Undistributed earnings of the Corporation's foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Corporation may be subject to withholding taxes.

22. NET CHANGES IN NON-CASH BALANCES RELATED TO OPERATIONS

The net changes in non-cash balances related to operations were as follows:

	2002	2001
Bombardier		
Receivables	$ 239.4	$ (76.5)
Inventories	(2,112.5)	(1,057.2)
Accounts payable and accrued liabilities	105.9	745.0
Income taxes payable	(78.9)	21.8
Advances and progress billings in excess of related costs	(914.8)	(273.9)
Other	57.2	11.4
	(2,703.7)	(629.4)
BC		
Receivables	(119.3)	(154.0)
Accounts payable and accrued liabilities	23.8	(13.4)
Other	(15.8)	(33.3)
	(111.3)	(200.7)
	$(2,815.0)	$ (830.1)

23. FINANCIAL INSTRUMENTS

[A] DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation uses derivative financial instruments to manage foreign exchange risk and interest rate fluctuations. The Corporation does not trade in derivatives for speculative purposes.

Foreign exchange contracts

The Corporation enters into foreign exchange contracts to hedge future cash flows in various currencies whereby it sells or buys specific amounts of currencies at predetermined dates and exchange rates. These contracts are matched with anticipated operational cash flows in various currencies, the amount of which are estimated based on existing orders from customers, current conditions in the Corporation's markets and past experience.

The following table sets out the notional amounts outstanding under foreign exchange contracts, the average contractual exchange rates and the settlement periods of these contracts. The amounts represent U.S. dollars to be paid (to be received) against other currencies as at January 31:

		2002			2001	
Maturity	Cdn $	£	€	Cdn $	£	€
Less than 1 year	2,798.3	995.5	162.1	3,118.8	810.0	190.2
	(184.3)	–	(100.7)	(813.4)	–	(57.6)
Weighted average rate	1.50	0.68	1.06	1.47	0.65	0.96
	(1.52)	–	(1.14)	(1.49)	–	(0.89)
One to three years	1,316.5	402.0	28.7	2,547.9	994.7	–
	(25.4)	–	(55.5)	(328.9)	–	–
Weighted average rate	1.55	0.67	1.13	1.49	0.66	–
	(1.45)	–	(1.09)	(1.48)	–	–

23c FINANCIAL INSTRUMENTS (cont'd)

In addition, the Corporation is party to foreign exchange contracts for the sale of sterling pounds against the euro amounting to £372.9 million at an average rate of 1.62 as at January 31, 2002 (£11.1 million at an average rate of 1.56 as at January 31, 2001) and to various other contracts mostly involving exchanges of Western European currencies having an equivalent total nominal value of $2,138.1 million as at January 31, 2002 ($327.5 million as at January 31, 2001).

The Corporation also entered into a forward exchange contract to hedge the reimbursement of the principal amount of a floating-rate note denominated in yen which was issued in August 2001. As at January 31, 2002, the notional amount of the contract was of ¥20.0 billion at a rate of 0.0121.

Interest-rate swap agreements – BC

BC enters into interest-rate swap agreements to convert from fixed to variable interest rates certain long-term debts and certain finance receivables. As at January 31, 2002 and 2001, the interest-rate swap agreements were as follows:

2002

Purpose	**Notional amount (US $ component)**		**Range of fixed rates**	**Variable rates**	**Maturity**
Asset hedge	**$1,308.3**	**($ 702.6)**	**5.1% - 8.7%**	**LIBOR or Banker's Acceptance**	**2003-2016**
Debt hedge	**$ 5,057.5**	**($ 2,925.0)**	**4.9% - 6.8%**	**LIBOR or Banker's Acceptance**	**2003-2008**

2001

Purpose	Notional amount (US $ component)		Range of fixed rates	Variable rates	Maturity
Asset hedge	$1,700.7	($ 964.6)	5.0% - 8.7%	LIBOR or Banker's Acceptance	2002-2018
Debt hedge	$2,691.3	($ 1,527.5)	5.1% - 7.0%	LIBOR or Banker's Acceptance	2002-2006

Cross-currency interest rate swap agreements – BC

BC enters into cross-currency interest rate swap agreements that modify the characteristics of certain long-term debts from the Canadian dollar to the U.S. dollar and, for the year ended January 31, 2002, from the yen to the U.S. dollar. These contracts also change the interest rate from fixed to variable to match the variable interest of its finance receivables. The notional amount of the cross-currency interest rate swap agreements outstanding as at January 31, 2002 was an equivalent of $626.4 million ($250.0 million as at January 31, 2001). These contracts mature in 2003 to 2007.

[B] FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used in estimating the fair value of financial instruments:

Cash and cash equivalents, receivables, short-term borrowings and accounts payable and accrued liabilities: The carrying amounts reported in the balance sheet approximate the fair values of these items due to their short-term nature.

Finance receivables: The fair values of variable-rate finance receivables that reprice frequently and have no significant change in credit risk approximate the carrying values. The fair values of fixed-rate finance receivables are estimated using discounted cash flow analyses, using interest rates offered for finance receivables with similar terms to borrowers of similar credit quality. The fair value of finance receivables as at January 31, 2002 was $6,499.2 million compared to a carrying amount of $6,461.7 million ($7,123.0 million compared to $7,202.7 million as at January 31, 2001).

23. FINANCIAL INSTRUMENTS (cont'd)

Long-term debt: The fair values of long-term debt are estimated using public quotations or discounted cash flow analyses, based on current corresponding borrowing rates for similar types of borrowing arrangements. The fair value of long-term debt as at January 31, 2002 was $7,980.6 million compared to a carrying amount of $7,857.7 million ($6,248.2 million compared to $6,131.2 million as at January 31, 2001).

Foreign exchange contracts and interest-rate and cross-currency interest rate swap agreements: The fair values generally reflect the estimated amounts that the Corporation would receive on settlement of favourable contracts or be required to pay to terminate unfavourable contracts at the reporting dates. Investment dealers' quotes or quotes from the Corporation's bankers are available for substantially all of the Corporation's foreign exchange contracts and interest-rate and cross-currency interest rate swap agreements.

	2002	2001
Fair values of foreign exchange contracts		
Favourable	$ 34.7	$ 59.8
Unfavourable	$574.5	$275.0
Fair values of interest-rate and cross-currency interest rate swap agreements		
Favourable	$153.6	$ 60.1
Unfavourable	$ 83.8	$ 28.2

Credit support and guarantees: The determination of the fair values of bank guarantees and other forms of guarantees related to long-term contracts is not practicable within the constraints of timeliness and cost but such guarantees usually decrease in value in relation to the percentage of completion of the related contracts and usually expire without being exercised. The fair values of credit support and guarantees provided to purchasers of manufactured products are not readily determinable.

[C] CREDIT RISK

In addition to the credit risk described elsewhere in these Consolidated Financial Statements, the Corporation is subject to risk related to the off-balance sheet nature of derivative financial instruments, whereby counterparty failure would result in economic losses on favourable contracts. However, the counterparties to these derivative financial instruments are major financial institutions which the Corporation anticipates will satisfy their obligations under the contracts.

24. EMPLOYEE FUTURE BENEFITS

The Corporation sponsors several defined benefit registered and non-registered pension plans and other post-retirement benefit plans for its employees.

The significant actuarial assumptions adopted to determine the Corporation's accrued benefit obligations are as follows (weighted-average assumptions as at the December 31 measurement date preceding the fiscal year-end):

	2002		2001	
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits
Discount rate	6.10%	6.63%	6.70%	7.09%
Expected long-term rate of return on plan assets	8.00%	–	8.00%	–
Rate of compensation increase	3.78%	4.08%	4.25%	4.60%
Health care cost trend	–	5.11%	–	5.39%

24. EMPLOYEE FUTURE BENEFITS (cont'd)

In Canada, a 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for the year ending January 31, 2003. This rate is assumed to decrease gradually to 5.50% for fiscal 2006 and to remain at that level thereafter. In other countries, the health care cost trend remains constant.

The following tables give effect to the acquisition of Adtranz described in note 2 and provide a reconciliation of the changes in the plans' accrued benefit obligations and fair value of assets and a statement of the funded status as at December 31 measurement date preceding the fiscal year-end:

		2002		2001
	Pension Benefits	**Other Benefits**	Pension Benefits	Other Benefits
Accrued benefit obligations				
Obligation at beginning of year	**$ 2,886.8**	**$ 242.5**	$ 2,600.8	$ 214.0
Current service cost	**158.3**	**14.7**	108.8	12.3
Employee contributions	**50.4**	**–**	35.6	–
Interest cost	**264.6**	**18.0**	177.6	16.1
Plan amendments	**21.6**	**–**	63.6	–
Actuarial loss (gain)	**172.1**	**(0.7)**	59.7	9.2
Benefits paid	**(182.7)**	**(12.2)**	(106.4)	(9.8)
Business acquisition	**1,559.8**	**14.8**	–	–
Curtailment	**(15.9)**	**(8.1)**	–	–
Effect of foreign currency exchange rate changes	**72.6**	**3.4**	(52.9)	0.7
Obligation at end of year	**$ 4,987.6**	**$ 272.4**	$ 2,886.8	$ 242.5

		2002		2001
	Pension Benefits	**Other Benefits**	Pension Benefits	Other Benefits
Plan assets				
Fair value at beginning of year	**$ 2,488.7**	**$ –**	$ 2,531.9	$ –
Actual return on plan assets	**(335.9)**	**–**	12.2	–
Employer contributions	**88.5**	**–**	63.8	–
Employee contributions	**50.4**	**–**	35.6	–
Benefits paid	**(182.7)**	**–**	(106.4)	–
Business acquisition	**1,206.7**	**–**	–	–
Effect of foreign currency exchange rate changes	**62.7**	**–**	(48.4)	–
Fair value at end of year	**$ 3,378.4**	**$ –**	$ 2,488.7	$ –
Funded status				
Plan deficit	**$(1,609.2)**	**$ (272.4)**	$ (398.1)	$(242.5)
Unrecognized amounts	**1,081.8 (1)**	**6.7**	282.8	10.0
Net recognized amount	**$ (527.4)**	**$(265.7)**	$ (115.3)	$(232.5)

(1) Includes an amount of $999.0 million for actuarial loss and $76.7 million for prior service costs.

24. EMPLOYEE FUTURE BENEFITS (cont'd)

The following table provides the amounts recognized in the balance sheet as at January 31:

	2002		2001	
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits
Accrued benefit asset	$ 246.4	$ –	$ 146.6	$ –
Accrued benefit liability	(773.8)	(265.7)	(261.9)	(232.5)
Net amount recognized	$(527.4)	$(265.7)	$(115.3)	$(232.5)

The accrued benefit obligations and fair value of plan assets, for pension plans with accrued benefit obligations in excess of plan assets, were $4,777.3 million and $3,140.4 million respectively, as at January 31, 2002 ($2,247.4 million and $1,807.3 million as at January 31, 2001 respectively). The Corporation's plans for post-retirement benefits other than pensions are all unfunded.

Plan assets include $16.7 million of common shares of the Corporation.

The following table provides components of the net benefit plan cost for the year ended January 31:

	2002		2001	
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits
Current service cost	$ 158.3	$ 14.7	$ 108.8	$ 12.3
Interest cost	264.6	18.0	177.6	16.1
Expected return on plan assets	(281.8)	–	(198.8)	–
Amortization of prior service costs	7.0	–	–	–
Amortization of net actuarial loss	0.1	0.3	–	–
Curtailment gain	(1.3)	(5.2)	–	–
Special termination benefits	3.6	–	–	–
Other	1.4	–	1.9	–
Net benefit plan cost	$ 151.9	$ 27.8	$ 89.5	$ 28.4

25. COMMITMENTS AND CONTINGENCIES

In addition to the commitments and contingencies described elsewhere in these Consolidated Financial Statements, the Corporation is subject to the following:

[A] GUARANTEES

In connection with the sale of aircraft, Bombardier provides financial support in the form of guarantees of third-party financing, lease payments, advances as well as services related to the remarketing of aircraft. The off-balance sheet credit risk from these guarantees, maturing in different periods up to 2019, were as follows as at January 31:

	2002	2001
Maximum credit risk	$ 917.4	$ 722.3
Less: provisions	405.8	283.5
Off-balance sheet risk	511.6	438.8
Less: net benefit of the estimated resale value	422.3	350.2
Net credit risk	$ 89.3	$ 88.6

25. COMMITMENTS AND CONTINGENCIES (cont'd)

The net credit risk represents the unrecorded portion of Bombardier's estimated exposure to losses from potential defaults from third-party purchasers under legally binding agreements, after giving effect to the net benefit of the estimated resale value.

As at January 31, 2002, Bombardier was also committed in relation to guarantees on future sales of aircraft for an amount of $215.0 million after deducting the net benefit of the estimated resale value amounting to $521.0 million ($260.8 million after deducting the net benefit of the estimated resale value amounting to $332.7 million as at January 31, 2001). The provision in relation with these guarantees, if any, will be recorded at the time of the corresponding sale of aircraft.

Substantially all financial support involving potential credit risk is with commercial airline customers. Maximum credit risk relating to two commercial airline customers accounted for 15% each of the total maximum credit risk as at January 31, 2002. This concentration resulted from consolidation in the U.S. commercial airline industry.

At the expiry date of certain financing and lease agreements, Bombardier has provided guarantees of the residual value of aircraft and transportation equipment. Certain of these guarantees can only be called upon if the above credit risk guarantees have not been called upon. The Corporation estimates its exposure under the residual value guarantees based on independent third-party appraisals of the future value of the related equipment at the time the guarantees are callable. The Corporation's expected losses under these guarantees are not significant as at January 31, 2002.

[B] SALE AND LEASEBACK

BC and Bombardier concluded third-party sale and leaseback transactions regarding freight cars and aircraft respectively which in most instances were simultaneously leased to operators. Details of minimum lease payments as at January 31, 2002 were as follows:

2003	**$ 309.1**
2004	**109.4**
2005	**101.0**
2006	**101.2**
2007	**101.0**
Thereafter	**1,469.7**
	$2,191.4

Minimum lease payments include $1,974.3 million for freight cars and $217.1 million for aircraft.

Minimum sub-lease rentals from operators and the net benefit of the estimated resale value of the equipment approximate the amount of minimum lease payments. Expected minimum sub-lease rentals from operators include the amounts from contracted and anticipated sub-leases. The amount for anticipated sub-leases of $1,584.1 million has been calculated taking into account current and expected future market conditions for each type of equipment. The total amount of the net benefit of the estimated resale value of the equipment included in the expected receipts was $193.0 million.

The net benefit of the estimated resale value, used in the calculation of the net credit risk related to the guarantees provided on sales of aircraft and in the expected receipts in relation to sale and leaseback transactions of equipment, represents the anticipated fair value based upon analyses conducted by third parties.

[C] OPERATING LEASES

The Corporation leases buildings and equipment and assumes operating lease obligations on trade-in aircraft for which the total minimum lease payments amount to $1,591.7 million. The annual minimum lease payments for the next five years are as follows: 2003 – $252.8 million; 2004 – $215.7 million; 2005 – $180.2 million; 2006 – $149.7 million and 2007 – $122.4 million.

25. COMMITMENTS AND CONTINGENCIES (cont'd)

[D] CLAIMS

The Corporation has notified DaimlerChrysler that it will file a claim in the order of €1.0 billion ($1.4 billion) in connection with the acquisition of Adtranz as described in note 2.

On November 8, 2001, the Corporation filed a claim against Amtrak in the United States District Court for the District of Columbia. The claim seeks damages in excess of $200.0 million US ($317.5 million) as compensation for additional costs incurred during execution of the Acela high-speed trainsets and locomotives contracts, including costs incurred as a result of Amtrak's failure to upgrade its infrastructure to accommodate the new equipment. On December 3, 2001, Amtrak filed a Motion to Dismiss alleging that the Corporation had failed to follow contractual dispute resolution procedures. The Corporation has vigorously contested the Motion to Dismiss, which is currently pending before the Court.

[E] LITIGATIONS

The Corporation is defendant in certain legal cases currently pending before various courts in relation to product liability and contract disputes with customers and other third parties.

The Corporation intends to vigorously defend its position in these matters. Management believes the Corporation has set up adequate provisions to cover potential losses and amounts not recoverable under insurance coverage, if any, in relation to these legal actions.

26. RECLASSIFICATION

Certain of the 2001 figures have been reclassified to conform to the presentation adopted in 2002. The most significant changes consist in the presentation of interest income of Bombardier as other income and the reclassification of gain on sale of finance receivables, servicing and other fees and other income of BC from revenues to other income. In addition, BC's depreciation expense related to assets under operating leases previously presented against revenues is now included in depreciation and amortization.

27. SEGMENT DISCLOSURE

The Corporation operates in the four reportable segments described below. Each reportable segment offers different products and services, requires different technology and marketing strategies and is headed by a president and chief operating officer.

The aerospace segment is engaged in the design, manufacture and sale of business and regional aircraft for individuals, corporations as well as commercial airline customers. It is also engaged in the manufacture of major airframe components for aircraft designed and built by other American and European aircraft manufacturers. In addition, it provides commercial and military aviation services, including technical services and pilot training.

The transportation segment is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger railcars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion and train control systems and provides signalling equipment and systems.

The recreational products segment is responsible for developing, manufacturing and marketing snowmobiles, watercraft, boats, all-terrain vehicles, utility vehicles and engines.

27. SEGMENT DISCLOSURE (cont'd)

The capital segment (BC) includes financial services and real estate activities. The financial services offer secured financing and leasing solutions to manufacturers, retailers and other commercial businesses, primarily in North American markets. BC is also offering full-service maintenance and/or management services to owners and users of freight cars in North American markets. BC also services the discontinued portfolios described in note 4. The real estate activities of this segment consist in selling land to real estate developers and renting office buildings to Bombardier.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. Management evaluates performance based on income or loss before special items, income taxes and goodwill amortization. Intersegment services are accounted for at current market prices as if the services were provided to third parties.

Corporate interest costs are allocated to the manufacturing segments based on each segment's net assets and most corporate office charges are allocated based on each segment's revenues. Net assets exclude cash and cash equivalents, investment in and advances to BC and deferred income taxes and are net of accounts payable and accrued liabilities, advances and progress billings in excess of related costs and accrued benefit liability and other.

Effective February 1, 2001, the Corporation ceased allocation of corporate interest charges to the BC segment. The new allocation basis is now used by Management in evaluating performance and making operating decisions for each segment. The effect of this modification was a decrease of interest expense allocated to the BC segment of $36.2 million for the year. The corresponding increase in the allocation of interest expense has been mostly borne by the aerospace segment.

The table containing the detailed segmented data is shown on the following page.

28. SUBSEQUENT EVENT

On March 8, 2002, the Corporation issued 9,400,000 Series 4 Cumulative Redeemable Preferred Shares carrying a fixed cumulative preferential cash dividend of 6.25% per annum, payable quarterly. The net proceeds of the issuance, amounting to approximately $227.6 million, have been used to repay short-term borrowings.

SEGMENT DISCLOSURE

INDUSTRY SEGMENTS

(millions of Canadian dollars)	Bombardier Inc. consolidated	
	2002	2001
External revenues	$21,633.8	$15,943.7
Intersegment eliminations	–	–
Revenues	$21,633.8	$15,943.7
Cost of sales and operating expenses	$19,480.6	$14,323.9
Depreciation and amortization	467.1	302.3
Interest expense and other income	11.4	(110.4)
	$19,959.1	$14,515.8
Income (loss) before special items, income taxes and goodwill amortization	$ 1,674.7	$ 1,427.9
Net segmented assets	$ 7,343.5	$ 4,053.5
Accounts payable and accrued liabilities	7,360.9	3,840.0
Advances and progress billings in excess of related costs	3,019.0	2,362.8
Accrued benefit liability and other	1,061.6	492.1
Advances to BC	20.0	205.5
Deferred income taxes	583.2	109.5
Cash and cash equivalents	462.8	1,358.8
Total assets – Bombardier	$19,851.0	$12,422.2
Investment in and advances to BC	(1,363.0)	(1,581.5)
Total assets – BC	9,264.6	9,563.6
Total assets – Bombardier Inc. consolidated	$27,752.6	$20,404.3
Additions to property, plant and equipment and goodwill		
– excluding business acquisitions	$ 838.8	$ 415.1
– business acquisitions	3,567.1	–
	$ 4,405.9	$ 415.1

GEOGRAPHIC INFORMATION

(millions of Canadian dollars)	Revenues		Property, plant and equipment and goodwill	
	2002	2001	2002	2001
United States	$11,096.4	$8,439.5	$ 712.3	$ 388.9
Germany	2,162.9	1,163.4	580.3	281.7
United Kingdom	1,745.4	914.6	438.5	197.4
Canada	1,413.5	1,236.8	3,964.0	1,014.8
France	491.8	495.9	35.2	37.5
Spain	469.7	199.0	9.9	–
Italy	464.3	223.8	27.7	–
Switzerland	446.9	359.0	28.9	21.4
China	405.3	178.2	22.9	6.4
Sweden	351.1	95.5	62.0	–
Denmark	304.6	486.9	10.5	2.1
Austria	254.8	192.4	83.4	65.1
Australia	249.8	243.5	9.0	–
Norway	158.5	70.8	1.0	–
Other – Europe	644.5	555.7	104.9	44.0
Other – Asia	520.1	292.6	6.4	–
Other – South and Central America	262.2	281.4	24.4	31.6
Other	192.0	514.7	–	–
	$21,633.8	$15 943.7	$6,121.3	$2,090.9

Aerospace		Transportation		Recreational products		BC	
2002	2001	2002	2001	2002	2001	2002	2001
$12,042.5	$10,561.6	**$6,996.4**	$3,025.5	**$2,017.5**	$1,687.1	**$ 577.4**	$ 669.5
–	–	**23.1**	17.8	**–**	–	**389.4**	266.4
$12,042.5	$10,561.6	**$ 7,019.5**	$3,043.3	**$2,017.5**	$1,687.1	**$ 966.8**	$ 935.9
$10,444.4	$ 9,037.8	**$ 6,733.1**	$3,027.3	**$1,799.7**	$1,547.4	**$ 915.9**	$ 995.6
140.5	112.0	**138.8**	60.4	**42.8**	37.6	**145.0**	92.3
251.6	175.0	**(129.4)**	(164.9)	**24.7**	16.1	**(135.5)**	(136.6)
$10,836.5	$ 9,324.8	**$ 6,742.5**	$2,922.8	**$1,867.2**	$1,601.1	**$ 925.4**	$ 951.3
$ 1,206.0	$ 1,236.8	**$ 277.0**	$ 120.5	**$ 150.3**	$ 86.0	**$ 41.4**	$ (15.4)
$ 5,289.6	$ 3,231.0	**$ 322.7**	$ (615.9)	**$ 388.2**	$ 62.4	**$1,343.0**	$1,376.0
$ 311.6	$ 307.2	**$ 305.5**	$ 56.2	**$ 172.7**	$ 32.0	**$ 49.0**	$ 19.7
–	–	**3,493.3**	–	**73.8**	–	**–**	–
$ 311.6	$ 307.2	**$ 3,798.8**	$ 56.2	**$ 246.5**	$ 32.0	**$ 49.0**	$ 19.7

MAIN BUSINESS LOCATIONS

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec
Canada H3B 1Y8
Telephone: (514) 861-9481
Fax: (514) 861-7053

Bombardier Aerospace
Headquarters
400 chemin de la Côte-Vertu West
Dorval, Québec
Canada H4S 1Y9
Telephone: (514) 855-5000
Fax: (514) 855-7401

Bombardier Aerospace
de Havilland
123 Garratt Boulevard
Downsview, Ontario
Canada M3K 1Y5
Telephone: (416) 633-7310
Fax: (416) 375-4546

Bombardier Aerospace
Learjet Inc.
One Learjet Way
Wichita, Kansas 67209
United States
Telephone: (316) 946-2000
Fax: (316) 946-2163

Bombardier Aerospace
Short Brothers plc
Airport Road, Belfast
Northern Ireland BT3 9DZ
Telephone: (44 2890) 458 444
Fax: (44 2890) 733 396

Bombardier Inc.
Defence Services
10000 Cargo A-4 Street
Montréal Airport, Mirabel
Mirabel, Québec
Canada J7N 1H3
Telephone: (450) 476-4000
Fax: (450) 476-4460

Bombardier Transportation
Headquarters
1101 Parent Street
Saint-Bruno, Québec
Canada J3V 6E6
Telephone: (450) 441-2020
Fax: (450) 441-1515

Bombardier Transportation
European Headquarters
Saatwinkler Damm 43
13627 Berlin
Germany
Telephone: (49 30) 3832 0
Fax: (49 30) 3832 2000

Bombardier Transportation
North America
1101 Parent Street
Saint-Bruno, Québec
Canada J3V 6E6
Telephone: (450) 441-2020
Fax: (450) 441-1515

Bombardier Transportation
Regional and Commuter
Kablower Weg 89
12526 Berlin
Germany
Telephone: (49 30) 6793 0
Fax: (49 30) 6744 560

Bombardier Transportation
Intercity
Place des Ateliers, B.P. 1
59154 Crespin
France
Telephone: (33) 327 23 53 00
Fax: (33) 327 35 16 24

Bombardier Transportation
Metros
Litchurch Lane
Derby DE24 8AD
United Kingdom
Telephone: (44 1332) 344 666
Fax: (44 1332) 266 271

Bombardier Transportation
Light Rail Vehicles
Donaufelder Strasse 73-79
1211 Vienna
Austria
Telephone: (43 1) 25 110
Fax: (43 1) 25 110 8

Bombardier Transportation
Locomotives & Freight
Brown-Boveri Strasse 5
8050 Zurich
Switzerland
Telephone: (41 1) 318 3333
Fax: (41 1) 318 3100

Bombardier Transportation
Total Transit Systems
P.O. Box 220, Station A
Kingston, Ontario
Canada K7M 6R2
Telephone: (613) 384-3100
Fax: (613) 384-5244

Bombardier Transportation
Propulsion and Controls
Brown-Boveri Strasse 5
8050 Zurich
Switzerland
Telephone: (41 1) 318 3333
Fax: (41 1) 318 1543

Bombardier Transportation
Services
West Street, Crewe
Cheshire CW1 3JB
United Kingdom
Telephone: (44 1270) 500 333
Fax: (44 1270) 255 439

Bombardier Transportation
Rail Control Solutions
Letcombe Street
Reading RG1 2HW
United Kingdom
Telephone: (44 118) 953 8394
Fax: (44 118) 953 8483

Bombardier Recreational Products
Headquarters
1061 Parent Street
Saint-Bruno, Québec
Canada J3V 6P1
Telephone: (450) 461-7700
Fax: (450) 461-7743

Bombardier Inc.
Snowmobiles, Watercraft and ATVs
565 de la Montagne Street
Valcourt, Québec
Canada J0E 2L0
Telephone: (450) 532-2211
Fax: (450) 532-5133

Bombardier Inc.
75 J.-A. Bombardier Street
Sherbrooke, Québec
Canada J1L 1W3
Telephone: (819) 566-3000
Fax: (819) 566-3029

Bombardier Inc.
Utility Vehicles
1001 J.-A. Bombardier Street
Granby, Québec
Canada J2J 1E9
Telephone: (450) 776-3600
Fax: (450) 776-3625

Bombardier Motor Corporation of America
Boats and Outboard Engines
10101 Science Drive
Sturtevant, Wisconsin 53177
United States
Telephone: (262) 884-5001
Fax: (262) 884-5194

Bombardier Motor Corporation of America
6545 US 1
Grant, Florida 32949
United States
Telephone: (321) 722-4000
Fax: (321) 722-4039

Bombardier Motor Corporation of America
Latin America
480 Sawgrass Corporate Parkway
Suite 100
Sunrise, Florida 33325
United States
Telephone: (954) 846-1442
Fax: (954) 846-1476

Bombardier Mexico, S.A. de C.V.
Parque Industrial A.J.
Bermudez P.O. Box 1763-D
Juarez, Chih. 32470
Mexico
Telephone: (915) 593-5000
Fax: (915) 593-1059

Bombardier-Rotax GmbH & Co. KG
Welser Strasse 32
A-4623 Gunskirchen
Austria
Telephone: (43) 7246 6010
Fax: (43) 7246 6370

Bombardier-Nordtrac Oy
Teollisuustie 13
PL 8040
FIN-96101 Rovaniemi
Finland
Telephone: (358) 16 320 8111
Fax: (358) 16 320 8240

Bombardier Recreational Products Australia Pty Limited
56 Canterbury Road
Bankstown
New South Wales, 2200
Australia
Telephone: (612) 9794-6600
Fax: (612) 9794-6697

Bombardier Recreational Products Japan Co., Limited
15/F Parale Mitsui Building, 8
Higashida-Cho, Kawasaki-Ku
Kawasaki 210-0005
Japan
Telephone: (81) 44-200-1431
Fax: (81) 44-200-1432

Bombardier Recreational Products Europe N.V.
Brouwerujstraat 1
Box 16, 9031 Drongen
Gent
Belgium
Telephone: (32) 9 280-20-12
Fax: (32) 9 280-20-90

OMC Do Brasil Ltda.
Rua Rui Idelfonso Martins Lisboa, 178
Campinas, São Paulo
CEP 13082-450
Brazil
Telephone: (55) 19 3246 2100
Fax: (55) 19 3246 3800

Bombardier Capital
12850 Gran Bay Parkway West
Building 100
Jacksonville, Florida 32258
United States
Telephone: (904) 288-1000
Fax: (904) 288-1920

Bombardier Capital Inc.
261 Mountain View Drive
Colchester, Vermont 05446-0991
United States
Telephone: (802) 654-8100
Fax: (802) 654-8453

BCI Finance Inc.
261 Mountain View Drive
Colchester, Vermont 05446-0991
United States
Telephone: (802) 654-8100
Fax: (802) 654-8432

Bombardier Capital Rail Inc.
12850 Gran Bay Parkway West
Building 100
Jacksonville, Florida 32258
United States
Telephone: (904) 288-1000
Fax: (904) 288-2155

Bombardier Capital Ltd
5571 chemin de l'Aéroport
Valcourt, Québec
Canada J0E 2L0
Telephone: (450) 532-5111
Fax: (450) 532-6910

Bombardier Capital Leasing Ltd
6400 Auteuil Street, 2nd Floor
Brossard, Québec
Canada J4Z 3P5
Telephone: (450) 443-4400
Fax: (450) 443-8943

Bombardier Finance Inc.
300 840 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3E5
Telephone: (403) 238-5045
Fax: (403) 251-5038

Bombardier Capital Insurance Agency Inc.
261 Mountain View Drive
Colchester, Vermont 05446-0991
United States
Telephone: (802) 654-8100
Fax: (802) 654-8433

RJ Finance Corp. Two
261 Mountain View Drive
Colchester, Vermont 05446
United States
Telephone: (802) 654-8100
Fax: (802) 654-8433

Bombardier Inc.
Real Estate Services
2505 des Nations Street
Suite 200
Saint-Laurent, Québec
Canada H4R 3C8
Telephone: (514) 335-9511
Fax: (514) 335-7007

Bombardier International
800 René-Lévesque Blvd. West
Montréal, Québec
Canada H3B 1Y8
Telephone: (514) 861-9481
Fax: (514) 861-2740

Bombardier Inc.
Suite 2003 A, Central Plaza
18 Harbour Road, Wanchai
Hong Kong
Telephone: (852) 2877-2850
Fax: (852) 2877-2858

Bombardier Inc.
Beijing Representative Office
Unit 2828
Beijing Kerry Centre
Kerry Tower (South Tower)
No. 1 Guanghua Road,
Chaoyang District
Beijing 100020
People's Republic of China
Telephone: (86 10) 8529 9100
Fax: (86 10) 8529 9109

Yvan Allaire
Emeritus Professor of Strategy
(UQÀM)
and Chairman
Governance Value Added Inc.

Laurent Beaudoin, C.C., FCA
Chairman of the Board
and of the Executive Committee
Bombardier Inc.

J.R. André Bombardier
Vice Chairman
Bombardier Inc.

Janine Bombardier
President and Governor
J. Armand Bombardier Foundation

Robert E. Brown
President and
Chief Executive Officer
Bombardier Inc.

André Desmarais
President and
Co-Chief Executive Officer
Power Corporation of Canada

Jean-Louis Fontaine
Vice Chairman
Bombardier Inc.

Hon. Jean-Pierre Goyer, P.C., Q.C.
Lawyer and Corporate Director

Daniel Johnson
Counsel
McCarthy Tétrault

Pierre Legrand, Q.C.
Senior Partner
Ogilvy Renault

Donald C. Lowe
Corporate Director
and Consultant

Jean C. Monty
Chairman and
Chief Executive Officer
BCE Inc.

James E. Perrella
Retired Chairman and
Chief Executive Officer
Ingersoll-Rand Company

Paul M. Tellier
President and
Chief Executive Officer
Canadian National

Hugo Uyterhoeven
Timken Professor of Business
Administration Emeritus
Graduate School of Business
Administration
Harvard University

CORPORATE OFFICE

Laurent Beaudoin
Chairman of the Board
and of the Executive Committee

Robert E. Brown
President and
Chief Executive Officer

J.R. André Bombardier
Vice Chairman

Jean-Louis Fontaine
Vice Chairman

Richard C. Bradeen
Vice President

Roger Carle
Corporate Secretary

Michael Denham
Senior Vice President, Strategy

Daniel Desjardins
Vice President, Legal Services
and Assistant Secretary

Carole Lamarche
Vice President, Corporate Audit
and Risk Assessment

Carroll L'Italien
Senior Vice President

Michel Lord
Vice President, Investor Relations

Louis Morin
Senior Vice President
and Chief Financial Officer

Marie-Claire Simoneau
Executive Assistant to the Chairman

Yvon Turcot
Senior Vice President, Public Affairs

GROUPS

Michel Baril
President and Chief Operating Officer
Bombardier Recreational Products

Pierre Beaudoin
President and Chief Operating Officer
Bombardier Aerospace

Robert Gillespie
President and Chief Operating Officer
Bombardier Capital

Robert Greenhill
President and Chief Operating Officer
Bombardier International

Jean-Yves Leblanc
Chairman
Bombardier Transportation

Pierre Lortie
President and Chief Operating Officer
Bombardier Transportation

Executive Committee
Laurent Beaudoin, C.C., FCA
J.R. André Bombardier
Robert E. Brown
Jean-Louis Fontaine
Pierre Legrand, Q.C.
Jean C. Monty
Paul M. Tellier

Compensation Committee
Laurent Beaudoin, C.C., FCA
J.R. André Bombardier
André Desmarais
Pierre Legrand, Q.C.
Jean C. Monty

Audit Committee
Jean-Louis Fontaine
Hon. Jean-Pierre Goyer, P.C., Q.C.
Daniel Johnson
Donald C. Lowe

Pension Fund Committees
The Corporation has nine Pension Fund Committees. Directors who are members of some of these committees are:
Jean-Louis Fontaine
Hon. Jean-Pierre Goyer, P.C., Q.C.
Pierre Legrand, Q.C.

SHARE CAPITAL

Authorized and issued as at January 31, 2002

	Authorized	Issued
Class A shares	1,792,000,000	342,367,204
Class B shares	1,792,000,000	1,028,403,682
Preferred shares, Series 2	12,000,000	12,000,000

STOCK EXCHANGE LISTINGS

Class A and B shares	Toronto (Canada)
Preferred shares, Series 2	Toronto (Canada)
Class B shares	Brussels (Belgium) and Frankfurt (Germany)
Stock listing codes	BBD (Toronto) BOM (Brussels) BBDd.F (Frankfurt)

Shareholders

Annual Report, Annual Information Form and other documents
PUBLIC AFFAIRS DEPARTMENT
BOMBARDIER INC.
800 René-Lévesque Blvd. West
Montréal, Québec Canada H3B 1Y8
Telephone: (514) 861-9481, extension 390
Fax: (514) 861-2420

Transfer Agent and Registrar

COMPUTERSHARE TRUST COMPANY OF CANADA
Written correspondence:
Computershare Trust Company of Canada
P.O. Box 1900, Station B
Montréal, Québec Canada H3B 3L6
Address:
1800 McGill College Avenue, 6th Floor
Montréal, Québec Canada H3A 3K9
Telephone: (514) 982-7555, (800) 564-6253
Fax: (514) 982-7635
caregistryinfo@computershare.com

Investors

INVESTOR RELATIONS DEPARTMENT
BOMBARDIER INC.
800 René-Lévesque Blvd. West
Montréal, Québec Canada H3B 1Y8
Telephone: (514) 861-9481, extension 272
Fax: (514) 861-7769

Media Relations

For information on Bombardier, contact our Public Affairs Department at (514) 861-9481, extension 245. Bombardier's press releases are available on the Internet at the following address: www.bombardier.com.

Web Site

For more information on our products and services, visit our Web site at www.bombardier.com.
Bombardier's corporate and financial documents are available on-line or can be ordered via the Investor Relations section of our Web site.

Incorporation

The Corporation was incorporated in 1902 by letters patent and prorogated June 23, 1978 under the Canadian Business Corporations Act.

Auditors

Ernst & Young LLP
1 Place Ville-Marie
Montréal, Québec
Canada H3B 3M9

Annual Meeting

The annual meeting of shareholders will be held in Montréal, on Tuesday, June 4, 2002 at 10:00 a.m. at the following address:

International Civil Aviation Organization
999 University Street
Montréal, Québec
Canada H3C 5H7

Nolin Branding & Design

Duplication Although we strive to ensure that our registered shareholders only receive one copy of our corporate documents, duplication is unavoidable if securities are registered under different names and addresses. If such is the case, please call the following number: (514) 982-7555 or (800) 564-6253.

This Annual Report is printed on acid-free, chlorine-free, recyclable paper and containing 20% post-consumer fiber.

BOMBARDIER

BOMBARDIER
AEROSPACE

BOMBARDIER
TRANSPORTATION

BOMBARDIER
RECREATIONAL PRODUCTS

BOMBARDIER
CAPITAL

BOMBARDIER
INTERNATIONAL

Printed in Canada – 2-921393-51-4 Legal Deposit, Bibliothèque nationale du Québec

BOMBARDIER

www.bombardier.com

BOMBARDIER

02 MAY 14 AM 10:2?

BOMBARDIER

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS 2002

Dear Shareholder,

On behalf of the Board of Directors of Bombardier Inc. (the "Corporation"), notice is hereby given to you that the Annual Meeting (the "Meeting") of the holders of Class A shares (multiple voting) (the "Class A shares") and of the holders of Class B shares (subordinate voting) (the "Class B subordinate shares") will be held in the premises of the International Civil Aviation Organization (ICAO), located at 999 University Street, Montréal, Province of Québec, Canada, on Tuesday, the 4th day of June 2002, at 10:00 o'clock in the morning (Montréal time), for the purposes of:

1. receiving the consolidated financial statements of the Corporation for the year ended January 31, 2002, the Auditors' report thereon, and the report of the Directors to the Shareholders;
2. electing the Directors of the Corporation;
3. appointing the Auditors of the Corporation and authorizing the Directors of the Corporation to fix their remuneration; and
4. transacting such other business as may properly be brought before the meeting.

Montréal, Canada, this 3rd day of May 2002.

Roger Carle

Corporate Secretary

Notes: (1) Shareholders who are unable to be present in person at the Meeting are requested to complete, sign, date and return to the transfer agent for all the shares of the Corporation, Computershare Trust Company of Canada, in the envelope provided for that purpose, or by fax at the following number (514) 982-7635, the enclosed form of proxy for Class A shares if they hold any such Class A shares and the enclosed form of proxy for Class B subordinate shares if they hold any such Class B subordinate shares, no later than 4:00 o'clock in the afternoon (Montréal time) on Monday, June 3, 2002.

(2) Shareholders may also return the enclosed forms of proxy to Computershare Trust Company of Canada upon registering themselves on the day of the meeting prior to its opening.

Management Proxy Circular

Solicitation of Proxies

This Management Proxy Circular (the "Circular") is issued in connection with the solicitation by the Management of Bombardier Inc. (the "Corporation") of proxies for use at the Annual Meeting of Shareholders of the Corporation (the "Meeting") to be held on Tuesday, June 4, 2002, at 10:00 o'clock in the morning (Montréal time) in the premises of the International Civil Aviation Organisation (ICAO), located at 999 University Street, Montréal, Province of Québec, Canada, for the purposes set forth in the foregoing Notice of said Meeting and at any and all adjournments thereof.

The solicitation is made by mail, electronically, by phone or in person and the cost of solicitation is borne by the Corporation. Directors, Officers or regular employees of the Corporation may solicit proxies.

Appointment of Proxyholders

The persons named as proxyholders in the accompanying forms of proxy are Directors or Officers of the Corporation. A Shareholder has the right to appoint as proxyholder a person other than those whose names are printed as proxyholders in the accompanying forms of proxy, by striking out said printed names and inserting the name of his chosen proxyholder in the blank space provided for that purpose in the form of proxy. If the Shareholder is a legal entity, an estate or a trust, the form of proxy shall be signed by a duly authorized officer or representative. A person acting as proxyholder need not be a Shareholder of the Corporation. However, the completed proxy shall be delivered to the transfer agent for all the shares of the Corporation, Computershare Trust Company of Canada,

(i) in the envelope provided for that purpose, or by fax at the following number (514) 982-7635, no later than 4:00 o'clock in the afternoon (Montréal time) on Monday, June 3, 2002; or

(ii) at the time of registration of Shareholders prior to the opening of the meeting at which it is to be used.

Revocation of Proxies

A Shareholder giving a proxy may revoke the proxy by an instrument in writing executed by the Shareholder or by his representative duly authorized in writing or, if the Shareholder is a legal entity, an estate or a trust, by an instrument in writing signed by a duly authorized officer or representative officer, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof.

Exercise of the Voting Rights by Proxy

The person named as proxyholder in the accompanying forms of proxy shall exercise the voting rights inherent to the Class A shares (multiple voting) of the Corporation (the "Class A shares") and/or the Class B shares (subordinate voting) of the Corporation (the "Class B subordinate shares") as specifically instructed.

Failing any specific instructions, the proxyholder who is a Director or an Officer of the Corporation shall exercise the voting rights inherent to the Class A shares and/or the Class B subordinate shares as follows:

- **FOR the election of all the nominees proposed as Directors by the Management of the Corporation; and**
- **FOR the appointment of Ernst & Young LLP, chartered accountants, as Auditors of the Corporation, as proposed by the Management of the Corporation.**

Failing any specific instructions, any other proxyholder shall exercise the voting rights inherent to the Class A shares and/or the Class B subordinate shares with respect to those matters as he deems appropriate.

The forms of proxy duly completed and signed grant a discretionary power to the proxyholders with respect to any change or amendment proposed to the matters set forth thereon and with respect to any other matter that may be duly raised during the Meeting. They nullify any previous proxy.

To date, the Management of the Corporation has no knowledge of any modification or any other matter that might be duly raised during the Meeting.

The Class B subordinate shares are restricted shares (within the meaning of the relevant Canadian regulations respecting securities) in that they do not carry equal voting rights. In the event of a ballot, each Class A share carries ten votes and each Class B subordinate share carries one vote.

Each Class B subordinate share carries the right to a preferential but non-cumulative dividend at the rate of $ 0.0015625 per annum.

Each Class A share is convertible at any time, at the option of the holder, into one Class B subordinate share. Each Class B subordinate share will become convertible into one Class A share in the event the majority Shareholder, namely the Bombardier family, accepts a purchase offer for Class A shares or in the event the majority Shareholder ceases holding more than 50% of the outstanding Class A shares of the Corporation.

The holders of Class A shares and the holders of Class B subordinate shares, whose names appear on the list of Shareholders prepared as of the close of business, at 5:00 o'clock in the afternoon Montréal time, on April 30, 2002 (the "Record Date"), will be entitled to vote at the Meeting and any adjournment thereof if present or represented by proxy thereat.

The Shareholder whose shares are not registered in his name but rather in the name of a broker, a trust company, another financial institution or another intermediary (the "Intermediary") does not appear by name on the list of the Shareholders of the Corporation. In order to vote, this Shareholder shall ask the Intermediary to send him the documentation relating to the Meeting, complete the voting instructions request sent by the Intermediary and, if he wishes to vote himself, simply write down his name thereon in order to be appointed proxyholder.

As at April 3, 2002, the Corporation had outstanding 342,364,204 Class A shares and 1,029,592,182 Class B subordinate shares.

To the knowledge of the Directors and Officers of the Corporation, the only persons who, as at April 3, 2002, beneficially owned or exercised control or direction over shares carrying more than 10% of the voting rights attached to all the shares of the Corporation were Mrs. Janine Bombardier and Mr. J.R. André Bombardier, both Directors of the Corporation, and Mrs. Claire Bombardier Beaudoin and Mrs. Huguette Bombardier Fontaine. These four persons controlled indirectly through holding companies 280,386,961 Class A shares, representing in the aggregate 81.90 % of the outstanding Class A shares of the Corporation or 62.96 % of all the voting rights attached to all the shares of the Corporation.

As at April 3, 2002, the Directors of the Corporation (with the exception of Mrs. Janine Bombardier and Mr. J.R. André Bombardier) and the Officers of the Corporation, as a group, owned beneficially, directly or indirectly, 4,642,948 Class A shares and 9,149,539 Class B subordinate shares, representing 1.36 % and 0.89 %, respectively, of the outstanding shares of each such class.

Election of Directors

The Articles of the Corporation provide that the Board of Directors shall consist of not less than five and not more than twenty Directors. The Directors are elected annually. It is proposed by the Management of the Corporation that thirteen Directors be elected for the current year. The term of office of each Director so elected expires upon the election of his successor unless he shall resign his office or his office shall become vacant by death, removal or other cause.

Except where authority to vote on the election of Directors is withheld, the persons named in the accompanying forms of proxy will vote for the election of the nominees whose names are hereinafter set forth, all of whom are now Directors of the Corporation, except for Mrs. Jalynn H. Bennett, C.M., and Mr. John C. Kerr.

The Management of the Corporation does not contemplate that any of the nominees will be unable, or for any reason will become unwilling, to serve as a Director but, if that should occur for any reason prior to the election, the persons named in the accompanying forms of proxy reserve the right to vote for another nominee in their discretion, unless the Shareholder has specified in the form of proxy that his shares are to be withheld from voting on the election of Directors.

Approximate number of shares of the Corporation beneficially owned by the nominee or which are subject to his or her control or direction as at April 3, 2002.

















Nominee	Position	Class A shares	Class B subordinate shares	Deferred Stock Units
LAURENT BEAUDOIN, C.C., FCA *(1)*	Chairman of the Board and of the Executive Committee of the Corporation. Director since 1975 */***	482,560	7,520,384	0
ROBERT E. BROWN	President and Chief Executive Officer of the Corporation. Director since 1999 *	0	53,789	0
JALYNN H. BENNETT, C.M. *(2)*	President, Jalynn H. Bennett & Associates Ltd., consulting firm in strategic planning and organizational development	0	2,250	0
ANDRÉ DESMARAIS	President and Co-Chief Executive Officer, Power Corporation of Canada, holding and management corporation. Director since 1985 ***	0	126,400	4,153
J.R. ANDRÉ BOMBARDIER	Vice Chairman of the Corporation. Director since 1975 */***	*(3)*	714,697	0
JEAN-LOUIS FONTAINE *(5)*	Vice Chairman of the Corporation. Director since 1975 */**	4,097,472	75,619	0
JANINE BOMBARDIER	President and Governor, J. Armand Bombardier Foundation, charitable organization. Director since 1984	*(4)*	0	3,462
DANIEL JOHNSON	Counsel, McCarthy Tétrault, barristers and solicitors. Director since 1999 **	0	1,200	4,152

* Member of the Executive Committee

** Member of the Audit Committee

*** Member of the Compensation Committee



JEAN C. MONTY

Chairman and Chief Executive Officer, BCE Inc., telecommunications company

Director since 1998 */***



JOHN C. KERR *(6)*

Chairman and Chief Executive Officer, Lignum Limited, forestry company



JAMES E. PERRELLA

Retired Chairman and Chief Executive Officer, Ingersoll-Rand Company, diversified industrial company and components manufacturer

Director since 1999



PIERRE LEGRAND, Q.C.

Senior Partner, Ogilvy Renault, barristers and solicitors

Director since 1975 */***



PAUL M. TELLIER

President and Chief Executive Officer, Canadian National, transportation company

Director since 1997 *

Nominee	Class A shares	Class B subordinate shares	Deferred Stock Units
JEAN C. MONTY	25,000	10,000	4,489
JOHN C. KERR *(6)*	0	3,000	0
JAMES E. PERRELLA	0	10,000	3,397
PIERRE LEGRAND, Q.C.	7,168	0	0
PAUL M. TELLIER	0	8,000	3,714

* Member of the Executive Committee

** Member of the Audit Committee

*** Member of the Compensation Committee

Notes

(1) Mrs. Claire Bombardier Beaudoin, wife of Mr. Laurent Beaudoin, exercises, through holding corporations which she controls (either directly or in concert with Mr. J.R. André Bombardier, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 69,780,740 Class A shares of the Corporation.

(2) Mrs. Jalynn H. Bennett, C.M., is a new nominee to the Board of Directors of the Corporation. Before creating her own consulting firm in 1989, she held various positions with the Manufacturers Life Insurance Company from 1965 to 1989.

(3) Mr. J.R. André Bombardier exercises, through holding corporations which he controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 72,644,741 Class A shares of the Corporation.

(4) Mrs. Janine Bombardier exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 69,780,740 Class A shares of the Corporation.

(5) Mrs. Huguette Bombardier Fontaine, wife of Mr. Jean-Louis Fontaine, exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Janine Bombardier), control or direction over 68,180,740 Class A shares of the Corporation.

(6) Mr. John C. Kerr is a new nominee to the Board of Directors of the Corporation. Since 1969, he has served as Chairman and Chief Executive Officer of Lignum Limited, a privately held forestry corporation in British Columbia, Canada.

(A) No Series 2 or Series 4 preferred shares are beneficially owned by a nominee or are subject to his or her control or direction as at April 3, 2002.

(B) The Deferred Stock Unit Plan is described on page 5.

Appointment of Auditors

It is proposed by the Management of the Corporation that Ernst & Young LLP, chartered accountants, be appointed as Auditors of the Corporation and that the Directors of the Corporation be authorized to fix their remuneration.

Except where authority to vote on the appointment of the Auditors of the Corporation is withheld persons named in the accompanying forms of proxy will vote for the appointment of Ernst & Young LLP, chartered accountants, with their remuneration to be fixed by the Directors of the Corporation.

Remuneration of Directors

The Directors who are not Officers of the Corporation receive retainer fees of $2,000 per month and attendance fees of $1,500 per Board or Committee meeting. In addition, a non-executive Director receives an additional annual fee of $5,000 for presiding over a Committee of the Board of Directors of the Corporation.

Deferred Stock Unit Plan

To encourage non-executive Directors to align their interests with those of the Shareholders by having an investment in the Corporation, the Corporation has been offering them a Deferred Stock Unit Plan since April 1, 2000. A non-executive Director who wishes to participate in this Plan may thus elect to receive 50% or more of his retainer fees, his attendance fees and, if presiding over a Committee of the Board of Directors of the Corporation, his additional annual fee in the form of Directors' Deferred Stock Units ("DDSUs"), each of which has a value equal to the market value of a Class B subordinate share of the Corporation at the time DDSUs are credited to the Director. DDSUs take the form of a bookkeeping entry credited to the account of the Director which cannot be converted to cash for as long as the Director remains a member of the Board of Directors. The value of a DDSU, when converted to cash, will be equivalent to the market value of a Class B subordinate share at the time the conversion will take place. DDSUs will give right to dividends that will be paid with additional DDSUs at the same rate as the dividend paid on the Class B subordinate shares.

Stock Option Plan for the Benefit of Non-Executive Directors

A stock option plan for the benefit of non-executive Directors of the Corporation (the "Directors' Plan") provides for the granting of non-transferable and non-assignable options to purchase a maximum of 2,000,000 Class B subordinate shares of the Corporation. As at January 31, 2002, options for a total of 348,000 Class B subordinate shares had been granted and were outstanding.

The purchase price for the Class B subordinate shares, in respect of any option granted under the Directors' Plan, is the weighted average trading price of the Class B subordinate shares traded on the Toronto Stock Exchange on the five trading days immediately preceding the day of granting of such option. The purchase price is payable in full at the time of exercise of the option.

Each option shall be first exercisable at any time following the date of granting of such option until the expiration of the tenth year following the date of granting of such option, unless the Compensation Committee decides otherwise, provided, however, that an optionee shall not have purchased more than 20% of the aggregate number of shares covered by his option at the expiration of the first year following the date of granting of such option, more than 40% of the aggregate number of shares covered by his option at the expiration of the second year following the date of granting of such option, more than 60% of the aggregate number of shares covered by his option at the expiration of the third year following the date of granting of such option and more than 80% of the aggregate number of shares covered by his option at the expiration of the fourth year following the date of granting of such option. However, a Director who, at the date of statutory retirement as a Director, will have been a Director of the Corporation for at least five years, will then be entitled, during the period of six months following such retirement, to exercise his option with respect to all the shares for which such option will not then have been exercised.

During the financial year ended January 31, 2002, no options for Class B subordinate shares were granted.

Options Exercised in Last Completed Financial Year

During the financial year ended January 31, 2002, no Class B subordinate shares were purchased under the Directors' Plan by non-executive Directors of the Corporation.

Remuneration of Named Executive Officers
Summary Compensation Table

The Summary Compensation Table shows certain compensation information for the Chairman of the Board and of the Executive Committee and the four other most highly compensated corporate management executive officers (collectively, the "Named Executive Officers") for services rendered in all capacities during the financial years ended January 31, 2002, 2001 and 2000. This information includes the base salaries, bonus awards, the number of stock options granted and certain other compensations, whether paid or deferred.

Name and Principal Position	As at January 31	Annual Compensation			Long-Term Compensation			All other Compen-sation ($)
					Awards			
		Salary ($)	Bonuses ($)	Other Annual Compensation ($) (1)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Laurent Beaudoin Chairman of the Board and of the Executive Committee	2002 2001 2000	1,000,000 1,000,000 1,000,000	— — —	115,992 (2) 144,634 86,891	— — 2,000,000	— — —	— — —	— — —
Jean-Louis Fontaine Vice Chairman	2002 2001 2000	400,000 375,000 350,000	200,000 542,062 311,500	— — —	— — 200,000	— — —	— — —	— — —
Robert E. Brown President and Chief Executive Officer	2002 2001 2000	1,250,000 1,100,000 1,000,000	950,000 2,862,090 1,800,000	— — —	1,000,000 — —	— — —	— — —	— — —
Carroll L'Italien Senior Vice President	2002 2001 2000	460,000 420,000 207,692 (3)	300,000 849,954 302,900	— — —	— — 400,000	— — —	— — —	— — —
Louis Morin Senior Vice President and Chief Financial Officer	2002 2001 2000	450,000 400,000 300,000	300,000 809,480 347,245	— — —	— 80,000 120,000	— — —	— — —	— — —

(1) The value of benefits not exceeding the lesser of $50,000 or 10% of the sum of salary and bonuses has been omitted.
(2) This sum includes $83,648 for personal use of the Corporation's aircraft.
(3) For the period from July 24,1999 to January 31, 2000.

Stock Option Plan

The Stock Option Plan (the "Plan") of the Corporation provides for the granting to key employees of the Corporation and its subsidiaries of non-assignable options to purchase an aggregate number of Class B subordinate shares which could not exceed 133,782,688 outstanding Class B subordinate shares; of this number, 69,536,694 shares are available for granting.

The option price is the weighted average trading price of the Class B subordinate shares traded on the Toronto Stock Exchange on the five trading days immediately preceding the day on which the option is granted. The option price is payable in full at the time of exercise of the option. Unless otherwise determined by the Board of Directors of the Corporation, the options are exercisable during periods commencing not earlier than two years following the date of granting and terminating not later than ten years after such date of granting.

Furthermore, an optionee shall not have purchased more than 25% of the aggregate number of shares covered by his option at the expiration of the third year following the date of granting of such option, more than 50% of the aggregate number of shares covered by his option at the expiration of the fourth year following the date of granting of such option and more than 75% of the aggregate number of shares covered by his option at the expiration of the fifth year following the date of granting of such option. As a general rule, the number Class B subordinate shares granted to each key employee is based on a multiple being directly related to the key employee's management level in the Corporation or one of its subsidiaries.

As at January 31, 2002, options for a total of 43,493,984 Class B subordinate shares had been granted and were outstanding.

Granting of Stock Options to the Named Executive Officers for the Financial Year Ended January 31, 2002

The following table sets forth various information with respect to stock options granted to the named Executive Officers during the financial year ended January 31, 2002.

Name	Securities under Options Granted (#)	% of Total Options Granted to Employees in the Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Laurent Beaudoin	—	—	—	—	—
Jean-Louis Fontaine	—	—	—	—	—
Robert E. Brown	1,000,000	17.2%	$22.79	$22.30	February 14, 2011
Carroll L'Italien	—	—	—	—	—
Louis Morin	—	—	—	—	—

Options Exercised in Last Completed Financial Year

The following table summarizes for each of the Named Executive Officers the number of stock options exercised during the financial year ended January 31, 2002, the aggregate value realized upon exercise and the total number and value of unexercised options held at January 31, 2002. Value realized upon exercise is the difference between the closing price of the Class B subordinate share on the exercise date and the exercise price of the option. Value of unexercised options at financial year end is difference between the closing price of the Class B subordinate share on January 31, 2002 ($14.70) and the exercise price.

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End		Value of Unexercised Options at Financial Year End	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Laurent Beaudoin	—	—	9,300,000	1,500,000	102,597,500	6,142,500
Jean-Louis Fontaine	—	—	650,000	150,000	7,106,625	614,250
Robert E. Brown	—	—	2,000,000	2,000,000	17,837,480	7,272,500
Carroll L'Italien	—	—	100,000	300,000	348,000	1,044,000
Louis Morin	—	—	170,000	230,000	1,307,050	752,250

The number of shares indicated in the foregoing tables reflect, in part, adjustments following two-for-one stock splits which took place on July 7, 1995, July 10, 1998 and July 7, 2000.

The value of unexercised options, unlike the amounts set forth in the column "Aggregate Value Realized", has not been, and may never be, realized. The actual gains, if any, on exercise will depend on the value of the Class B subordinate shares of the Corporation on the date of exercise.

Pension Plan

Senior Officers, including the Named Executive Officers, participate in two non-contributory defined benefit pension plans. Benefits payable from the basic plan correspond to 2% of average earnings in the three continuous years of service during which they were paid their highest salary (up to a maximum salary of $86,111) times the number of years of credited service.

Since January 1, 2001, the supplemental plan provides (depending on the management level) for additional benefits of 1.75% of average earnings in excess of $86,111 times the number of years of credited service or 2.25% or 2.50% of average earnings times the number of years of credited service, less the pension payable from the basic plan and any benefits payable from other pension plans of the Corporation. Benefits are reduced by 1/3 of 1% for each month between the date of early retirement and the date of a participant's 60th birthday or, if earlier, the date at which the participant's age plus his years of credited service total 85. No benefits are payable from the supplemental plan if a participant has not completed five years of service.

The following table shows total annual benefits payable at age 60 from the basic plan and the supplemental plan computed on a percentage of 2.25%. Upon the death of a participant, the spouse will be entitled to a benefit equal to 60% of the benefit to which such participant was entitled. If the participant has no spouse at the time of retirement, the benefits will be paid, after death, to the designated beneficiary until such time as 120 monthly installments, in the aggregate, have been paid to the participant and to the designated beneficiary.

All benefits payable from these plans are in addition to government social security benefits. Only base salary is taken into consideration in calculating pension benefits.

Annual Benefits Payable at the Normal Retirement Age of 60

Average remuneration	Years of Service			
	20	25	30	35
$200,000	$ 90,000	$112,500	$135,000	$157,500
$300,000	$135,000	$168,750	$202,500	$236,250
$400,000	$180,000	$225,000	$270,000	$315,000
$500,000	$225,000	$281,250	$337,500	$393,750
$600,000	$270,000	$337,500	$405,000	$472,500
$700,000	$315,000	$393,750	$472,500	$551,250
$800,000	$360,000	$450,000	$540,000	$630,000
$900,000	$405,000	$506,250	$607,500	$708,750
$1,000,000	$450,000	$562,500	$675,000	$787,500
$1,100,000	$495,000	$618,750	$742,500	$866,250
$1,200,000	$540,000	$675,000	$810,000	$945,000

Years of credited service as at January 31, 2002 for each of the Named Executive Officers hereafter mentioned are:

Robert E. Brown	15 years
Carroll L'Italien	8 years and 1 month
Louis Morin	19 years and 4 months

At the normal retirement age of 60, the three Named Executive Officers whose names appear below will have the following number of years of credited service:

Robert E. Brown	18 years and 1 month
Carroll L'Italien	11 years and 1 month
Louis Morin	34 years and 6 months

The Chairman, Laurent Beaudoin, reached the age of 60 in May 1998. Pursuant to the basic pension plan and the supplemental pension plan, he would have been entitled, should he have retired on January 31, 2002, to an allowance which would have been $1,049,479 according to average pensionable earnings in the amount of $1,083,333 as to that date. The allowance to which he will be entitled at age 65 will be based on his pensionable earnings and his years of credited service as of that date. As at January 31, 2002, Laurent Beaudoin had 38 years and 9 months of credited service. Upon his death, his wife will be entitled to a benefit equal to 60% of the benefits to which he was entitled.

The Vice Chairman, Jean-Louis Fontaine, reached the age of 60 in December 1999. Pursuant to the basic pension plan and the supplemental pension plan, he would have been entitled, should he have retired on January 31, 2002, to an allowance which would have been $354,687 according to average pensionable earnings in the amount of $375,000 as to that date. The allowance to which he will be entitled at age 65 will be based on his pensionable earnings and his years of credited service as of that date. As at January 31, 2002, Jean-Louis Fontaine had 37 years and 10 months of credited service. Upon his death, his wife will be entitled to a benefit equal to 60% of the benefits to which he was entitled.

The President and Chief Executive Officer, Robert E. Brown, will be entitled, in addition to his annual benefit as described in the chart above, to an additional allowance of 2% of his average pensionable earnings multiplied by his years of credited service from January 1, 1998.

Change-of-Control Agreement

The President and Chief Executive Officer, Robert E. Brown, and the Corporation have entered into an agreement which outlines the respective rights and obligations of each of them in respect of situations which might lead to a change in control of the Corporation. No such situation is currently pending and Management is not aware of any existing circumstances that could lead to such a situation.

In order to ensure the continued involvement of Mr. Brown in the business and affairs of the Corporation during negotiations which might lead to a change in control, Mr. Brown has agreed that, if he were to then choose to leave the employment of the Corporation, he would not do so for a period of at least four months after either an actual change in control or the date on which the discussions or negotiations relating to same would end or would be abandoned.

If, within six months following a change in control, Mr. Brown's employment were to be terminated by the Corporation (except if such termination results from death, retirement or cause), Mr. Brown would be entitled to receive from the Corporation, in addition to accrued base salary and pro rata share of his annual target bonus, an amount in cash equal to the lesser of (a) three times his annual salary and bonus (based on prior years) and (b) his base salary that would have been payable for the period from the date of termination until his normal retirement date (being, in a change of control context, Mr. Brown's 60th birthday) plus a proportionate bonus.

If, within six months following a change in control, Mr. Brown's employment were to be terminated by him (except if such termination were the result from death or retirement), Mr. Brown would be entitled to receive from the Corporation, in addition to accrued base salary and pro rata share of his annual target bonus, an amount in cash equal to the lesser of (a) the greater of (i) three times his annual salary (based on prior years) and (ii) two times his annual salary and bonus (based on prior years) and (b) his base salary that would have been payable for the period from the date of termination until the normal retirement date plus a proportionate bonus.

The amounts that would be payable to Mr. Brown after a change in control upon termination of employment where such termination would arise from disability, retirement or cause are also outlined in the agreement.

In addition to the foregoing, upon termination of Mr. Brown's employment within six months after a change in control, all options held by Mr. Brown which would not have yet vested would become fully vested and would be exercisable by him for a period of 60 days.

For the purposes of the agreement, change in control means the fact that a majority of the Directors of the Corporation cease to be nominees of the Bombardier family.

As at January 31, 2002, the Compensation Committee consisted of five Directors, two of whom are Officers of the Corporation, namely, the Chairman, Laurent Beaudoin, and one of the Vice Chairmen, J.R. André Bombardier, and three of whom are outside Directors, namely André Desmarais, Pierre Legrand and Jean C. Monty. The committee meets at least three times a year.

The aggregate compensation of the Senior Officers of the Corporation, including the Named Executive Officers, consists of three components: base salary, the incentive (short-term) plan and the stock option plan.

The Compensation Committee has responsibility for defining compensation conditions, salary classes, the extent and levels of participation in the incentive (short-term) program and the stock option plan. The Committee monitors succession planning and determines the compensation of the Senior Officers in light of annual earnings.

To assist it in achieving its goals, the Committee calls on the services of compensation consultants who are responsible for gathering information on the policies in effect in companies comparable with the Corporation. The Corporation's policy is to offer its Senior Officers competitive salaries and to hire employees who are experts in their field at their market value in order to achieve annual financial performance targets. In addition to market surveys, the Compensation Committee takes into consideration the profitability of the Corporation. Thus, growth in base salary is a function of individual performance, the results obtained by the Corporation and comparisons with the industry in general.

In addition to the base salary, the Corporation offers an incentive plan which emphasizes the creation of economic value for the Shareholders of the Corporation and which is linked to the performance objectives of each group or division. A bonus target is set as a percentage of the salary of a Senior Officer and the program allows for a maximum amount of bonuses for each group. The incentive plan encourages employees to try to outperform the earnings forecasts contained in annual operating budgets.

In the case of the Senior Officers at the Corporate Office, the incentive plan is based on the return obtained on the Shareholders' equity during a given year. For the Senior Officers to earn a bonus, such return must have exceeded 12.5% at year-end. Any percentage point in excess is multiplied by a factor which is in turn based on the management level of the Senior Officer.

The performance of the Corporation and sustained growth in the value of its shares depend on striking a balance between short and long-term considerations. To this end a stock option plan was introduced in 1986 to allow options on Class B subordinate shares of the Corporation to be granted to key employees of the Corporation and its subsidiaries. This plan is described on pages 6 and 7.

The Compensation Committee determines the number of stock options to be granted based, as a general rule, on a multiple of salary which is established according to the management level held by the key employee of the Corporation or one of its subsidiaries. The application of the formula is flexible and the Compensation Committee takes into account all relevant circumstances when making its decisions. Barring circumstances involving an exceptional contribution or a promotion, the status of each key employee as regards stock options is reviewed every three years.

The determination of the base salaries of the Chief Executive Officer and the other Senior Officers takes into account salary comparisons with positions involving similar responsibility and complexity, as per information obtained from outside consultants, and considerations of internal equity.

In brief, all of the Senior Officers receive a compensation that is based on their individual performance, the performance of the Corporation and market forces.

Laurent Beaudoin — André Desmarais

J.R. André Bombardier — Pierre Legrand

Jean C. Monty

Performance Graph


Performance of the Class B subordinate share of Bombardier Inc.
from January 31, 1997 to January 31, 2002
(Index : Closing Price on 01/31/97 = 100)
Compounded Annual Growth Rate
(including dividends)
Bombardier : 18.8% (1)
TSE 300 : 6.1%
Market Capitalization
$20,081 M (CDN)
Bombardier
Market Capitalization:
$8,779 M (CDN)
TSE 300
500
400
300
200
100
0
Jan. 1997
Jan. 1998
Jan. 1999
Jan. 2000
Jan. 2001
Jan. 2002
(1) Return on Class B subordinate shares

Statement of Corporate Governance Practices

The Corporation's approach to corporate governance matters is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance Shareholder value.

Under the rules of the Toronto Stock Exchange, the Corporation is required to disclose information relating to its system of corporate governance with reference to guidelines set out in the TSE Company Manual (the "Guidelines"). The Corporation's disclosure addressing each of the Guidelines is set out in Exhibit "A".

Directors' and Officers' Insurance

The Corporation purchases and maintains liability insurance for Directors and Officers. The current total amount of such insurance maintained is $150,000,000 at a cost of $676,300 per annum. Under this insurance policy, the Corporation's maximum possible liability beyond the payment of premiums is $150,000 for any particular claim.

Available Documentation

Copies of the Corporation's 2002 Annual Information Form, of the 2002 Management Proxy Circular and of the 2002 Annual Report to the Shareholders with respect to the audited consolidated financial statements of the Corporation as at January 31, 2002, as well as the quarterly financial statements filed since the date of the latest audited financial statements may be obtained on request from the Public Affairs Department of the Corporation.

Receipt of Shareholder Proposals for the 2003 Annual Meeting

Shareholders who will be entitled to vote at the 2003 annual meeting of Shareholders and who will wish to submit a proposal in respect of any matter to be raised at the 2003 meeting shall ensure that the Corporate Secretary of the Corporation receives their proposal no later than January 31, 2003.

Approval of Directors

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

Montréal, Canada, this 3rd day of May 2002.

Roger Carle
Corporate Secretary

EXHIBIT "A"
BOMBARDIER INC.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance Guideline	Comments
1. The Board of the Directors should explicitly assume responsibility for stewardship of the Corporation, and specifically for:	In accordance with the *Canada Business Corporations Act*, the business of the Corporation is managed under the direction of its Board of Directors. The President and Chief Executive Officer makes recommendations to the Board of Directors with respect to matters of corporate policy after discussion, when appropriate, with the Chairman and members of Senior Management. The Board of Directors then takes the decisions which it deems appropriate and supervises the execution of such decisions and reviews the results obtained.
a. adoption of a strategic planning process	The duties of the Board of Directors includes the review on an annual basis of the five-year strategic plan for each operating group of the Corporation, a discussion of such plans with the President and Chief Executive Officer and an assessment of the risks identified.
b. identification of principal risks, and implementing risk managing systems	The Board of Directors' duties include the review of overall business risks and of the Corporation's practices and policies for dealing with these risks. In addition, the Audit Committee assesses principal risks which the Corporation faces and, where appropriate, proposes the implementation of risk management systems.
c. succession planning and monitoring senior management	The Compensation Committee reviews, reports and, where appropriate, provides recommendations to the Board of Directors on succession planning matters and, with the Audit Committee and the Board of Directors, monitors the performance of Senior Management.
d. communications policy	Each of the Board of Directors and the Audit Committee reviews and, where required, approves statutory disclosure documents prior to their distribution to Shareholders. In addition, the Corporation has a Shareholder relations process to respond to Shareholder questions and concerns. All communications from Shareholders are referred to the appropriate corporate officer for response, consideration or action. Management promptly advises the Board of Directors if any significant issues are raised by Shareholders. In addition, the Corporation communicates with its Shareholders, securities analysts and the media regularly on developments in its business and results, through the annual report, interim financial statements and reports to Shareholders, press releases and material change reports, when needed.
e. integrity of internal control and management information systems	The Board of Directors' duties include the assessment of the integrity of the Corporation's internal controls and information systems. In addition, the Audit Committee has oversight responsibility of internal controls and management information systems.

2. Majority of Directors should be "unrelated" (independent of management and free from conflicting interest) to the Corporation and the Corporation's significant Shareholder, if any

As at the date of the present Management Proxy Circular, the Board of Directors is composed of fifteen persons. Of the fifteen Directors, nine are "unrelated" under the Guidelines, five are either Senior Officers of the Corporation or persons who have a business relationship with the Corporation and one is a former Senior Officer of the Corporation. In addition, one of the nine "unrelated" Directors is related to the majority Shareholders. Hence, in addition to a majority of "unrelated" Directors, the Board of Directors is composed of eight Directors who have no business interests with the Corporation or with the majority Shareholders.

In the event that the two new nominees to the Board of Directors, Mrs. Jalynn H. Bennett and Mr. John C. Kerr, are elected, they will be "unrelated" Directors.

The composition of the Board of Directors fairly reflects, therefore, the investment in the Corporation by the Shareholders other than the majority Shareholders.

3. Disclose for each Director whether he is related, and how that conclusion was reached

Yvan Allaire	related	- is a former Senior Officer of the Corporation
Laurent Beaudoin	related	- is Chairman of the Board and of the Executive Committee of the Corporation
J.R. André Bombardier	related	- is Vice Chairman of the Corporation
Robert E. Brown	related	- is President and Chief Executive Officer of the Corporation
Jean-Louis Fontaine	related	- is Vice Chairman of the Corporation
Pierre Legrand	related	- is a senior partner with Ogilvy Renault, legal counsel to the Corporation
Janine Bombardier	unrelated	
André Desmarais	unrelated	
Jean-Pierre Goyer	unrelated	
Daniel Johnson	unrelated	
Donald C. Lowe	unrelated	
Jean C. Monty	unrelated	
James E. Perrella	unrelated	
Paul M. Tellier	unrelated	
Hugo Uyterhoeven	unrelated	

4. a. Appoint a Committee of Directors responsible for proposing to the full Board of Directors new nominees to the Board and for assessing Directors on an ongoing basis

The Chairman of the Board submits to the Compensation Committee candidates to fill vacancies on the Board of Directors. If the candidacy is endorsed by the Compensation Committee, it is then submitted to the approval of the Board of Directors. While there is no formal process for assessing Directors on an ongoing basis, the Directors feel free to discuss specific situations from time to time among themselves and/or with the Chairman of the Board and if need be, steps are taken to remedy the situation, which steps may include a request for resignation.

b. composed exclusively of outside (non-management) Directors, the majority of whom are unrelated

The Compensation Committee is composed of three outside Directors, one of whom is "related" and two of whom are "unrelated", and of two members of Management, being the Chairman of the Board and one of the Vice Chairmen of the Corporation.

5. Implement a process for assessing the effectiveness of the Board of Directors , its Committees and individual Directors

See response to item 4. a.

6. Provide orientation and education programs for new Directors

New Directors participate in an initial information session on the Corporation in the presence of Management representatives. In addition, they are furnished with appropriate documentation relating to the commercial activities of the Corporation and the internal organization of the Corporation. Monthly reports detailing the commercial activities of the Corporation are supplied to all Directors. The meetings in which new Directors participate (including annual strategic planning sessions) as well as discussions with other Directors and with Management permit new Directors to familiarize themselves rapidly with the operations of Corporation.

7. Consider reducing the size of the Board of Directors, with a view to improving effectiveness

The Board of Directors is of the view that its size and composition are well suited to the circumstances of the Corporation and allow for the efficient functioning of the Board of Directors as a decision-making body.

8. The Board of Directors should review compensation of Directors in light of risks and responsibilities

The Compensation Committee of the Board of Directors reviews periodically compensation policies in light of market conditions and practice and in light of risks and responsibilities.

9. Committees of the Board of Directors should generally be composed of outside (non-management) Directors, a majority of whom are unrelated Directors

The Compensation Committee is composed of three outside Directors, one of whom is "related" and two of whom are "unrelated", and of two members of Management, being the Chairman of the Board and one of the Vice Chairmen of the Corporation. The Compensation Committee has the responsibility, upon the recommendation of the President and Chief Executive Officer, for defining salary classes and levels and extent of participation in the incentive program. In addition, this Committee determines, based on the proposal of the Chairman of the Board, the persons eligible to benefit from the stock option plan and in which proportion, according to their position. The Compensation Committee also assesses the performance of the President and Chief Executive Officer; the Committee's recommendations in this regard are then presented to the Board of Directors. When a vacancy on the Board of Directors needs to be filled, the Chairman of the Board determines the person or persons whom he deems appropriate to fill the vacancy and submits his proposal to the Compensation Committee. The Compensation Committee can then endorse such recommendations, which, if endorsed, are presented to the Board of Directors.

The Executive Committee is composed of seven Directors, three being outside Directors, one of whom is "related", the other two being "unrelated", with the other members of the Executive Committee being members of Senior Management of the Corporation. The Executive Committee can exercise all powers of the Board of Directors, subject to specific statutory exceptions, and does so in practice only between regularly scheduled Board meetings. Activities that are not in the ordinary course of business and that can be described as "fundamental changes" have always been decided upon by the Board of Directors.

The Retirement Committee is composed of six to eight members, including three Directors, one of whom is "unrelated". The Committee assists the Board of Directors in carrying out its responsibilities with respect to the various pension plans of the Corporation. More particularly, this Committee determines the appointment of outside professional advisors, including pension fund managers and actuaries, for the various pension funds of the Corporation. As well, this Committee recommends to the Board of Directors appropriate investment guidelines for the pension funds of the Corporation and receives and analyses reports as to conformity of the portfolios with such guidelines and as to the quality of the investments.

Audit Committee. See item 13.

10. The Board of Directors should expressly assume responsibility for, or assign to a committee the general responsibility for, approach to corporate governance issues	The Board of Directors is responsible for developing and monitoring the Corporation's approach to governance issues and for the Corporation's response to the Guidelines.
11. a. Define limits to Management's responsibilities by developing mandates for:	
(i) the Board of Directors	The Board of Directors is, by law, responsible for managing the business and affairs of the Corporation. Any responsibility which is not delegated to either Management or a Committee remains with the Board of Directors. In general, all matters of policy and all actions proposed to be taken which are not in the ordinary course of business require the prior approval of the Board of Directors or of a Board Committee to which approval authority has been delegated.
(ii) the CEO	The corporate objectives which the President and Chief Executive Officer is responsible for meeting, with the rest of Management placed under his supervision, are determined by the strategic plans and the budget as they are approved each year by the Board of Directors. Performance of the President and Chief Executive Officer and Management is assessed against the achievement of the strategic plans and the budget.
b. the Board of Directors should approve CEO's corporate objectives	See item 11. a. (ii).
12. Establish procedures to enable the Board of Directors to function independently of Management	While there are no formal structures in place to ensure that the Board of Directors can function independently of Management, the Board of Directors of the Corporation is free to ask one or more members of Management to withdraw during certain discussions and the Directors of the Corporation would not hesitate to meet without the presence of the members of Management who are also Directors, including the President and Chief Executive Officer, if the circumstances were to so require.
13. a. Establish an Audit Committee with a specifically defined mandate	The roles and responsibilities of the Audit Committee have been specifically defined by the Audit Committee and approved by the Board of Directors and include the review of the annual and interim financial statements of the Corporation. The Audit Committee has direct communication channels with both the internal and external auditors to discuss and review specific issues as appropriate.
b. all members should be non-management Directors	The Audit Committee is composed of three outside Directors, all of whom are "unrelated", and one inside Director, who is Vice Chairman of the Corporation. The Board of Directors of the Corporation believes that the presence of a member of Management on the Audit Committee facilitates the understanding by the remaining members of the Committee of given situations.

14. Implement a system to enable individual Directors to engage outside advisors, at the Corporation's expense

Individual Directors could, if required, retain outside advisors at the Corporation's expense. Indeed, a Committee of the Board of Directors, composed of a majority of non-related Directors, has in the past, and expects to continue to do so, engaged advisors at the expense of the Corporation.

02 MAY 14 AM 10:25

BOMBARDIER

Annual Information Form

2002

April 15, 2002

Table of Contents

NOTES:

(1) In this Annual Information Form, all dollar figures are in Canadian dollars, unless indicated otherwise.

(2) In this Annual Information Form, the asterisk (*) refers to a trade-mark of Bombardier Inc. or one of its subsidiaries.

Item 2 Corporate Structure

2.1 Incorporation of the Issuer

Bombardier Inc. (the "Corporation") was incorporated by letters patent under the laws of Canada in 1902 and was continued under the *Canada Business Corporations Act* by a certificate of continuance dated June 23, 1978, which was subsequently the subject of certain amendments.

The articles of the Corporation authorize it to issue shares consisting of (i) an unlimited number of preferred shares without nominal or par value issuable in series (the "Preferred Shares"), of which the following have been authorized (a) one series consisting of 12,000,000 Series 2 Cumulative Redeemable Preferred Shares (the "Series 2 Preferred Shares"), (b) one series consisting of 12,000,000 Series 3 Cumulative Redeemable Preferred Shares (the "Series 3 Preferred Shares") and (c) one series consisting of 9,400,000 Series 4 Cumulative Redeemable Preferred Shares (the "Series 4 Preferred Shares"); (ii) 1,792,000,000 Class A Shares (Multiple Voting) (the "Class A Shares") and (iii) 1,792,000,000 Class B Shares (Subordinate Voting) (the "Class B Subordinate Voting Shares").

The Class A Shares and the Class B Subordinate Voting Shares were the subject of a two-for-one stock split in July 2000, 1998 and 1995.

The Class B Subordinate Voting Shares are restricted shares (within the meaning of the relevant Canadian regulations respecting securities) in that they do not carry equal voting rights. In the event of a ballot, each Class A Share carries ten votes and each Class B Subordinate Voting Share carries one vote.

Each Class B Subordinate Voting Share carries a non-cumulative preferential dividend at the rate of $0.0015625 per annum.

Each Class A Share is convertible, at any time, at the option of the holder, into one Class B Subordinate Voting Share. Each Class B Subordinate Voting Share shall become convertible into one Class A Share in the event that an offer to purchase Class A Shares is accepted by the majority shareholder, namely the Bombardier family, or in the event that the majority shareholder ceases to hold over 50% of the outstanding Class A Shares of the Corporation.

Each Series 2 Preferred Share is convertible at the option of the holder, subject to certain conditions, into a Series 3 Preferred Share on August 1, 2002 and on August 1 every fifth year thereafter. In addition, on August 1, 2007 and on August 1 every fifth year thereafter, each Series 3 Preferred Share may be reconverted at the option of the holder, into a Series 2 Preferred Share, subject to certain conditions.

The registered office of the Corporation is located at 800 René-Lévesque Boulevard West, Montréal, Québec H3B 1Y8.

In this Annual Information Form, the term "Bombardier" means, as required by the context, the Corporation and its subsidiaries collectively or the Corporation or one or more of its subsidiaries.

2.2 Subsidiaries

The activities of the Corporation are conducted either directly or through subsidiaries. The table below lists the principal subsidiaries of each reportable segment of the Corporation as at January 31, 2002, as well as their jurisdiction of incorporation and the percentage of voting shares held by the Corporation. Certain subsidiaries whose total assets did not represent more than 10% of the Corporation's consolidated assets or whose sales and operating revenues did not represent more than 10% of the Corporation's consolidated sales and operating revenues as at January 31, 2002 have been omitted. The subsidiaries that have been omitted represent, as a group, less than 20% of the consolidated assets, sales and operating revenues of the Corporation at such date.

Bombardier Inc.

Bombardier Aerospace

North America	
Bombardier Aerospace Corporation (Delaware)	100%
Learjet Inc. (Delaware)	100%
Europe	
Short Brothers plc (Northern Ireland)	100%

Bombardier Transportation

North America	
Bombardier Transportation (Holdings) USA Inc. (Delaware)	100%
Europe	
Bombardier Transportation GmbH (Germany)	100%
Bombardier Transportation (Holdings) UK Ltd. (England)	100%
BN S.A. (Belgium)	100%
DWA Deutsche Waggonbau GmbH (Germany)	99.5%
Société ANF-Industrie S.A. (France)	99.9%

Bombardier Recreational Products

North America	
Bombardier Motor Corporation of America (Delaware)	100%
Europe	
Bombardier-Rotax GmbH & Co. KG (Austria)	100%

Bombardier Capital

North America	
Bombardier Capital Inc. (Massachusetts)	100%
Bombardier Capital Ltd. (Québec)	100%

Item 3 General Development of the Business

3.1 General

The Corporation, a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. As of January 31, 2002, Bombardier employed some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific.

3.2 History

Until 1973, Bombardier's operations consisted mainly of the manufacture and distribution of snowmobiles. In the 1970s and 1980s, Bombardier began diversifying its operations in the mass transit industry and in 1986, in the aerospace industry.

During the last three years, the Corporation completed the transactions described below.

On February 1, 2000, Bombardier concluded the sale of its 50% interest in Shorts Missile Systems Limited to the French defence electronics corporation, Thomson-CSF.

On June 12, 2000, Bombardier completed the sale of its defence services business in the United Kingdom to subsidiaries of Vosper Thornycroft (UK) Limited of the United Kingdom.

On August 4, 2000, Bombardier signed a sale and purchase agreement with DaimlerChrysler AG ("DaimlerChrysler") of Stuttgart, Germany, to acquire its subsidiary DaimlerChrysler Rail Systems GmbH ("Adtranz"). The acquisition of Adtranz was completed as at May 1, 2001. The sale and purchase agreement is for a cash consideration of US$725 million, subject to certain adjustments based on the carrying value of the net assets of Adtranz as at April 30, 2001. However, Bombardier announced on February 14, 2002, that discussions with DaimlerChrysler had failed to result in an agreement with respect to those adjustments and that, as a result, it will file a claim against it for damages under the arbitration process of the International Chamber of Commerce in the order of €1 billion ($1.4 billion) as provided for in the sale and purchase agreement.

On March 9, 2001, the Corporation acquired, through its indirect wholly-owned U. S. subsidiary Bombardier Motor Corporation of America, most of the net assets of the engine manufacturing operations of Outboard Marine Corporation ("OMC"). The acquired assets include the outboard marine engine brands of Johnson* and Evinrude* as well as the Ficht* fuel injection technology.

The Corporation announced on September 26, 2001, its decision with respect to the complete withdrawal of Bombardier Capital from the manufactured housing and consumer finance sectors because of their disappointing results. Accordingly, Bombardier Capital discontinued new loan origination activities in these businesses on November 26, 2001, with the exception of certain consumer finance activities related to the sales of Bombardier recreational products, which will cease when another source of third party financing for those products is identified. Bombardier Capital will continue to service existing accounts as part of a plan to liquidate these portfolios over the next several years.

Item 4 Narrative Description of the Business

4.1 Structure and Management

The Corporation operates in four reportable segments. Each reportable segment offers different products and services, requires different technology and marketing strategies and is headed by a President and Chief Operating Officer.

The Bombardier Aerospace segment manufactures business, regional and amphibious aircraft and provides related services. It offers comprehensive families of regional jet and turboprop commercial aircraft and a wide range of business jets. It also provides the Bombardier Flexjet business aircraft program, technical services, aircraft maintenance and pilot training.

The Bombardier Transportation segment is a world leader in the manufacturing of passenger rail equipment offering a full range of passenger railcars, as well as complete rail transportation systems. It also manufactures locomotives and freight cars, airport people movers, propulsion and controls and signalling equipment and systems and provides operation and maintenance services.

The Recreational Products segment designs, develops, builds, distributes and markets snowmobiles, watercraft, sport boats, all-terrain vehicles (ATVs), snow grooming equipment and multi-purpose tracked vehicles. It also manufactures Rotax engines that power Bombardier and other manufacturers' products, as well as the Johnson and Evinrude outboard engines.

The Bombardier Capital segment offers secured financing and leasing solutions to manufacturers, retailers and other commercial businesses, primarily in North American markets. It targets industry sectors and asset classes related to its specialized core competencies and those of Bombardier's manufacturing segments.

The four reportable segments are constituted as follows:

Bombardier Aerospace	○ Business Aircraft ○ Regional Aircraft ○ Amphibious Aircraft ○ Aviation Support and Services ○ Other Activities
Bombardier Transportation	○ Commuter and Regional Rail ○ Intercity and High-Speed Trains ○ Metro and Rapid Transit ○ Light Rail Vehicles ○ Locomotives and Freight ○ Transportation Systems ○ Propulsion and Controls ○ Services ○ Signalling
Bombardier Recreational Products	○ Snowmobiles ○ Watercraft ○ All-Terrain Vehicles ○ Engines ○ Outboard Engines ○ Sport Boats ○ Utility Vehicles
Bombardier Capital	○ Asset Services ○ Inventory Finance ○ Railcar Leasing ○ Discontinued Portfolios ○ Real Estate Services

The activities of each of these segments are described hereafter under separate headings.

BOMBARDIER
AEROSPACE

The operations of Bombardier Aerospace consist of designing, manufacturing, marketing and selling business aircraft, regional aircraft and amphibious aircraft as well as providing aviation support and services and performing other activities.

The administrative centre of Bombardier Aerospace is located in Montréal, Québec, Canada.

For a list of the Corporation's subsidiaries which fall within Bombardier Aerospace, see "Item 2 – Corporate Structure – Subsidiaries".

The following table shows the principal operation centres owned by the Corporation or one of its subsidiaries, as the case may be, unless they are indicated as being leased ("L"), and forming part of Bombardier Aerospace. The table also lists the type of operations conducted or products manufactured at these facilities.

Manufacturing Facilities	Products
Montréal, Québec, Canada[(L)]	Assembly of, and pre-flight activities for, the Bombardier Challenger 604* and the Bombardier CRJ aircraft Series 200. Interior finishing of the Bombardier CRJ Series 200 and painting of the Bombardier CRJ Series 200, 700 and 900. Interior completion of the Bombardier Global Express business aircraft.
Mirabel, Québec, Canada[(L)]	Engineering support and maintenance activities for CF-18 military aircraft and for other aircraft and painting and interior finishing activities for the Bombardier CRJ aircraft.
Mirabel, Québec, Canada[(L)]	Assembly, pre-flight, painting and interior finishing of the Bombardier CRJ Series 700 and 900.
Montréal, Québec, Canada	Parts, components and spare parts for the Bombardier Challenger, Bombardier CRJ Series 200, 700 and 900, Bombardier Global Express, Bombardier Continental* business jet and Bombardier 415 aircraft; structural components for Boeing and Aerospatiale.
Montréal, Québec, Canada	Complete wing and fuselage assembly for the Bombardier 415 aircraft.
Downsview, Ontario, Canada	Manufacture and final assembly of the Bombardier Q Series aircraft, including related spare parts and components; manufacture of components and final assembly of Bombardier Global Express aircraft; assembly of wings for the Bombardier Learjet 45; assembly of the Bombardier 415 nacelle.
North Bay, Ontario, Canada[(L)]	Final assembly of and pre-flight activities for Bombardier 415 aircraft.
Wichita, Kansas, United States	Manufacture of the Bombardier Learjet line of aircraft and of the Bombardier Continental business jet and flight test centre for aircraft manufactured by Bombardier Aerospace.

Manufacturing Facilities	Products
Dunmurry and Newtownabbey, Belfast, Northern Ireland, United Kingdom(L)	Composite components either for Bombardier Aerospace or for Boeing and Lockheed Martin.
Hawlmark, Newtownards, and Queen's Island, Belfast, Northern Ireland, United Kingdom(L)	Aircraft components, engine nacelles and nacelle components and spare parts for Bombardier Aerospace or for Boeing, Rolls-Royce, Rolls-Royce Deutschland, BAE Systems and International Aero Engines.

In addition, service centres for the Business Aircraft division located in Tucson, Arizona; Windsor Locks, Connecticut; Fort Lauderdale, Florida; Indianapolis, Indiana; Wichita, Kansas, and Dallas, Texas (United States), Berlin (Germany) and Dubai (United Arab Emirates) are part of a service network called Bombardier Aviation Services. Service centres for the Regional Aircraft division are located in Bridgeport, West Virginia; Asherville, North Carolina, and Manchester, New Hampshire. The Corporation owns an airport located in Downsview, Ontario (Canada), and uses it to support Bombardier Aerospace's manufacturing activities. There is also a worldwide network of authorized Bombardier Challenger, Bombardier Global Express and Bombardier Learjet aircraft service facilities that are independently owned.

Marketing of the Bombardier Aerospace products is provided through marketing and sales offices. In North America, marketing and sales offices are located in Canada (in Montréal, Ottawa and Toronto) and the United States (in the states of Arizona, California, Colorado, Connecticut, Georgia, Illinois, Maryland, Missouri, New York, Ohio and Texas, and in Washington, D.C.). In Europe, marketing is carried out through offices in Germany, the United Kingdom and Switzerland. In Asia, such offices are maintained in Dubai, in the United Arab Emirates; Hong Kong; and the People's Republic of China.

Business Aircraft

Bombardier Aerospace markets, sells and provides customer support for the Bombardier Global Express ultra long-range aircraft, the newly introduced superlarge Bombardier Global 5000*, the wide-body Bombardier Challenger 604, the supermidsize Bombardier Continental business jet, as well as the light Bombardier Learjet 31A, the superlight Learjet 45 and the midsize Learjet 60 and corporate variants of the CRJ series.

Aircraft ordered by customers are produced by the manufacturing facilities of Bombardier Aerospace. The raw materials and the various components and systems required to manufacture the aircraft are procured around the world and this procurement varies from product to product; however, most such materials, components and systems are provided by Canadian and U.S. suppliers with which Bombardier Aerospace generally has long-term contracts.

Through the Bombardier Flexjet* program, Bombardier Aerospace offers customers in North America fractional ownership of a business aircraft, whereas in Europe and Asia, Bombardier Aerospace offers a service based program using selected aircraft operators to provide air transportation service to customers.

○ Bombardier Global Express Aircraft

The Bombardier Global Express aircraft is an ultra long-range business jet covering distances of up to 6,500 nautical miles at Mach 0.80 non-stop.

Total demand for ultra long-range business jets is expected to continue growing over the next ten years. The Bombardier Global Express competes against the Gulfstream V and V-SP and, to a much lesser extent, the Boeing Business Jet and the Airbus A319CJ.

Bombardier Global 5000 Aircraft

The Bombardier Global 5000 aircraft is a high-speed intercontinental business jet capable of flying non-stop up to 4,800 nautical miles at Mach 0.85 with eight passengers and three crew members. The program was officially launched in February 2002. Production of the first test aircraft has begun and the first flight is expected in the first quarter of 2003-04, with entry into service expected in 2004-05.

Main competitors of the Bombardier Global 5000 include the Gulfstream IV-SP and the Dassault Falcon 900EX.

Bombardier Challenger 604 Aircraft

The Bombardier Challenger 604 aircraft is a wide-body, twin-engine intercontinental business jet capable of non-stop flights of over 4,000 nautical miles. The Bombardier Challenger 604 aircraft is the fifth generation of the widebody Challenger design, the previous models being the Challenger 600, 601, 601-3A and 601-3R.

Main competitors of the Bombardier Challenger 604 aircraft vary from transaction to transaction based on specific customer needs and brand loyalty, but often include the Falcon 2000EX and Falcon 900C manufactured by Dassault, as well as the Gulfstream IV-SP.

Bombardier Continental Business Jet

The Bombardier Continental business jet is a recent entrant in the supermidsize category and has a transcontinental range of up to 3,100 nautical miles at Mach 0.80 with eight passengers and two crew members. It competes with four other aircraft models in this category: the Raytheon Hawker Horizon, the Gulfstream G200, the Dassault Falcon 50EX and the Cessna Citation X. The inaugural flight was successfully completed on August 14, 2001. Type certification is expected by the end of 2002-03.

Bombardier Learjet Aircraft

Bombardier Aerospace also markets, sells and provides customer support for the light Bombardier Learjet 31A, the superlight Learjet 45 and the midsize Learjet 60. The main competitors for those aircraft are the models manufactured by Cessna, Gulfstream and Raytheon Aircraft.

Bombardier Challenger SE

The Bombardier Challenger SE is derived from the same platform as the CRJ aircraft and is offered in two configurations. In an executive jet configuration, the aircraft offers a large executive cabin with seating for up to 19 passengers and a transcontinental range of about 3,000 nautical miles while in a corporate shuttle configuration, the aircraft is typically delivered with 20-40 seats and has a range of about 2,500 nautical miles with 30 passengers on board.

Competitors for the Bombardier Challenger SE are comprised of similar models manufactured by Embraer and Fairchild Dornier.

Bombardier Flexjet Program

The Bombardier Flexjet program, in North America, offers customers fractional ownership of business aircraft manufactured by Bombardier Aerospace; owners have access to an aircraft with all operations and support including flight crew, maintenance, hangar fees and insurance being managed by Bombardier Aerospace. Through Flexjet's European program, customers purchase hours of flying time instead of a physical share of an aircraft. In December 2001, Bombardier Aerospace launched Flexjet Asia, in partnership with charter operators, maintenance companies and individual aircraft owners, thereby continuing its commitment to expanding its worldwide portfolio of business jet solutions.

Flexjet holds the number-two position among the fractional ownership programs currently available in that market. Its main competitor, Executive Jet, has typically purchased new aircraft from different manufacturers, such as Gulfstream, Cessna and Raytheon. A few other small organizations also offer fractional ownership of various categories of aircraft.

Regional Aircraft

Bombardier Aerospace markets and sells the Bombardier CRJ aircraft family and the Bombardier Q Series family of turboprops to airline companies and also provides maintenance and modification services to its customers in North America.

○ Bombardier CRJ Aircraft

The Bombardier CRJ aircraft are assembled at the Bombardier Aerospace facilities, in Montréal, Québec. In August 2001, the new facility at Montréal's Mirabel Airport for final assembly of Bombardier CRJ700 and CRJ900 began production. Raw materials and equipment are procured from suppliers in Canada, the United States and Europe with which Bombardier Aerospace generally has long-term contracts.

The Bombardier CRJ family consists of the 40-, 44- and 50-passenger Series 100 and Series 200 aircraft, the 70-passenger Series 700 aircraft and the 86-passenger CRJ900 aircraft. The Bombardier CRJ900 program is progressing well with the prototype having made its first flight in February 2001. The first flight of a production standard Bombardier CRJ900 took place successfully in October 2001. The program schedule anticipates initial type certification at the end of 2002-03, with first delivery scheduled for 2003-04.

The Bombardier CRJ aircraft family faces two competitors. Embraer Empresa Brasileira De Aeronautica S.A. ("Embraer") of Brazil, produces the 50-passenger jet EMB-145, the 30-passenger jet EMB-135 and a 44-passenger jet, the ERJ-140. Embraer also offers the 70-passenger jet EMB-170, the 80-passenger jet EMB-175 and the 98- and 108-passenger jet EMB-190-200. In addition, Fairchild Dornier of Germany markets a 30-passenger jet, the 328JET. Furthermore, Fairchild Dornier offers the 80- and 85-passenger 728 aircraft.

○ Bombardier Q Series Aircraft

The Bombardier Q Series family of turboprops assembled at the Bombardier Aerospace facilities in Downsview, Ontario, consists of the 37-passenger Q100 and Q200 aircraft, the 50-passenger Q300 aircraft and the 68- to 78-passenger Q400 aircraft.

The main products in competition with the Bombardier Q Series aircraft family come from ATR (a consortium consisting of Aerospatiale of France and Alenia of Italy). The Q300 aircraft faces competition from the ATR 42 and the Q 400 from the ATR 72.

Amphibious Aircraft

Bombardier Aerospace markets the Bombardier 415 turboprop amphibious aircraft, the only purpose-built firefighting aircraft currently available. The aircraft can also be adapted to a variety of specialized missions such as search and rescue, coastal patrol and transport.

Aviation Support and Services

Bombardier Aerospace provides a broad range of services to customers, including training for pilots and maintenance technicians, aircraft completion services, aircraft maintenance and spare parts.

○ Customer Training

Bombardier Aerospace offers, through joint ventures, a complete range of pilot and maintenance training programs for the Bombardier CRJ Series aircraft in Montréal, Canada, in Qingdao, China, and in Berlin, Germany.

In the business aircraft segment, Bombardier Aerospace officially inaugurated its customer training centre in Dallas/Fort Worth in April 2001. Fully certified, the center offers pilot and maintenance training for the Bombardier Learjet 31A, the Learjet 45 and the Learjet 60. In addition, Bombardier Aerospace has two simulators and two fixed training devices for the Bombardier Global Express and the Bombardier Challenger 604 in Montréal.

Bombardier Aerospace also provides maintenance and support services for military pilot training. The NATO Flying Training in Canada (NFTC) program is in full operation with Denmark, the United Kingdom, the Republic of Singapore, Italy and Canada as participating nations.

- **Business Aircraft Completions**

Bombardier Aerospace has two business aircraft completion centres located in Montréal, Québec, and Tucson, Arizona, as well as a network of authorized completion centres.

- **Aircraft Maintenance and Spare Parts Services**

Bombardier Aerospace's Fort Lauderdale, Florida, Indianapolis, Indiana, and Hartford, Connecticut, service centres have been expanded to add services for Bombardier Challenger 604 and Bombardier Global Express aircraft. Bombardier Aerospace provides similar services in Europe and the Middle East and is also associated with 32 authorized service centres worldwide to provide complete services to operators.

Bombardier Aerospace offers maintenance and modification services to Bombardier CRJ Series operators in Bridgeport, West Virginia. Maintenance services for military aircraft are carried out mainly at the Mirabel, Québec, facility.

Bombardier Aerospace also operates spare parts services through depots strategically located around the world. The service facility in the Middle East will house a new spare parts depot to serve operators throughout this region.

Other Activities

Other activities carried out by Bombardier Aerospace include component manufacturing for third parties at facilities in Montréal, Québec, and in Belfast, Northern Ireland, where most of the design, development and manufacture of major airframe structures is undertaken.

Bombardier Aerospace also operates Belfast City Airport in Northern Ireland in a new terminal inaugurated in June 2001 in order to accommodate the airport's current annual total of 1.3 million passengers and 17 daily destinations in the United Kingdom.

BOMBARDIER
TRANSPORTATION

Bombardier Transportation has the technology and know-how to produce a range of rail vehicles that meet most of the needs and requirements of mass transit markets while pursuing research and development activities to create new products for future market needs. The operations of Bombardier Transportation comprise, among other things, the design, manufacture and sale of vehicles for urban, suburban and intercity rail-passenger transportation, propulsion and controls, locomotives and freight cars, signalling equipment and systems, as well as complete rail transportation systems. Bombardier Transportation is also able to undertake the refurbishment of rail vehicles as well as to provide a full range of maintenance services.

The administrative centre of Bombardier Transportation is divided between Longueuil, Québec, Canada, and Berlin, Germany.

For a list of the Corporation's subsidiaries which fall within Bombardier Transportation, see "Item 2 – Corporate Structure – Subsidiaries".

The following table shows the principal operation centres owned by the Corporation or one of its subsidiaries, as the case may be, unless they are indicated as being leased ("L"), and forming part of Bombardier Transportation. The table also lists the type of operations conducted or products manufactured at these facilities.

Manufacturing Facilities	Products / Business
La Pocatière, Québec, Canada	Manufacture of mass transit vehicles.
Thunder Bay, Ontario, Canada	Manufacture of mass transit vehicles.
Plattsburgh, New York, United States (L)	Final assembly of mass transit vehicles.
Barre, Vermont, United States (L)	Final assembly of mass transit vehicles.
Pittsburg, California, United States (L)	Refurbishing activities for automated people movers, propulsion and control activities.
Pittsburg, Pennsylvania, United States	Final assembly of automated people movers and propulsion systems.
Sahagún, Mexico	Manufacture of mass transit vehicles and freight cars, refurbishment of rail passenger cars and light rail vehicle manufacturing center for North America.
Hortolãndia, Brazil (L)	Final assembly of mass transit vehicles and vehicles refurbishment.
Vienna, Austria	Manufacture of aluminum and steel carbodies for passenger cars (in particular light rail vehicles) in Europe.
Brugge, Belgium	Manufacture of aluminum and steel carbodies for passenger cars in Europe, final assembly and railway equipment.
Česká Lipa, Czech Republic	Supplier of primary parts and welding substructures and low-cost components.
Crespin, France	Manufacture of aluminum and steel carbodies for passenger cars in Europe, final assembly and bogies.
Aix-la-Chapelle (Aachen), Germany	Final assembly of passenger vehicles for Europe.

Manufacturing Facilities	Products / Business
Ammendorf, Germany	Manufacture of steel carbodies and final assembly of passenger vehicles. To be converted as refurbishment and services facilities.
Bautzen, Germany	Manufacture of aluminum and steel carbodies for passenger cars (in particular light rail vehicles) in Europe.
Görlitz, Germany	Manufacture of aluminum and steel carbodies for passenger cars and assembly of double-deck trains.
Hennigsdorf, Germany	Final assembly of passenger vehicles and test center, propulsion and control activities (mechanical drives assembly and train command and control engineering).
Siegen, Germany	Manufacture of bogies for Europe.
Dunakeszi, Hungary (L)	Refurbishment activities and engineering.
Vado Ligure, Italy	Manufacture of locomotive, freight vehicles and refurbishment activities.
Strömmen, Norway	Services activities.
Wroclaw, Poland	Manufacture of locomotives, freight vehicles and bogies frames and locomotive carbodies.
Amadora, Portugal	Final assembly and services activities.
Västerås, Sweden	Propulsion and control activities. To be converted as services facilities.
Pratteln, Switzerland (L)	Final assembly of passenger vehicles and vehicles overhaul.
Central Rivers, United Kingdom	Maintenance and overhaul activities.
Crewe, United Kingdom	Wheelset and bogies service activities, overhaul and refurbishment.
Derby, United Kingdom	Manufacture of bogies and of aluminum and steel carbodies for passenger cars in Europe, final assembly site for Europe and European center for metro. Wheel and bogie overhaul.
Plymouth, United Kingdom	Subassembly and final assembly for signalling products.
Wakefield, Yorkshire, United Kingdom	Final assembly of passenger train and refurbishment business.
Melbourne, Australia	Manufacturing activities and inter city trains services workshop.
Maryborough, Australia (L)	Manufacturing activities for regional and commuter cars.

Marketing of the products manufactured by Bombardier Transportation is carried out through marketing or sales offices. In North America, these marketing or sales offices are located in Canada (in Longueuil, Québec, and Millhaven (Kingston), Ontario), the United States (in the states of California, Florida, New York and Pennsylvania, and in Washington, D.C.), in Mexico, Chile and Brazil.

In Europe, marketing is effected through offices in Austria, Belgium, Czech Republic, Denmark, Finland, France, Germany, Ireland, Norway, Poland, Portugal, Russia, Spain, Sweden, Switzerland, Turkey and the United Kingdom.

Finally, Bombardier Transportation also has offices in the United Arab Emirates, India, South Africa, Australia, China, Indonesia, Japan, Korea, Malaysia, Philippines, Singapore, Taiwan, Thailand and Vietnam.

Bombardier Transportation leases these marketing or sales offices, with the exception of the office in Longueuil, Québec, and those in Austria, Belgium, Germany, Switzerland and the United Kingdom, which it owns.

Bombardier Transportation has two major global competitors, Alstom and Siemens, both active in the same fields as Bombardier i.e. from rolling stock to rail controls systems, propulsion, services and turnkey systems. Both Alstom and Siemens are also active in other industry segments such as fixed installations, power generation and transmission.

Ansaldo-Breda is also a full line supplier but with a more limited spread geographically with its stronghold in Italy. CAF, Talgo and Stadler are niche players in the field of passenger cars, mainly in Europe but they are also involved in the United States to a limited extent.

Japanese suppliers like Hitachi, Toshiba, Mitsubishi and Kawasaki are mostly seen competing in Asia and the United States for rolling stock projects.

In the field of rail control systems, Alcatel, GE Harris and Invensys are also competitors.

As result of the ongoing worldwide railway industry consolidation process as well as market dynamics, Bombardier has maintained project-based business relationships with most of its competitors, especially in Germany and France.

Commuter and Regional Rail

Bombardier Transportation offers a wide range of railcars for suburban and regional markets. The product line includes single- and double-deck electrical multiple units (EMUs), diesel multiple units (DMUs) and coaches.

Intercity and High-Speed Trains

Bombardier Transportation's product line includes diesel and electric multiple units and high speed trains.

Metro and Rapid Transit

Bombardier Transportation offers a full range of technologies geared for rapid transit systems that are suitable for diverse electrical and mechanical infrastructures.

Light Rail Vehicles

Bombardier Transportation's family of light rail vehicles includes street-trams, city-trams and tram-trains.

Locomotives and Freight

Bombardier Transportation offers locomotives for use in intercity, regional and freight traffic as well as electric and diesel-electric locomotives to suit the specific needs of railway operators.

Transportation Systems

Bombardier Transportation designs, markets and delivers complete transportation systems from high-capacity urban transit to intensive, short-distance commuter services, including automated transit systems (ATS), airport people mover systems (APM) and light rapid transit systems (LRT).

Propulsion and Controls

Bombardier Transportation offers propulsion systems, drives, train control and on-board train computer systems as well as auxiliary inverters/power systems.

Services

Bombardier Transportation provides a full range of maintenance services mainly targeted at Bombardier-built vehicles. These services include total train maintenance, spares management, car re-engineering and heavy overhaul and component re-engineering and overhaul.

Signalling

Bombardier Transportation's product portfolio includes integrated operation-control systems, electronic and relay-interlocking, automatic train protection (ATP) and automatic train operation (ATO) radio-based signalling systems and wayside equipment.

BOMBARDIER
RECREATIONAL PRODUCTS

The operations of Bombardier Recreational Products consist of designing, developing, building, marketing and distributing snowmobiles, watercraft, all-terrain vehicles (ATVs), engines, outboard engines, sport boats, snow grooming equipment and multi-purpose tracked vehicles.

The administrative centre of Bombardier Recreational Products is located in Longueuil, Québec, Canada.

For a list of the Corporation's subsidiaries which fall within Bombardier Recreational Products, see "Item 2 – Corporate Structure – Subsidiaries".

The following table shows the principal operation centres owned by the Corporation or one of its subsidiaries, as the case may be, unless they are indicated as being leased ("L"), and forming part of Bombardier Recreational Products. The table also shows products manufactured or operations conducted at such facilities, as the case may be.

Manufacturing Facilities	Products
Valcourt, Québec, Canada	Manufacture of Ski-Doo* snowmobiles, Sea-Doo* watercraft, Bombardier all-terrain vehicles and related components.
Benton, Illinois, United States	Manufacture of Sea-Doo sport boats and four-seater Sea-Doo watercraft.
Gunskirchen, Austria	Manufacture of engines and engine components for Ski-Doo and Lynx* snowmobiles, Sea-Doo watercraft and sport boats, Bombardier all-terrain vehicles, small and ultra-light aircraft, motorcycles, scooters and karts.
Rovaniemi, Finland	Manufacture of Lynx Wide Track snowmobiles, snowmobile frames and snowmobile components.
Granby, Québec, Canada	Manufacture and servicing of specialized tracked vehicles used for grooming alpine ski hills and snowmobile and cross-country ski trails.
Sturtevant, Wisconsin, United States	Manufacture of Evinrude* and Johnson* outboard engines.
Spruce Pine, North Carolina, United States	Casting of metal components for the Evinrude and Johnson outboard engines.
Andrews, North Carolina, United States	Machining of components for the Evinrude and Johnson outboard engines.
Juarez, Mexico	Manufacture of parts and accessories for the Evinrude and Johnson outboard engines.
Delavan, Wisconsin, United States	Manufacture of electronic, fuel injection and oiler components for the Evinrude and Johnson outboard engines and for other personal watercraft manufacturers.
Dong Guan, People's Republic of China (L)	Manufacture of electronic components for the Evinrude and Johnson outboard engines and manufacture of certain small Evinrude and Johnson outboard engines.

Distribution of the products manufactured by Bombardier Recreational Products is carried out through distribution centres located in the provinces of Alberta and Québec, in Canada, in the states of Colorado, Georgia, Illinois, New Jersey, Nevada, Texas, Utah, Washington and Wisconsin, in the United States, and in Finland.

Marketing of the products manufactured by Bombardier Recreational Products is carried out through the marketing or sales offices of its divisions and subsidiaries located in Canada, the United States, Australia, Austria, Belgium, Finland, France, Japan and Singapore and through a network of authorized distributors and dealers.

Snowmobiles

Bombardier Recreational Products develops, designs, manufactures, markets and distributes the Ski-Doo snowmobiles product line and the Lynx snowmobiles product line which is specifically designed for the European market.

The line of snowmobiles offered by Bombardier Recreational Products in 2001-02 consists of 48 Ski-Doo models in seven different categories and 17 Lynx models in five different categories.

Bombardier Recreational Products sells its snowmobiles in North America through a network of authorized dealers with which it deals either directly or through authorized distributors. In Europe, Bombardier Recreational Products sells its snowmobiles through independent authorized distributors and agents, except in Sweden and Norway, where it sells to authorized dealers through wholly-owned subsidiaries.

Bombardier Recreational Products competes in various snowmobile markets with American and Japanese manufacturers, namely, Arctic Cat, Polaris and Yamaha.

Watercraft

Bombardier Recreational Products develops, designs, manufactures, markets and distributes the Sea-Doo watercraft. The product line of Sea-Doo watercraft offered by Bombardier Recreational Products in 2001-02 consists of eleven models.

Kawasaki, Polaris and Yamaha currently compete with Bombardier Recreational Products in the watercraft industry. Honda has recently announced its entry into the industry with four-stroke models.

All-Terrain Vehicles

In the ATV market, Bombardier Recreational Products develops, designs, manufactures, markets and distributes an expanding line of vehicles.

Honda, Polaris, Yamaha, Suzuki, Arctic Cat and Kawasaki compete with Bombardier Recreational Products in the ATV market.

Engines

Bombardier Recreational Products develops, designs, manufactures, markets and sells two-stroke and four-stroke engines under the Rotax* brand name. The engines are used in Ski-Doo and Lynx snowmobiles, in Sea-Doo watercraft and some Sea-Doo sport boats, in the Bombardier ATVs and in other manufacturers' motorcycles, scooters, karts and small and ultralight aircraft.

Outboard Engines

On March 9, 2001, the Corporation acquired most of the net assets of the engine manufacturing operations of Outboard Marine Corporation ("OMC"). This occurred following OMC's and certain of its subsidiaries' filing of a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code on December 22, 2000. OMC was a leading manufacturer of engines built to service the boat industry, and the acquired assets include the outboard marine engine brands of Johnson and Evinrude as well as the Ficht fuel-injection technology.

The acquisition of OMC's outboard engine assets provides Bombardier Recreational Products with the opportunity to enter an important new segment of the motorized recreation industry on the foundation of the Johnson and Evinrude brands, proven fuel-injection technology and a strong core of former OMC personnel. Bombardier Recreational Products has consolidated the manufacturing operations, and has focused the short-term product development efforts on quality improvements. The relaunch of the Johnson and Evinrude brands is well underway and the first Bombardier-built engine was shipped on October 16, 2001, from a new manufacturing and assembly facility located in Sturtevant, Wisconsin.

Sport Boats

Bombardier Recreational Products offers a line of nine Sea-Doo sport boats with two types of propulsion. The 4.3 metre models are powered by Rotax engines, while the 4.9 metre and longer boats are equipped with jet-drive engines supplied by an outside manufacturer.

The Fish Hawk line, which is powered by Johnson and Evinrude engines and includes eight models of fishing boats ranging from 5.2 to 7.0 metres, was introduced at the end of the 2001 season. The Utopia, an 5.5 metre jet-propelled sport boat, was launched in the 2001 season. With the Fish Hawk fishing boats, Bombardier Recreational Products competes with Grady-White, Aquasport and Hydra-Sport.

Utility Vehicles

Bombardier Recreational Products designs, manufactures, markets, sells and services specialized tracked vehicles used mainly for grooming alpine ski hills, snowmobile and cross-country ski trails. In 2001-02, Bombardier Recreational Products exited the European utility vehicles market to better focus on the North American market, where it continues to maintain its leadership position.

BOMBARDIER
CAPITAL

Bombardier Capital offers secured financing and leasing solutions to manufacturers, retailers and other commercial businesses, primarily in North American markets. Bombardier Capital targets industry sectors and asset classes related to its specialized core competencies, and those of Bombardier's manufacturing segments.

The administrative centre of Bombardier Capital is located in Jacksonville, Florida, in the United States.

For a list of the Corporation's subsidiaries which fall within Bombardier Capital, see "Item 2 – Corporate Structure – Subsidiaries".

In 2001-02, the Corporation continued to realign Bombardier Capital's activities to concentrate on areas where it has demonstrated know-how and experience. Bombardier Capital having exited the retail sector of its businesses, as more fully explained below, its core activities are now more closely aligned with the product and service expertise of Bombardier's manufacturing segments. These core activities are managed in three separate businesses: asset services, inventory finance and railcar leasing and they consist of three portfolio categories: commercial, comprised of loans, finance leases and third-party receivables; floorplan receivables for dealers of consumer durable goods; and assets under operating leases. On September 26, 2001, the Corporation announced its decision with respect to Bombardier Capital to withdraw completely from the manufactured housing and consumer finance sectors because of their disappointing results. Accordingly, Bombardier Capital discontinued new loan origination activities in these businesses on November 26, 2001, with the exception of certain consumer finance activities related to the sales of Bombardier recreational products, which will cease when another source of third-party financing for those products is identified. Bombardier Capital will continue to service existing accounts as part of a plan to liquidate these portfolios over the next several years.

Asset Services

In line with Bombardier Capital's strategic mandate to create closer alignment with Bombardier's manufacturing operations, the asset services business puts strong emphasis on leveraging synergies with Bombardier's Transportation and Aerospace segments.

Bombardier Capital's asset services activities provide asset-based financing in the form of loans and receivables mostly related to third-party financing of business aircraft and related products, third-party interim financing of commercial aircraft, leases for new and pre-owned business and commercial aircraft, as well as factoring receivables from third parties for Bombardier's manufacturing segments.

Inventory Finance

Bombardier Capital's inventory finance activities provide floorplan financing on a secured basis to retailers purchasing inventory products in the United States and Canada. Primary markets are marine products, Bombardier-manufactured recreational products, manufactured housing and motorized recreational vehicles.

Railcar Leasing

Bombardier Capital's leasing activities provide third-party railroad freight car leasing as well as full service maintenance and/or management services to owners and users of railroad freight cars in North American markets. In the railcar leasing arrangement, Bombardier Capital purchases freight railcars, typically from a third-party manufacturer, and subsequently enters into a sale and leaseback with a financial institution.

The financial institution assumes ownership of the asset with Bombardier Capital as the lessee. Bombardier Capital then sub-leases the asset to the actual user of the equipment. The sublease is typically for three to seven years.

Discontinued Portfolios

Bombardier Capital expects the manufactured housing portfolios to achieve substantial wind-down within several years, and the consumer finance portfolios to achieve wind-down in three to four years. Bombardier Capital also continues to wind down its technology management and finance, mid-market commercial equipment finance, and small ticket finance portfolios. The wind-down of these portfolios is expected to be substantially completed within two to three years.

Real Estate Services

Through Bombardier's real estate services, Bombardier Capital is responsible for the development of Bombardier real estate assets earmarked for new uses, and for activities aimed at meeting the real estate needs of other Bombardier businesses.

4.2 Segmented Disclosure

For information respecting Bombardier's sales by industry and geographic segments, reference is made to note 27 of the notes to the consolidated financial statements for the fiscal years ended January 31, 2002, and January 31, 2001, which consolidated financial statements and accompanying notes, appearing on pages 104 to 107 of the Corporation's Annual Report for 2001-02, are incorporated herein by reference.

4.3 Agreements Relating to the Use of Certain Technologies

Some operations of Bombardier are conducted under agreements which allow it to use certain technical data and information relating to products or technologies developed by others. The most important of such agreements is the agreement signed on December 22, 1986, with Cartierville Financial Corporation Inc. ("CFC") (a wholly-owned subsidiary of Canada Development Investment Corporation, in turn wholly-owned by the Canadian federal government), under which Canadair Limited had obtained a licence granting it the exclusive and absolute right to use and exploit all the technology relating to the design of the Challenger aircraft and to use and incorporate that technology in the manufacture, development, testing, sale, distribution and maintenance of Challenger aircraft and any other related product worldwide. The initial term of the agreement is 21 years; however, the Corporation (as successor in interest to Canadair Limited) has an option to renew this agreement for three additional consecutive periods of 21 years each. In consideration for the rights thus granted to it, the Corporation paid CFC a lump sum of $20 million in 1988, less an amount equal to certain royalties then paid, in lieu of the royalties provided for under the agreement.

4.4 Research and Development

Every year Bombardier commits a portion of its revenues to research and development. The total sums spent for this purpose appear in note 17 to the consolidated financial statements for the fiscal years ended January 31, 2002, and January 31, 2001, appearing on page 94 of the Corporation's Annual Report for 2001-02, which note is incorporated herein by reference. These investments reinforce the skills and know-how of the engineers and technicians who currently make up Bombardier's design and engineering force.

4.5 Environment

During 2001-02, the manufacturing operations of Bombardier continued to be in compliance with the applicable environmental laws and regulations. Certain cases of non-compliance identified during environmental audits completed during the year were or are being corrected. In all such cases, corrective action measures were identified, brought to the attention of the government authorities if required and incorporated into an action plan for implementation. The cost of the corrective measures, taken singly or together, does not or will not have any material effect on the performance of Bombardier.

In previous years, Bombardier reported that it had been identified as potentially liable for the contamination of several sites in the United States. The resulting management and/or decontamination activities continued during 2001-02. The costs associated with these activities were not material during the period. Although the probable total costs associated with these activities are still not known, for the time being they are not considered to be material for Bombardier. The anticipated costs of site decontamination during 2002-03 should not be material.

As part of the acquisition of Adtranz completed as of May 1, 2001, Bombardier was informed or acquired knowledge of certain environmental conditions of the properties owned by Adtranz. Such conditions may result in remediation activities being continued or initiated at certain acquired sites. The costs associated with the continuation of ongoing remediation programs are not material with respect to the newly acquired entities or to Bombardier.

4.6 Human Resources

The following table shows the number of employees of Bombardier as at January 31, 2002, compared with January 31, 2001:

	Number of employees as at January 31	
	2002	2001
Bombardier Aerospace	32,766	35,250
Bombardier Recreational Products	6,739	5,456
Bombardier Transportation	34,128	15,675
Bombardier Capital	1,003	1,334
Corporate Office	243	199
Total	74,879	57,914

In North America, at the end of 2001-02, 22,830 employees of Bombardier were represented by certified unions under 25 separate collective agreements. These agreements expire at different dates, the latest of which is November 2004. At the time of this Annual Information Form, Management was in the process of negotiating a collective agreement with The International Association of Machinist and Aerospace Workers – Montreal Aircraft Lodge 712 (C.L.C./Q.F.L.) which represents approximately 8,000 workers of Bombardier's Aerospace segment.

In Europe, there are more than 112 collective agreements in force. National unions represent employees in subsidiaries or divisions and national and sectoral bargaining generally takes place every one or two years depending on the country (Austria, Belgium, the Czech Republic, Finland, France, Germany, Switzerland and the United Kingdom). These agreements expire at different dates, the latest of which is May 2005.

Bombardier considers that its relations with its employees are satisfactory.

4.7 Foreign Currency Fluctuations

The Corporation is exposed to risks resulting from foreign currency fluctuations arising either from carrying its businesses from Canada in foreign currencies or through operations in foreign countries. In an effort to mitigate those risks, the Corporation makes use of derivative contracts to hedge the exposure to future cash flows in various currencies and asset/liability management involving mostly borrowing in foreign currencies to hedge foreign currency exposure arising from permanent investments in foreign countries.

Item 5 Selected Consolidated Financial Information

5.1 Annual Information

Consolidated financial information for the last three fiscal years ended January 31

(millions of dollars, except per share amounts)	2002	2001	2000
Revenues	21,633.8	15,943.7[2]	13,416.5[2]
Net income	390.9	975.4	718.8
Total assets	27,752.6	20,404.3	17,034.1
Long-term debt	7,857.7	6,131.2	4,795.0
Series 2 Redeemable Preferred Shares	300.0	300.0	300.0
Earnings per share[1]			
Basic	$0.27	$0.70	$0.51
Diluted	$0.27	$0.69	$0.50
Dividend per share			
Series 2 Redeemable Preferred Shares	$1.37500	$1.37500	$1.37500
Class A Shares[1]	$0.18000	$0.13500	$0.11000
Class B Subordinate Shares[1]	$0.18156	$0.13656	$0.11156

(1) The figures have been adjusted to reflect the two-for-one stock split which took place on July 7, 2000.

(2) See note 26 to the consolidated financial statements for the fiscal years ended January 31, 2002, and January 31, 2001, appearing on page 104 of the Corporation's Annual Report for 2001-02, which note is incorporated herein by reference.

5.2 Quarterly Information

Quarterly consolidated financial information (unaudited)

(millions of dollars, except per share amounts)	2001-2002 4th qtr.	3rd qtr.	2nd qtr.	1st qtr.
Revenues	7,758.7	4,980.0	4,907.1	3,998.0
Net income (loss)	229.6	(367.6)	287.9	241.0
Earnings per share				
Basic	$0.16	$ (0.27)	$0.21	$0.17
Diluted	$0.16	$ (0.27)	$0.20	$0.17
Dividend per share				
Series 2 Redeemable Preferred Shares	$0.34375	$0.34375	$0.34375	$0.34375
Class A Shares	$0.04500	$0.04500	$0.04500	$0.04500
Class B Subordinate Shares	$0.04500	$0.04500	$0.04500	$0.04656

(millions of dollars, except per share amounts)	2000-2001 4th qtr.	3rd qtr.	2nd qtr.	1st qtr.
Revenues	5,485.5	3,838.0	3,393.2	3,227.0
Net income	348.0	225.9	254.1	147.4
Earnings per share				
Basic	$0.25	$0.16	$0.19	$0.10
Diluted	$0.25	$0.16	$0.18	$0.10
Dividend per share				
Series 2 Redeemable Preferred Shares	$0.34375	$0.34375	$0.34375	$0.34375
Class A Shares	$0.03375	$0.03375	$0.03375	$0.03375
Class B Subordinate Shares	$0.03375	$0.03375	$0.03375	$0.03531

5.3 Dividends

The Corporation declared the dividends indicated below on its outstanding shares during the fiscal years ended January 31, 2002, and January 31, 2001.

	Fiscal years ended January 31			
	2002		2001	
(millions of dollars, except per share amounts)	Total	Per share	Total	Per share
Series 2 Redeemable Preferred Shares	16.5	$1.37500	16.5	$1.37500
Class A Shares	61.8	$0.18000	47.0	$0.13500
Class B Subordinate Voting Shares	186.2	$0.18156	139.3	$0.13656

The articles of the Corporation stipulate that no dividends may be paid on the Class A Shares or the Class B Subordinate Voting Shares unless all accrued and unpaid dividends on the Series 2 Preferred Shares have been declared and paid or set aside for payment, or all the outstanding Series 2 Preferred Shares have been called for redemption and the redemption price of such shares has been deposited in the manner set out in the articles of the Corporation.

The holders of Class B Subordinate Voting Shares are entitled, in preference to the holders of Class A Shares, to a non-cumulative dividend at the rate of $0.0015625 per share per annum; when a dividend on the Class B Subordinate Voting Shares at the rate of $0.0015625 per share per annum is declared and paid or set aside for payment in any fiscal year, the Class A Shares and the Class B Subordinate Voting Shares participate equally, share for share, with respect to any additional dividend which may be declared, paid or set aside for payment during said fiscal year.

In general, the Corporation's policy is to set the total amount of its dividends for a fiscal year at approximately 30% of the consolidated net income for the previous fiscal year. The Board of Directors of the Corporation reserves the right to modify this policy at any time.

Pursuant to various financing agreements to which they are parties, Bombardier Capital Ltd., Bombardier Capital Inc. and Learjet Inc. are subject to certain restrictions as to payment of dividends. The Corporation, as intervenor, is also subject to certain restrictions as to the receipt of dividends from these subsidiaries. These subsidiaries have undertaken to maintain certain financial ratios or a minimum level of net worth, which may have the indirect effect of restricting payment of dividends by these subsidiaries.

Item 6 Management's Discussion and Analysis

A discussion and analysis by Management of the financial condition and results of operations for the fiscal years ended January 31, 2002, and January 31, 2001, is presented under the item "Management's Discussion and Analysis" on pages 32 to 61 of the Corporation's Annual Report for 2001-02, which item is incorporated herein by reference. To complement the financial discussion and analysis, reference is made to the consolidated financial statements for the fiscal years ended January 31, 2002, and January 31, 2001, the summary of significant accounting policies and the notes to the consolidated financial statements on pages 69 to 107 of the Corporation's Annual Report for 2001-02, which consolidated financial statements, summary of accounting policies and notes are incorporated herein by reference.

Item 7 Market for the Securities of the Issuer

The Class A Shares, the Class B Subordinate Voting Shares and the Series 2 Preferred Shares of the Corporation are listed for trading on the Toronto Stock Exchange. The Class B Subordinate Voting Shares are also listed for trading on the Frankfurt Stock Exchange in Germany and on the Brussels Stock Exchange in Belgium.

Item 8 Directors and Officers

The names of the directors and officers of the Corporation, their municipality of residence, the positions held by the directors and officers within the Corporation, the principal occupations of the directors, the period during which each director has exercised his mandate, as well as the number of Class A Shares, Class B Subordinate Voting Shares or Deferred Stock Units, as the case may be, of the Corporation that the directors, as at April 3, 2002, owned beneficially or over which they exercised control or direction, are indicated below. No Series 2 Preferred Shares and no Series 4 Preferred Shares are held by any director.

Directors

Name, Municipality of Residence, Principal Occupation and Position held within the Corporation	Period of service as a director	Approximate number of shares or units of the Corporation owned beneficially by a director or over which the director exercised control or direction as at April 3, 2002		
		Class A Shares	Class B Subordinate Voting Shares	Deferred Stock Units
YVAN ALLAIRE Montréal, Québec Emeritus Professor of Strategy (UQAM) and Chairman, Governance Value Added Inc.	1998 to date	9,728	234,398	1,336
LAURENT BEAUDOIN, C.C., FCA(1)(a)(c) Montréal, Québec Chairman of the Board and of the Executive Committee of the Corporation	1975 to date	482,560	7,520,384	Ø
J.R. ANDRÉ BOMBARDIER(2)(a)(c) Montréal, Québec Vice Chairman of the Corporation	1975 to date	72,644,741	714,697	Ø
JANINE BOMBARDIER (3) Montréal, Québec President and Governor, J. Armand Bombardier Foundation, charitable organization	1984 to date	69,780,740	Ø	3,462
ROBERT E. BROWN(a) Montréal, Québec President and Chief Executive Officer of the Corporation	1999 to date	Ø	53,789	Ø
ANDRÉ DESMARAIS(c) Montréal, Québec President and Co-Chief Executive Officer, Power Corporation of Canada, holding and management corporation	1985 to date	Ø	126,400	4,153
JEAN-LOUIS FONTAINE(4)(a)(b) Montréal, Québec Vice Chairman of the Corporation	1975 to date	4,097,472	75,619	Ø
THE HON. JEAN-PIERRE GOYER, P.C., Q.C.(b) Montréal, Québec Lawyer and company director	1982 to date	Ø	29,200	Ø
DANIEL JOHNSON(b) Montréal, Québec Counsel, McCarthy Tétrault, Barristers and Solicitors	1999 to date	Ø	1,200	4,152

Name, Municipality of Residence, Principal Occupation and Position held within the Corporation	Period of service as a director	Approximate number of shares or units of the Corporation owned beneficially by a director or over which the director exercised control or direction as at April 3, 2002		
		Class A Shares	Class B Subordinate Voting Shares	Deferred Stock Units
PIERRE LEGRAND, Q.C. [(a)(c)] Montréal, Québec Senior Partner, Ogilvy Renault, Barristers and Solicitors	1975 to date	7,168	Ø	Ø
DONALD C. LOWE[(b)] Toronto, Ontario Corporate Director and Consultant	1987 to date	Ø	532,000	4,658
JEAN C. MONTY[(a)(c)] Montréal, Québec Chairman and Chief Executive Officer, BCE Inc. Telecommunication company	1998 to date	25,000	10,000	4,489
JAMES E. PERRELLA Annapolis, Maryland, U.S.A. Retired Chairman and Chief Executive Officer, Ingersoll-Rand Company, diversified industrial company and components manufacturer	1999 to date	Ø	10,000	3,397
PAUL M. TELLIER[(a)] Montréal, Québec President and Chief Executive Officer, Canadian National, transportation company	1997 to date	Ø	8,000	3,714
HUGO UYTERHOEVEN Weston, Massachusetts, U.S.A. Timken Professor of Business Administration Emeritus, Harvard Business School	1983 to date	Ø	Ø	3,591

(1) Mrs. Claire Bombardier Beaudoin, wife of Mr. Laurent Beaudoin, exercises, through holding corporations which she controls (either directly or in concert with Mr. J.R. André Bombardier, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 69,780,740 Class A Shares of the Corporation.

(2) Mr. J.R. André Bombardier exercises, through holding corporations which he controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 72,644,741 Class A Shares of the Corporation.

(3) Mrs. Janine Bombardier exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 69,780,740 Class A Shares of the Corporation.

(4) Mrs. Huguette Bombardier Fontaine, wife of Mr. Jean-Louis Fontaine, exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Janine Bombardier), control or direction over 68,180,740 Class A Shares of the Corporation.

(a) Member of the Executive Committee.

(b) Member of the Audit Committee.

(c) Member of the Compensation Committee.

Each director remains in office until the following annual shareholders' meeting or until the election of his successor, unless he resigns or his office becomes vacant as a result of his death, removal or any other cause.

Officers who are not Directors

Name and Municipality of Residence	Position held within the Corporation
Michel Baril Longueuil, Québec	President and Chief Operating Officer, Bombardier Recreational Products
Pierre Beaudoin Montréal, Québec	President and Chief Operating Officer, Bombardier Aerospace
Richard Bradeen Montréal, Québec	Vice-President
Roger Carle Montréal, Québec	Corporate Secretary
Michael G. Denham Montréal, Québec	Senior Vice-President, Strategy
Daniel Desjardins Montréal, Québec	Vice-President, Legal Services and Assistant Secretary
Robert Gillespie Montréal, Québec	President and Chief Operating Officer, Bombardier Capital
Robert Greenhill Montréal, Québec	President and Chief Operating Officer, Bombardier International
Jean-Yves Leblanc Montréal, Québec	Chairman, Bombardier Transportation
Carroll L'Italien Montréal, Québec	Senior Vice-President
Carole Lamarche Montréal, Québec	Vice-President, Corporate Audit and Risk Assessment
Michel Lord Montréal, Québec	Vice-President, Investor Relations
Pierre Lortie Longueuil, Québec	President and Chief Operating Officer, Bombardier Transportation
Louis Morin Montréal, Québec	Senior Vice-President and Chief Financial Officer
Marie-Claire Simoneau Montréal, Québec	Executive Assistant to the Chairman
Yvon Turcot Montréal, Québec	Senior Vice-President, Public Affairs

As at April 3, 2002, the directors of the Corporation (other than Mrs. Janine Bombardier and Mr. J.R. André Bombardier) and the officers of the Corporation, as a group, owned beneficially, directly or indirectly, 4,642,948 Class A Shares and 9,149,539 Class B Subordinate Voting Shares, representing 1.36% and 0.89%, respectively, of the outstanding shares of each such class.

The directors and officers of the Corporation who have not occupied their current principal occupations for more than five years have had the following principal occupations during the last five years, except that where a director or officer has held more than one position in the same company or an affiliate of such company, only the date of his appointment to his current position is indicated:

– Yvan Allaire is Emeritus Professor of Strategy (UQAM) and Chairman of the Board, Governance Value Added Inc. From February 1, 1999, until July 3, 2001, he was Executive Vice-President of the

Corporation and Chairman of Bombardier Capital. Prior to that, he had been Executive Vice-President, Strategy and Corporate Affairs of the Corporation since May 1, 1996.

- Michel Baril has been President and Chief Operating Officer, Bombardier Recreational Products since February 1, 2001; prior to that date, he was Executive Vice-President, Bombardier Transportation since May 2000; he had previously been Executive Vice-President, Operations, Bombardier Aerospace since September 1998; before that, he had been President of the Mass Transit Division of Bombardier Transportation since June 1996.
- Laurent Beaudoin has been Chairman of the Board and of the Executive Committee of the Corporation since February 1, 1999; prior to that date, he was President, Chairman and Chief Executive Officer of the Corporation since June 18, 1996.
- Pierre Beaudoin has been President and Chief Operating Officer of Bombardier Aerospace since October 16, 2001. Prior to that, he was President of Bombardier Aerospace, Business Aircraft since February 1, 2001; before that, he was President and Chief Operating Officer of Bombardier Recreational Products from April 1996 to January 2001.
- Richard Bradeen has been promoted to Vice-President, responsible for Amphibious Aircraft, Defence Services and the Belfast City Airport effective April 8, 2002; prior to that date, he has been Vice-President, Corporate Audit and Risk Assessment of the Corporation since February 1, 2001; prior to that date, he was Vice-President, Acquisitions and Strategic Alliances of the Corporation since February 1, 1999. Before that, he had been Vice-President, Acquisitions, since August 1, 1997. Prior to that date, he had been a partner of Ernst & Young since 1988.
- Robert Brown has been President and Chief Executive Officer of the Corporation since February 1, 1999; prior to that date, he was President and Chief Operating Officer of Bombardier Aerospace since May 15, 1996.
- Roger Carle has been Corporate Secretary of the Corporation since October 6, 2000; before that, he was Director, Legal Services and Corporate Secretary since September 17, 1996.
- Michael G. Denham has been Senior Vice-President, Strategy since August 6, 2001. From 1994 until joining the Corporation, he was a partner with McKinsey & Company, an international management consulting firm.
- Daniel Desjardins has been Vice-President, Legal Services and Assistant Secretary of the Corporation since April 6, 1998; prior to that date, he had been, since February 1986, a partner of Hudon, Gendron, Harris, Thomas.
- André Desmarais has been President and Co-Chief Executive Officer of Power Corporation of Canada since May 10, 1996.
- Robert Gillespie holds the position of President and Chief Operating Officer of Bombardier Capital since February 1, 2001; prior to that date, he was President of Bombardier Aerospace, Business Aircraft since September 1999; from March 1998 to September 1999, he was President of Bombardier Aerospace, Regional Aircraft, and from May 1995 to March 1998, he was President of Bombardier Business JetSolutions.
- Robert Greenhill has been President and Chief Operating Officer of Bombardier International since October 23, 2000; prior to that date, he was Senior Vice-President, Strategy since September 20, 2000, and before that date, Vice-President, Strategy since October 1, 1996.
- Daniel Johnson has been counsel at the law firm McCarthy Tétrault since July 1998. Prior to that date, he sat as a member of the Quebec National Assembly for more than 17 years and was leader of the Quebec Liberal Party from December 1993 to April 1998.
- Jean-Yves Leblanc has been Chairman of Bombardier Transportation since December 6, 2000; prior to that date he had been President and Chief Operating Officer of Bombardier Transportation since May 15, 1996.

- Carroll L'Italien has been Senior Vice-President of the Corporation since July 24, 1999; prior to that date, he had been, since June 1996, President of Alcan Smelters and Chemicals Limited, a producer of aluminum products, and later had become President of Alcan Primary Metal – North America.
- Carole Lamarche has been promoted to Vice-President, Corporate Audit and Risk Assessment of the Corporation, effective April 8, 2002; prior to that date, she has been Vice-President, Finance of the Corporation since March 1, 2001. Before that, she had been Vice-President, Finance, Bombardier Aerospace, Bombardier Regional Aircraft Division since May 1, 2000 and Bombardier Aerospace, Operations de Havilland since February 1, 1999 after having been Controller, Finance, Bombardier Aerospace since September 1, 1996.
- Michel Lord has become Vice-President, Investor Relations on August 6, 2001, after having been Vice-President, Communications and Public Relations of the Corporation.
- Pierre Lortie has been President and Chief Operating Officer of Bombardier Transportation since December 6, 2000; prior to that date, he had been President and Chief Operating Officer of Bombardier Capital since February 16, 2000; previously, he had been President and Chief Operating Officer of Bombardier International since April 6, 1998, after having been President of the Bombardier Aerospace Regional Aircraft division since August 1993.
- Jean C. Monty has been Chairman and Chief Executive Officer of BCE Inc. since April 26, 2000, before which he had been President and Chief Executive Officer of BCE Inc. since May 6, 1998 and previously President and Chief Operating Officer of BCE Inc. from October 1, 1997 to May 6, 1998; he is also Chairman and Chief Executive Officer of Bell Canada since February 28, 1998; previously, he had been President and Chief Executive Officer of Northern Telecom Limited from March 1993 to February 1997 when he became its Vice-Chairman and Chief Executive Officer.
- Louis Morin has been Senior Vice-President and Chief Financial Officer of the Corporation since September 20, 2000 and before that Vice-President, Finance of the Corporation since April 1, 1999; from March 1, 1997 to March 31, 1999, he had been Vice-President, Finance of Bombardier Aerospace; previously, he had been Vice-President and Controller of the Corporation between October 1, 1996 and February 28, 1997.
- James E. Perella has been Retired Chairman and Chief Executive Officer of Ingersoll-Rand Company since June 1, 2000 and before that, the Chairman of the Board of Directors of Ingersoll-Rand Company since October 1, 1999; previously, he had been its Chairman and Chief Executive Officer since April 1999; from November 1993 to April 1999, he had been its Chairman, President and Chief Executive Officer.
- Marie-Claire Simoneau has been Executive Assistant to the Chairman since February 1, 1999; prior to that date, she had been Executive Assistant to the Chief Executive Officer since April 21, 1986.
- Yvon Turcot has been promoted to Senior Vice-President, Public Affairs of the Corporation effective April 8, 2002 after having been Vice-President, Public Affairs of the Corporation since August 6, 2001. Prior to his appointment, he had been President of a consulting firm for over 25 years.

Item 9 Additional Information

Additional information, including remuneration of directors and officers, loans of the Corporation to directors and officers, principal holders of the Corporation's securities, as well as stock options and interest of insiders in material transactions is, where applicable, contained in the Corporation's management proxy circular for its most recent annual meeting of shareholders at which directors were elected. Additional financial information, including comparative consolidated audited financial statements, is provided in the Corporation's Annual Report to shareholders for the fiscal year ended January 31, 2002. Copies of these documents may be obtained free of charge upon request from the Public Affairs Department, 800 René-Lévesque Boulevard West, Montréal, Québec H3B 1Y8.

In addition, when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed, the following documents may be obtained free of charge from the Public Affairs Department of the Corporation:

(i) one copy of the Annual Information Form, together with one copy of any document or portion thereof incorporated by reference therein;

(ii) one copy of the comparative consolidated financial statements of the Corporation for its most recently completed fiscal year for which financial statements have been filed together with the report of the auditors thereon and one copy of any interim financial statements of the Corporation that have been filed subsequent to the financial statements for its most recently completed fiscal year;

(iii) one copy of the Corporation's management proxy circular for its most recent annual meeting of shareholders which involved the election of directors; and

(iv) one copy of any other document that is incorporated by reference in the preliminary short form prospectus or the short form prospectus.

At any other time, one copy of the documents referred to in subparagraphs (i), (ii) and (iii) above will be provided free of charge upon request to the Public Relations Department or by consulting Bombardier's web site at www.bombardier.com.

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